SingTel

07025319

SEC MAIL PROCESSING RECEIVED JUL 16 2007 WASH. D.C. 209 SECTION

SUPPL

4 July 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period 25 June 2007 to 29 June 2007.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant General Counsel

PROCESSED
JUL 20 2007
THOMSON
FINANCIAL

Encs

7/18

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

SEC File No: 82-3622

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	25-Jun-2007 17:16:48
Announcement No.	00069

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Annual Report 2006/2007 on SingTel's Web site
Description	
Attachments:	364-sgx.pdf Total size = **11K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

ANNUAL REPORT 2006/2007 ON SINGTEL'S WEB SITE

Singapore Telecommunications Limited ("SingTel") wishes to announce that the Notice of Annual General Meeting dated 28 June 2007, Annual Report 2006/2007, Summary Financial Report 2006/2007, Circular to Shareholders and CUFS Holders dated 28 June 2007 and related documents will be available at SingTel's weblink at http://home.singtel.com/investor_relations/annual_reports/default.asp on 28 June 2007 at approximately 9:00 a.m.

BY ORDER OF THE BOARD

Chan Su Shan (Ms)
Company Secretary

Dated : 25 June 2007

Lorinda Leung

From: Lim Li Ching

Sent: Monday, June 25, 2007 5:17 PM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Monday, June 25, 2007 5:16:48 PM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00069
Submission Date & Time :: 25-Jun-2007 17:15:58
Broadcast Date & Time :: 25-Jun-2007 17:16:48
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 25/06/2007

TIME: 19:26:17

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Annual Report 2006/07 on Web Site

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Monday, June 25, 2007 5:27 PM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 470202.pdf

470202.pdf (14 KB)

ASX confirms the release to the market of Doc ID: 470202 as follows:
Release Time: 25-Jun-2007 19:26:14
ASX Code: SGT
File Name: 470202.pdf
Your Announcement Title: Annual Report 2006 2007 on SingTel Web Site

SEC File No: 82-3622

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	28-Jun-2007 08:00:18
Announcement No.	00003

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Notice of AGM/Notice of Books Closure/Notice of Record Date/Notice of EGM
Description	
Attachments:	2007-NoticeofAGMAndEGM.pdf Total size = **175K** (2048K size limit recommended)

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SingTel

SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
Company Registration Number: 199201624D

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT THE 15TH ANNUAL GENERAL MEETING of the Company will be held at NTUC Auditorium, One Marina Boulevard, Level 7, NTUC Centre, Singapore 018989 on Friday, 27 July 2007 at 3.00 p.m. to transact the following businesses:

Ordinary Business

1. To receive and adopt the Financial Statements for the financial year ended 31 March 2007, the Directors' Report and the Auditors' Report thereon. **Resolution 1**

2. To declare a final dividend of 6.5 cents per share and a special dividend of 9.5 cents per share in respect of the financial year ended 31 March 2007. **Resolution 2**

3. To re-elect the following Directors who retire by rotation in accordance with Article 97 of the Company's Articles of Association and who, being eligible, offer themselves for re-election[1]:
   (a) Mr Heng Swee Keat[2] **Resolution 3**
   (b) Mr Simon Israel[2] **Resolution 4**
   (c) Mr John Powell Morschel[2] **Resolution 5**
   (d) Mr Deepak S Parekh[2]. **Resolution 6**

4. To re-elect the following Directors who cease to hold office in accordance with Article 103 of the Company's Articles of Association and who, being eligible, offer themselves for re-election:
   (a) Ms Chua Sock Koong[2] **Resolution 7**
   (b) Mr Kaikhushru Shiavax Nargolwala[2] (independent member of the Audit Committee). **Resolution 8**

5. To approve Directors' fees payable by the Company of S$1,713,520 for the financial year ended 31 March 2007 (2006: S$1,453,000; increase: S$260,520)[3]. **Resolution 9**

6. To approve payment of Directors' fees by the Company of up to S$2,250,000 for the financial year ending 31 March 2008 (increase: up to S$536,480)[3]. **Resolution 10**

7. To re-appoint Auditors and to authorise the Directors to fix their remuneration. **Resolution 11**

8. To transact any other business of an Annual General Meeting.

Notes:

(1) In relation to the retirement of Directors by rotation at the 15th Annual General Meeting, Mr Paul Chan Kwai Wah is also due to retire by rotation, but has given notice to the Company that he does not wish to be re-elected to office thereat.

(2) Detailed information on these Directors can be found under 'Board of Directors' and 'Corporate Governance Report' in the Company's Annual Report 2006/2007.

(3) Voting Exclusion – Resolutions 9 & 10
The Company will disregard any votes cast on these Resolutions by:
(a) a Director of the Company; and
(b) an associate (as defined for the purposes of the Listing Rules of ASX Limited) of that person (or those persons).

However, the Company need not disregard a vote if:

(a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
(b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Special Business

9. To consider and, if thought fit, to pass with or without amendments the following Resolutions as Ordinary Resolutions:

(a) That authority be and is hereby given to the Directors to:

(i) (1) issue shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

(2) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(ii) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(I) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 per cent. of the issued shares in the capital of the Company (as calculated in accordance with sub-paragraph (II) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 15 per cent. of the issued shares in the capital of the Company (as calculated in accordance with sub-paragraph (II) below);

(II) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("SGX-ST")) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (I) above, the percentage of issued shares shall be based on the total number of issued shares in the capital of the Company at the time this Resolution is passed, after adjusting for:

(a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(b) any subsequent consolidation or sub-division of shares;

(III) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST and the rules of any other stock exchange on which the shares of the Company may for the time being be listed or quoted ("Other Exchange") for the time being in force (unless such compliance has been waived by the SGX-ST or, as the case may be, the Other Exchange) and the Articles of Association for the time being of the Company; and

(IV) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier. **Resolution 12**

(b) That approval be and is hereby given to the Directors to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of options under the Singapore Telecom Share Option Scheme 1999 ("1999 Scheme"), provided always that the aggregate number of shares to be issued pursuant to the 1999 Scheme shall not exceed 5 per cent. of the total number of issued shares in the capital of the Company from time to time as calculated in accordance with the Rules of the 1999 Scheme. **Resolution 13**

(c) That approval be and is hereby given to the Directors to grant awards in accordance with the provisions of the SingTel Performance Share Plan ("Share Plan") and to allot and issue from time to time such number of fully paid-up shares in the capital of the Company as may be required to be issued pursuant to the vesting of awards under the Share Plan, provided always that the aggregate number of shares to be issued pursuant to the 1999 Scheme and the Share Plan shall not exceed 10 per cent. of the total number of issued shares in the capital of the Company from time to time. **Resolution 14**

By Order of the Board

Chan Su Shan (Ms)
Company Secretary
Singapore, 28 June 2007

Additional Information for Item under the Heading "Ordinary Business"

Resolution 10 is to facilitate payment of Directors' fees during the financial year in which the fees are incurred. The Directors' fees are calculated based on, amongst other things, the number of scheduled Board and committee meetings for the financial year 2006/2007 and assuming that all non-executive Directors will hold office for the full year.

Statement Pursuant to Article 58(C) of the Articles of Association of the Company

Resolution 12 is to empower the Directors to issue shares in the capital of the Company and to make or grant instruments (such as warrants or debentures) convertible into shares, and to issue shares in pursuance of such instruments, up to a number not exceeding in total 50 per cent. of the issued shares in the capital of the Company, with a sub-limit of 15 per cent. for issues other than on a *pro rata* basis to shareholders. The 15 per cent. sub-limit for non-*pro rata* issues is lower than the 20 per cent. sub-limit allowed under the Listing Manual of the SGX-ST and the Articles of Association of the Company. For the purpose of determining the aggregate number of shares that may be issued, the percentage of issued shares shall be based on the number of issued shares in the capital of the Company at the time that Resolution 12 is passed, after adjusting for (a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that Resolution 12 is passed, and (b) any subsequent consolidation or sub-division of shares.

Resolution 13 is to empower the Directors to issue shares in the capital of the Company pursuant to the Singapore Telecom Share Option Scheme 1999 ("1999 Scheme"), provided that the aggregate number of shares to be issued pursuant to the 1999 Scheme does not exceed 5 per cent. of the total number of issued shares in the capital of the Company from time to time as calculated in accordance with the Rules of the 1999 Scheme.

Resolution 14 is to empower the Directors to grant awards and to issue shares in the capital of the Company pursuant to the SingTel Performance Share Plan ("Share Plan"), provided that the aggregate number of shares to be issued pursuant to the 1999 Scheme and the Share Plan does not exceed 10 per cent. of the total number of issued shares in the capital of the Company from time to time.

Notwithstanding Resolutions 12, 13 and 14, as the Company is admitted to the official list of ASX Limited, the Company is bound to comply with the Listing Rules of ASX Limited that are in force from time to time, in particular Listing Rule 7.1 (which deals with new issues of equity securities exceeding 15 per cent. of capital) and Chapter 10 of the Listing Rules (which deals with transactions with persons in a position of influence).

Notes:

1. With the exception of the Central Provident Fund Board and CHESS Depositary Nominees Pty Ltd ("CDN") (who may each appoint more than two proxies), a member entitled to attend, speak and vote at the Annual General Meeting is entitled to appoint not more than two proxies to attend, speak and vote instead of him, and such proxy need not be a member of the Company.

2. Every instrument of proxy, other than instruments of proxy from CDN, must be deposited at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat) not less than 48 hours before the time appointed for the Annual General Meeting.

   Every instrument of proxy from CDN must be lodged by the holders of CHESS Units of Foreign Securities ("CUFS") relating to ordinary shares in the Company at the office of the Company's Australian registry, Computershare Investor Services Pty Limited at Level 3, 60 Carrington Street, Sydney NSW 2000, Australia or GPO Box 242, Melbourne VIC 8060, Australia, not less than 48 hours before the time appointed for the Annual General Meeting.

3. To obtain a complimentary copy of CDN's Financial Services Guide ("FSG"), or any Supplementary FSG, a member or CUFS holder may visit www.asx.com.au/cdis or phone 1300 300 2790 to have one sent to him.

NOTICE OF BOOKS CLOSURE

(for Shares Quoted on the Singapore Exchange Securities Trading Limited)

NOTICE IS ALSO HEREBY GIVEN THAT the Transfer Book and Register of Members of the Company will be closed on 13 August 2007 for the preparation of dividend warrants. Duly completed registrable transfers of the ordinary shares in the capital of the Company ("Shares") received by the Company's Share Registrar, M & C Services Private Limited at 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906, up to 5.00 p.m. on 10 August 2007 will be registered to determine members' entitlements to the proposed final and special dividends.

Members whose Securities Accounts with The Central Depository (Pte) Limited are credited with Shares at 5.00 p.m. on 10 August 2007 will be entitled to the proposed final and special dividends. Payment of the final and special dividends, if approved by members at the 15th Annual General Meeting, will be made on 30 August 2007.

NOTICE OF RECORD DATE

(for Shares Quoted on ASX Limited issued in the form of CHESS Units of Foreign Securities)

NOTICE IS ALSO HEREBY GIVEN THAT the record date ("Record Date") to determine entitlements to the proposed final and special dividends is 10 August 2007. Holders of CHESS Units of Foreign Securities relating to ordinary shares ("Shares") in the Company ("CUFS") as at the Record Date will be entitled to receive the proposed final and special dividends. Payment of the final and special dividends, if approved by members at the 15th Annual General Meeting, will be made on 30 August 2007.

The rate of exchange applicable in determining the amount of currency of Australia that is to be paid to satisfy the obligation to pay such proposed final and special dividends in relation to the Shares which are listed on ASX Limited, including Shares traded in the form of CUFS, will be the average of the quoted rates, as selected by any Director, prevailing over the five market days immediately preceding the Record Date.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary
Singapore, 28 June 2007

Notes:

A member (other than CHESS Depositary Nominees Pty Ltd) who wishes to have his SingTel dividends credited directly into his bank account should contact The Central Depository (Pte) Limited at Tel: +65 6535 7511, if he has not already signed/returned his Direct Crediting Authorisation Form.

A CUFS holder who wishes to have his SingTel dividends credited directly into his bank account should contact the Company's Australian registry, Computershare Investor Services Pty Limited at Tel: 1800 501 501 or +61 3 9615 5970, if he has not already signed/returned his Request for Direct Crediting of Dividends Form ("Form"). The Form can be downloaded from www.computershare.com.

SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
Company Registration Number: 199201624D

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Singapore Telecommunications Limited (the "**Company**") will be held at NTUC Auditorium, One Marina Boulevard, Level 7, NTUC Centre, Singapore 018989 on 27 July 2007 at 3.30 p.m. (or so soon thereafter following the conclusion or adjournment of the 15th Annual General Meeting of the Company to be held at 3.00 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without modifications, the following Resolutions, which will be proposed as Ordinary Resolutions:

Resolution 1: Ordinary Resolution
The Proposed Renewal of the Share Purchase Mandate

THAT:

(a) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 (the "**Companies Act**"), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued ordinary shares in the capital of the Company ("**Shares**") not exceeding in aggregate the Maximum Limit (as hereafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereafter defined), whether by way of:

(i) market purchase(s) on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") and/or any other stock exchange on which the Shares may for the time being be listed and quoted ("**Other Exchange**"); and/or

(ii) off-market purchase(s) (if effected otherwise than on the SGX-ST or, as the case may be, Other Exchange) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act,

and otherwise in accordance with all other laws and regulations and rules of the SGX-ST or, as the case may be, Other Exchange as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(b) unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

(i) the date on which the next Annual General Meeting of the Company is held; and

(ii) the date by which the next Annual General Meeting of the Company is required by law to be held;

(c) in this Resolution:

"**Average Closing Price**" means the average of the last dealt prices (excluding any transaction that the SGX-ST or Other Exchange (as the case may be) requires to be excluded for this purpose) of a Share for the five consecutive market days on which the Shares are transacted on the SGX-ST or, as the case may be, Other Exchange immediately preceding the date of market purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the off-market purchase, and deemed to be adjusted, in accordance with the listing rules of the SGX-ST, for any corporate action which occurs after the relevant five-day period;

"**date of the making of the offer**" means the date on which the Company makes an offer for the purchase or acquisition of Shares from holders of Shares, stating therein the relevant terms of the equal access scheme for effecting the off-market purchase;

"**Maximum Limit**" means that number of issued Shares representing 10% of the total number of issued Shares as at the date of the passing of this Resolution (excluding any Shares which are held as treasury shares as at that date); and

"Maximum Price" in relation to a Share to be purchased or acquired, means the purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) which shall not exceed:

(i) in the case of a market purchase of a Share, 105% of the Average Closing Price of the Shares; and

(ii) in the case of an off-market purchase of a Share pursuant to an equal access scheme, 110% of the Average Closing Price of the Shares; and

(d) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Resolution.

Resolution 2: Ordinary Resolution
The Proposed Approval for Participation by the Relevant Person in the SingTel Performance Share Plan for the purposes of the Listing Rules of ASX Limited

THAT, for the purposes of Rule 10.14 of the ASX Listing Rules, the participation by the Relevant Person in the Relevant Period specified in paragraph 3.2 of the Circular to Shareholders and CUFS Holders dated 28 June 2007 in the SingTel Performance Share Plan, on the terms as set out in that paragraph, be and is hereby approved.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary
Singapore, 28 June 2007

Notes:

1. With the exception of the Central Provident Fund Board and CHESS Depositary Nominees Pty Ltd (who may each appoint more than two proxies), a member entitled to attend, speak and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend, speak and vote on his/her behalf. A proxy need not be a member of the Company.

2. The instrument appointing the proxy that has been executed by a member must be lodged at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat), not less than 48 hours before the time appointed for the Extraordinary General Meeting.

   The instrument appointing the proxy that has been executed by or on behalf of CHESS Depositary Nominees Pty Ltd and, where relevant, by a holder of CHESS Units of Foreign Securities relating to Shares, must be lodged at the office of the Company's Australian registry, Computershare Investor Services Pty Limited at Level 3, 60 Carrington Street, Sydney NSW 2000, Australia or GPO Box 242, Melbourne VIC 8060, Australia, not less than 48 hours before the time appointed for the Extraordinary General Meeting.

3. The amount of financing required for the Company to purchase or acquire its Shares, and the impact on the Company's financial position, cannot be ascertained as at the date of this Notice as these will depend on the number of Shares purchased or acquired, whether the purchase or acquisition is made out of profits or capital, the price at which such Shares were purchased or acquired and whether the Shares purchased or acquired are held in treasury or cancelled.

   Based on the existing issued shares of the Company as at 30 April 2007 (the **"Latest Practicable Date"**), the purchase by the Company of 10% of its issued Shares will result in the purchase or acquisition of 1,590,653,503 Shares. In the case of market purchases by the Company and assuming that the Company purchases or acquires the 1,590,653,503 Shares at the Maximum Price of S$3.5574 for one Share (being the price equivalent to 5% above the average of the last dealt prices of the Shares for the five consecutive market days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date) the maximum amount of funds required for the purchase or acquisition of the 1,590,653,503 Shares is S$5,658,590,771.57. In the case of off-market purchases by the Company and assuming that the Company purchases or acquires the 1,590,653,503 Shares at the Maximum Price of S$3.7268 for one Share (being the price equivalent to 10% above the average of the last dealt prices of the Shares for the five consecutive market days on which the Shares were traded on the SGX-ST Immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 1,590,653,503 Shares is S$5,928,047,474.98.

   The financial effects of the purchase or acquisition of such Shares by the Company pursuant to the proposed Share Purchase Mandate on the audited financial statements of the Group and the Company for the financial year ended 31 March 2007 based on these assumptions are set out in paragraph 2.7 of the Company's Circular to Shareholders and CUFS Holders dated 28 June 2007.

Lorinda Leung

From: Lim Li Ching

Sent: Thursday, June 28, 2007 8:00 AM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, June 28, 2007 8:00:18 AM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00003
Submission Date & Time :: 28-Jun-2007 07:59:32
Broadcast Date & Time :: 28-Jun-2007 08:00:18
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/06/2007

TIME: 10:12:20

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of Annual General Meeting

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Thursday, June 28, 2007 8:12 AM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 471299.pdf

471299.pdf (239 KB)

ASX confirms the release to the market of Doc ID: 471299 as follows:
Release Time: 28-Jun-2007 10:12:13
ASX Code: SGT
File Name: 471299.pdf
Your Announcement Title: Notice of AGM, Books Closure, Record Date and EGM

SEC File No: 82-3622

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/06/2007

TIME: 10:18:19

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

FORM 405

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Thursday, June 28, 2007 8:18 AM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 471300.pdf

471300.pdf (1 MB)

ASX confirms the release to the market of Doc ID: 471300 as follows:
Release Time: 28-Jun-2007 10:18:13
ASX Code: SGT
File Name: 471300.pdf
Your Announcement Title: Form 405

405 1/2 15 July 2001

ASIC registered agent number
lodging party or agent name
office, level, building name or PO Box no
street number & name
suburb/city state/territory postcode
telephone ( )
facsimile ( )
DX number suburb/city
Ref

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC ☐

Australian Securities & Investments Commission

form **405**

Statement to verify financial statements of a foreign company

Corporations Act 2001
601CK(1), 100(1)(d)

Details of the foreign company

Corporation name SINGAPORE TELECOMMUNICATIONS LIMITED
ARBN. 096 701 567
place of incorporation SINGAPORE
financial year ended (d/m/y) 31/03/2007
Annual General Meeting held (d/m/y) 28/07/2006

registered office in Australia
contact name (officer or employee)
(If applicable - At the office of) C/-
office level 29 building name OPTUS CENTRE
street number & name 101 MILLER STREET
suburb/city NORTH SYDNEY state/territory NSW postcode 2060
Does the company occupy these premises? yes X no ☐

If no, name of occupier
occupier's consent (Tick box to assent to statement required by paragraph 100(1)(d).)
☐ *The occupier of the premises has consented in writing to the use of the specified address as the address of the registered office of the company and has not withdrawn that consent.*

registered office in country of origin or - **<u>if no registered office</u> - the principal place of business in country of origin**
at the office of
office, floor, building name COMCENTRE
street number & name 31 EXETER ROAD
suburb/city SINGAPORE state/territory postcode 239732
country SINGAPORE

Details of local agent(s) (address must be within Australia)

name (family & given names or company name) If a company give ACN. also.
SINGAPORE TELECOM AUSTRALIA PTY LIMITED (ACN 002 864 897)
unit or office, floor, building name LEVEL 29
street number & name 101 MILLER STREET
suburb/city NORTH SYDNEY state/territory NSW postcode 2060

name (family & given names or company name) If a company give ACN. also.
unit or office, floor, building name
street number & name
suburb/city state/territory postcode

Details of directors

If the director is a person give their usual residential address.

name	(family & given names or corporation name) If a corporation give ACN or ARBN if applicable. CHAN, PAUL KWAI WAH
unit or office, floor, building name	
street number & name	35B YARWOOD AVENUE
suburb/city	SINGAPORE state/territory postcode 588011
country (if not Australia)	SINGAPORE
name	(family & given names or corporation name) If a corporation give ACN or ARBN if applicable. CHUA, SOCK KOONG
unit or office, floor, building name	
street number & name	15A OEI TIONG HAM PARK
suburb/city	SINGAPORE state/territory postcode 268302
country (if not Australia)	SINGAPORE

(If insufficient space) Further details are enclosed in the annexure marked A of 2 pages.
Annexures must conform to the requirements shown in the 'guide' to this form.

Annexures - financial statements

(tick boxes which apply)

- X balance sheet made up to the end of its last financial year annexure *
- X profit and loss statement for its last financial year annexure *
- X cash flow statement for last financial year annexure *
- X any other documents still required to be prepared by the law of the company's place of origin, annexure marked B of 105 pages

* Included in Annexure marked B of 105 pages

Signature

I am

- ☐ a director of the foreign company
- X the secretary of the foreign company
- ☐ the duly appointed local agent of the foreign company
- ☐ a director or secretary of a company which has been duly appointed as local agent of the foreign company

I verify that the copies annexed to this form are true copies of the documents required to be lodged under Section 601CK(1) of the Corporations Act 2001.

print name CHAN SU SHAN capacity COMPANY SECRETARY

print company name and ACN (if company acting as agent)

sign here [signature] date 28/06/2007

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

GUIDE

This guide does not form part of the prescribed form and is included by ASIC to assist you in completing and lodging form 405.

Signature	This form must be signed by a director, secretary or local agent or by a director or secretary for a company appointed as local agent.
Lodging period	At least once each calendar year and at intervals of not more than 15 months
Lodging Fee	$1000 if lodged within the prescribed lodging period. Late fees will apply thereafter: 1 month $65; More than 1 month $270 A receipt will not be issued unless requested. Generally, a form is not regarded as being lodged until it is received and accepted by ASIC as being in compliance with s1274(8) of the Corporations Act 2001.
)ther forms to be completed	Financial statements as described on page 2 - balance sheet, profit & loss statement, cash flow statement.
Additional information	Refer Policy Statement 58 - Reporting requirements registered foreign companies.
Send to	Australian Securities and Investments Commission PO Box 4000 Gippsland Mail Centre VIC 3841 or your nearest ASIC Business Centre
Annexures	To make any annexure conform to the regulations, you must 1 use A4 size paper of white or light pastel colour with a margin of at least 10mm on all sides 2 show the corporation name and ACN or ARBN 3 number the pages consecutively 4 print or type in BLOCK letters in dark blue or black ink so that the document is clearly legible when photocopied 5 identify the annexure with a mark such as A, B, C, etc 6 endorse the annexure with the words: *This is annexure (mark) of (number) pages referred to in form (form number and title)* 7 sign and date the annexure. The annexure must be signed by the same person(s) who signed the form.

Information in this guide is intended as a guide only. Please consult your accountant or solicitor for further advice.

THIS IS ANNEXURE A OF 2 PAGES REFERRED TO IN ASIC FORM 405 – STATEMENT TO VERIFY FINANCIAL STATAEMENTS OF A FOREIGN COMPANY

DIRECTORS OF SINGAPORE TELECOMMUNICATIONS LIMITED ARBN 096 701 567

name	(family & given names or corporation name) If a corporation give ACN or ARBN if applicable. MORSCHEL, JOHN POWELL
unit or office, floor, building	
street number & name	11 VALLEYVIEW CRESCENT
suburb/city	GREENWICH state/territo NSW postcode 2065
country (if not Australia)	

name	(family & given names or corporation name) If a corporation give ACN or ARBN if applicable. TAN, NG KUANG
unit or office, floor, building	
street number & name	9 QUEEN ASTRID PARK
suburb/city	SINGAPORE state/territo postcode 266799
country (if not Australia)	SINGAPORE

name	(family & given names or corporation name) If a corporation give ACN or ARBN if applicable. NALAMLIENG, CHUMPOL
unit or office, floor, building	
street number & name	975/1801 PLOENCHIT ROAD, LUMPINI PATHUMWAN
suburb/city	BANGKOK state/territo postcode 10330
country (if not Australia)	THAILAND

name	(family & given names or corporation name) If a corporation give ACN or ARBN if applicable. HENG, SWEE KEAT
unit or office, floor, building	
street number & name	175 ENG KONG GARDEN
suburb/city	SINGAPORE state/territo postcode 599273
country (if not Australia)	SINGAPORE

name	(family & given names or corporation name) If a corporation give ACN or ARBN if applicable. ISRAEL, SIMON
unit or office, floor, building	
street number & name	8A BERRIMA ROAD
suburb/city	SINGAPORE state/territo postcode 299927
country (if not Australia)	SINGAPORE

name	(family & given names or corporation name) If a corporation give ACN or ARBN if applicable. KOH, TOMMY
unit or office, floor, building	
street number & name	18 ANDERSON ROAD
suburb/city	SINGAPORE state/territo postcode 259977
country (if not Australia)	SINGAPORE

name	(family & given names or corporation name) If a corporation give ACN or ARBN if applicable. BRADLEY, GRAHAM JOHN
unit or office, floor, building	
street number & name	10 BURROWAY STREET
suburb/city	NEUTRAL BAY state/territo NSW postcode 2089
country (if not Australia)	

THIS IS ANNEXURE A OF 2 PAGES REFERRED TO IN ASIC FORM 405 – STATEMENT TO VERIFY FINANCIAL STATAEMENTS OF A FOREIGN COMPANY

DIRECTORS OF SINGAPORE TELECOMMUNICATIONS LIMITED ARBN 096 701 567

name	(family & given names or corporation name) If a corporation give ACN or ARBN if applicable. PAREKH, DEEPAK S			
unit or office, floor, building				
street number & name	9 DARBHANGA MANSION, 12 CARMICHAEL ROAD			
suburb/city	MUMBAI	state/territo	postcode	400 026
country (if not Australia)	INDIA			

name	(family & given names or corporation name) If a corporation give ACN or ARBN if applicable. NARGOLWALA, KAIKHUSHRU SHIAVAX			
unit or office, floor, building				
street number & name	11 WHITE HOUSE PARK			
suburb/city	SINGAPORE	state/territo	postcode	257630
country (if not Australia)	SINGAPORE			

Chan Su Shan (Ms)
Company Secretary
Date : 28 June 2007

ANNEXURE B

SINGAPORE TELECOMMUNICATIONS LIMITED
ARBN 096 701 567

FORM 405 – STATEMENT TO VERIFY FINANCIAL STATEMENTS OF A FOREIGN COMPANY

This is Annexure B of 105 pages referred to in ASIC Form 405 – Statement to Verify Financial Statements of a Foreign Company.

Chan Su Shan (Ms)
Company Secretary
Date : 28 June 2007

SingTel

SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
AND SUBSIDIARY COMPANIES
Registration Number: 199201624D

FINANCIAL STATEMENTS
For the financial year ended 31 March 2007

Contents

DIRECTORS' REPORT

For the financial year ended 31 March 2007

The Directors present their report to the members together with the audited consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company (or "**SingTel**") for the financial year ended 31 March 2007.

1. DIRECTORS

The Directors of the Company in office at the date of this report are -

Chumpol NaLamlieng (Chairman)
Chua Sock Koong (Group Chief Executive Officer)
(appointed on 12 October 2006 as a Director and on 1 April 2007 as Group Chief Executive Officer)
Graham John Bradley
Paul Chan Kwai Wah
Heng Swee Keat
Simon Israel
Professor Tommy Koh
John Powell Morschel
Kaikhushru Shiavax Nargolwala (appointed on 29 September 2006)
Deepak S Parekh
Nicky Tan Ng Kuang

Lee Hsien Yang, who served during the financial year, stepped down as Group Chief Executive Officer and Director with effect from 1 April 2007.

Jackson Peter Tai, who served during the financial year, retired following the conclusion of the Annual General Meeting held on 28 July 2006.

2. ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE BENEFITS BY MEANS OF THE ACQUISITION OF SHARES AND DEBENTURES

Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose object is to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, except for share options granted under the Singapore Telecom Share Option Scheme 1999 ("**1999 Scheme**"), and performance shares granted under the SingTel Performance Share Plan ("**Share Plan 2004**").

3. DIRECTORS' INTERESTS IN SHARES AND DEBENTURES

The interests of the Directors holding office at the end of the financial year in the share capital and debentures of the Company and related corporations according to the register of Directors' shareholdings kept by the Company under Section 164 of the Singapore Companies Act were as follows -

DIRECTORS' REPORT
For the financial year ended 31 March 2007

	Holdings registered in the name of Director or nominee		Holdings in which Director is deemed to have an interest	
	At 31 Mar 07	At 1 Apr 06 or date of appointment, if later	At 31 Mar 07	At 1 Apr 06 or date of appointment, if later
Singapore Telecommunications Limited				
(Ordinary shares)				
Chumpol NaLamlieng	199,500	150,000	-	-
Chua Sock Koong [(1)]	1,439,420	1,439,420	18,744,985	14,765,985
Lee Hsien Yang [(2)]	475,000	4,050,000	21,332,142	19,887,857
Graham John Bradley	88,200	92,860	-	-
Paul Chan Kwai Wah	54,600	57,460	1,550	1,620
Heng Swee Keat	1,330	1,390	-	-
Simon Israel	179,820	139,283	-	-
Professor Tommy Koh	3,270	3,440	580	610
John Powell Morschel	55,780	58,700	-	-
Kaikhushru Shiavax Nargolwala	100,000	-	-	-
Deepak S Parekh	-	-	-	-
Nicky Tan Ng Kuang	150,000	55,720	-	-
(Options to purchase ordinary shares)				
Chumpol NaLamlieng [(3)]	-	60,000	-	-
Chua Sock Koong [(4)]	1,584,000	1,584,000	-	-
Lee Hsien Yang [(5)]	2,000,000	2,000,000	-	-
Singapore Airlines Limited				
(Ordinary shares)				
Chua Sock Koong	2,000	2,000	-	-
Paul Chan Kwai Wah	-	-	20,000	20,000
Simon Israel	9,500	9,500	-	-
Neptune Orient Lines Limited				
(Ordinary shares)				
Paul Chan Kwai Wah	1,000	1,000	1,000	1,000
SP AusNet				
(stapled securities comprising one share in each of SP Australia Networks (Transmission) Ltd and SP Australia Networks (Distribution) Ltd and a unit in SP Australia Networks (Finance) Trust)				
Nicky Tan Ng Kuang	600,000	600,000	-	-

Notes:

(1) Chua Sock Koong's deemed interest of 18,744,985 shares included -
   (a) 16,257,010 ordinary shares in SingTel held by RBC Dexia Trust Services Singapore Limited, the trustee of a trust established for the purposes of the SingTel Executives' Performance Share Plan (**"Share Plan 2003"**) and Share Plan 2004 for the benefit of eligible employees of the Group;
   (b) 28,137 ordinary shares held by Ms Chua's spouse; and
   (c) an aggregate of up to 2,459,838 ordinary shares in SingTel awarded to Ms Chua pursuant to the Share Plan 2004, subject to certain performance criteria being met and other terms and conditions.

(2) Lee Hsien Yang's deemed interest of 21,332,142 shares included -
   (a) 16,257,010 ordinary shares in SingTel held by RBC Dexia Trust Services Singapore Limited;
   (b) 1,360 ordinary shares held by Mr Lee's spouse; and
   (c) an aggregate of up to 5,073,772 ordinary shares in SingTel awarded to Mr Lee pursuant to the Share Plan 2004, subject to certain performance criteria being met and other terms and conditions.

(3) At an exercise price of S$1.39 per share (1 April 2006: S$1.39 per share).

(4) At exercise prices of between S$1.51 and S$2.97 per share (1 April 2006: Between S$1.51 and S$2.97 per share).

(5) At an exercise price of S$2.22 or S$2.97 per share (1 April 2006: At S$2.22 or S$2.97 per share).

Between the end of the financial year and 21 April 2007, Chua Sock Koong's deemed interest increased to 20,830,985 shares due to the acquisition by RBC Dexia Trust Services Singapore Limited of an additional 2,086,000 ordinary shares in SingTel for the benefit of eligible employees in the Group.

DIRECTORS' REPORT

For the financial year ended 31 March 2007

Except as disclosed above, there were no changes to any of the above-mentioned interests between the end of the financial year and 21 April 2007.

4. DIRECTORS' CONTRACTUAL BENEFITS

Since the end of the previous financial year, no Director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the Director or with a firm of which he is a member, or with a company in which he has a substantial financial interest except as disclosed in the notes to the financial statements and in this report.

5. SHARE OPTIONS AND PERFORMANCE SHARES

The Compensation Committee is responsible for administering the share option and performance share plans. At the date of this report, the members of the Compensation Committee are Chumpol NaLamlieng (Chairman of the Compensation Committee), Heng Swee Keat, John Powell Morschel, and Deepak S Parekh.

5.1 Share Options

1999 Scheme

Options granted pursuant to the 1999 Scheme are in respect of ordinary shares in SingTel. Options exercised and cancelled during the financial year, and options outstanding at the end of the financial year under the 1999 Scheme, were as follows -

Date of grant	Exercise period	Exercise price	Balance as at 1 Apr 06 ('000)	Options exercised ('000)	Options cancelled ('000)	Balance as at 31 Mar 07 ('000)
Market Price Share Options						
For staff and senior management						
09.11.99	10.11.00 to 09.11.09	S$2.97	6,121	(1,575)	(284)	4,262
09.06.00	10.06.01 to 09.06.10	S$2.22	14,573	(6,998)	(102)	7,473
11.09.00	12.09.01 to 11.09.10	S$2.61	20	(20)	-	-
25.09.00	26.09.01 to 25.09.10	S$2.54	20	-	(20)	-
02.10.00	03.10.01 to 02.10.10	S$2.49	555	(555)	-	-
25.10.00	26.10.01 to 25.10.10	S$2.65	10	(10)	-	-
08.01.01	09.01.02 to 08.01.11	S$2.62	225	(225)	-	-
19.02.01	20.02.02 to 19.02.11	S$2.79	20	-	(20)	-
30.05.01	31.05.02 to 30.05.11	S$1.66	8,273	(3,921)	(65)	4,287
01.06.01	02.06.02 to 01.06.11	S$1.64	30	-	-	30
05.07.01	06.07.02 to 05.07.11	S$1.82	15	(15)	-	-
01.08.01	02.08.02 to 01.08.11	S$1.78	10	(10)	-	-
16.08.01	17.08.02 to 16.08.11	S$1.85	78	-	-	78
29.11.01	30.11.02 to 29.11.11	S$1.70	10,899	(4,368)	(507)	6,024
30.05.02	31.05.03 to 30.05.12	S$1.51	22,356	(9,310)	(707)	12,339
			63,205	(27,007)	(1,705)	34,493

DIRECTORS' REPORT
For the financial year ended 31 March 2007

Date of grant	Exercise period	Exercise price	Balance as at 1 Apr 06 ('000)	Options exercised ('000)	Options cancelled ('000)	Balance as at 31 Mar 07 ('000)
For Group Chief Executive Officer (Lee Hsien Yang)						
09.11.99	10.11.00 to 09.11.09	S$2.97	500	-	-	500
09.06.00	10.06.01 to 09.06.10	S$2.22	1,500	-	-	1,500
			2,000	-	-	2,000
For Deputy Chief Executive Officer (Chua Sock Koong)						
09.11.99	10.11.00 to 09.11.09	S$2.97	134	-	-	134
09.06.00	10.06.01 to 09.06.10	S$2.22	750	-	-	750
30.05.01	31.05.02 to 30.05.11	S$1.66	400	(400)	-	-
30.05.02	31.05.03 to 30.05.12	S$1.51	900	(200)	-	700
			2,184	(600)	-	1,584
For non-executive Directors (including those who have since retired)						
09.09.02	10.09.03 to 09.09.07	S$1.39	180	(120)	-	60
Sub-total			67,569	(27,727)	(1,705)	38,137
<u>Performance Share Options</u>						
For senior management						
03.07.02	03.07.05 to 03.07.12	S$1.33	1,350	(1,350)	-	-
Sub-total			1,350	(1,350)	-	-
Total			68,919	(29,077)	(1,705)	38,137

Further particulars of the options granted pursuant to the 1999 Scheme have been set out in the Directors' Reports for the financial years ended 31 March 2001 to 31 March 2006.

Details of the Directors' share options are set out in the following table -

	Aggregate Options		
	Granted since commencement of scheme to 31 Mar 07 ('000)	Exercised since commencement of scheme to 31 Mar 07 ('000)	Outstanding as at 31 Mar 07 ('000)
<u>1999 Scheme</u>			
Chumpol NaLamlieng	60	(60)	-
Chua Sock Koong	4,709	(3,125)	1,584
Lee Hsien Yang (1)	6,050	(4,050)	2,000
Graham John Bradley	-	-	-
Paul Chan Kwai Wah	60	(60)	-
Heng Swee Keat	-	-	-
Simon Israel	-	-	-
Professor Tommy Koh	-	-	-
John Powell Morschel	60	(60)	-
Kaikhushru Shiavax Nargolwala	-	-	-
Deepak S Parekh	-	-	-
Jackson Peter Tai (2)	60	-	60
Nicky Tan Ng Kuang	60	(60)	-
	11,059	(7,415)	3,644

<u>Notes</u>:

(1) Lee Hsien Yang stepped down as a Director of the Company with effect from 1 April 2007.
(2) Jackson Peter Tai retired as a Director of the Company following the conclusion of the Annual General Meeting held on 28 July 2006.

DIRECTORS' REPORT
For the financial year ended 31 March 2007

No options were granted to the Directors during the financial year ended 31 March 2007.

The 1999 Scheme was suspended with the implementation of the Share Plan 2003 following a review of the remuneration policy across the Group in 2003. Hence no option has been granted since 2003. The existing options granted will continue to vest according to the terms and conditions of the 1999 Scheme and the respective grants.

From the commencement of the 1999 Scheme to 31 March 2007, options in respect of an aggregate of 273,767,350 ordinary shares in the Company have been granted to Directors and employees of the Company and its subsidiaries.

Optus Executive Option Plan
With the acquisition of SingTel Optus Pty Limited ("**Optus**"), the Optus Executive Option Plan ("**Optus Plan**") was amended to allow Optus to discharge its obligations by procuring the issue to the Optus option holder of ordinary shares in SingTel in the ratio of 1.66 SingTel shares per option.

Details were as follows -

Date of grant	Exercise period	Exercise price	Balance as at 1 Apr 06 ('000)	Options exercised ('000)	Options cancelled ('000)	Balance as at 31 Mar 07 ('000)
24.05.00	24.05.03 to 24.05.07	A$3.63 for 1.66 SingTel shares	5,733	(2,187)	(1,010)	2,536

The figures in the table above show the number of unissued SingTel shares represented by a corresponding number of outstanding Optus Plan share options based on a ratio of 1.66 SingTel shares per option. As at the date of acquisition of Optus in 2001, there were 7,004,700 options outstanding under the Optus Plan, representing 11,627,802 unissued SingTel shares. There have been no new grants since the acquisition date.

The options under the 1999 Scheme and the Optus Plan do not entitle the holders of the options, by virtue of such holdings, to any right to participate in any share issue of any other company.

No option has been granted to controlling shareholders of the Company or their associates, and there are no participants who have received five per cent or more of the total number of options available under the 1999 Scheme or the Optus Plan.

5.2 Performance Shares
Following the review of the remuneration policy across the Group, SingTel implemented the Share Plan 2003 in June 2003 and granted awards to selected employees of the Group under this plan. This plan only allows the purchase and delivery of existing SingTel shares to participants upon the vesting of the awards.

The Share Plan 2004 was implemented with the approval of shareholders at the Extraordinary General Meeting held on 29 August 2003. This plan gives the flexibility to either allot and issue and deliver new SingTel shares or purchase and deliver existing SingTel shares upon the vesting of awards.

Participants will receive fully paid SingTel shares free of charge, the equivalent in cash, or combinations thereof, provided that certain prescribed performance targets are met within a prescribed performance period. The performance period for the awards granted is three years. The number of SingTel shares to be allocated to each participant or category of participants will be determined at the end of the performance period based on the level of attainment of the performance targets.

DIRECTORS' REPORT
For the financial year ended 31 March 2007

From the commencement of the performance share plans to 31 March 2007, awards comprising an aggregate of 38,548,775 shares and 105,379,959 shares have been granted under the Share Plan 2003 and Share Plan 2004 respectively.

Performance share awards granted, vested and cancelled during the financial year, and share awards outstanding at the end of the financial year, were as follows -

Date of grant	Balance as at 1 Apr 06 ('000)	Share awards granted ('000)	Share awards vested ('000)	Share awards cancelled ('000)	Balance as at 31 Mar 07 ('000)
Performance shares (General Awards)					
For staff and senior management					
25.06.03	25,244	-	(17,316)	(7,928)	-
25.02.04	37	-	(26)	(11)	-
26.05.04	25,348	-	(303)	(1,974)	23,071
01.09.04	466	-	-	-	466
26.11.04	50	-	-	-	50
26.05.05	26,216	-	(48)	(2,371)	23,797
25.08.05	154	-	-	-	154
30.11.05	299	-	-	-	299
28.02.06	454	-	-	-	454
25.05.06	-	33,431	(3)	(1,810)	31,618
24.08.06	-	20	-	-	20
28.11.06	-	30	-	-	30
02.03.07	-	418	-	-	418
	78,268	**33,899**	**(17,696)**	**(14,094)**	**80,377**
For Group Chief Executive Officer (Lee Hsien Yang)					
25.06.03	703	-	(492)	(211)	-
26.05.04	750	-	-	-	750
26.05.05	899	-	-	-	899
25.05.06	-	1,145	-	-	1,145
	2,352	**1,145**	**(492)**	**(211)**	**2,794**
For Deputy Chief Executive Officer (Chua Sock Koong)					
25.06.03	556	-	(389)	(167)	-
26.05.04	357	-	-	-	357
26.05.05	336	-	-	-	336
28.02.06	455	-	-	-	455
25.05.06	-	470	-	-	470
	1,704	**470**	**(389)**	**(167)**	**1,618**
Sub-total	**82,324**	**35,514**	**(18,577)**	**(14,472)**	**84,789**
Performance shares (Senior Management Awards)					
For senior management					
25.06.03	1,200	-	(1,200)	-	-
26.05.04	660	-	-	-	660
26.05.05	1,249	-	-	(26)	1,223
25.05.06	-	1,972	-	-	1,972
	3,109	**1,972**	**(1,200)**	**(26)**	**3,855**
For Group Chief Executive Officer (Lee Hsien Yang)					
25.06.03	703	-	(703)	-	-
26.05.04	750	-	-	-	750
26.05.05	745	-	-	-	745
25.05.06	-	786	-	-	786
	2,198	**786**	**(703)**	**-**	**2,281**

DIRECTORS' REPORT

For the financial year ended 31 March 2007

Date of grant	Balance as at 1 Apr 06 ('000)	Share awards granted ('000)	Share awards vested ('000)	Share awards cancelled ('000)	Balance as at 31 Mar 07 ('000)
For Deputy Chief Executive Officer (Chua Sock Koong)					
25.06.03	417	-	(417)	-	-
26.05.04	267	-	-	-	267
26.05.05	251	-	-	-	251
25.05.06	-	323	-	-	323
	935	**323**	**(417)**	**-**	**841**
Sub-total	**6,242**	**3,081**	**(2,320)**	**(26)**	**6,977**
Total	**88,566**	**38,595**	**(20,897)**	**(14,498)**	**91,766**

During the financial year, awards in respect of an aggregate of 20,542,190 and 353,941 shares granted under the Share Plan 2003 and Share Plan 2004 were vested respectively. The awards under Share Plan 2003 were satisfied in part by the delivery of existing shares purchased from the market and in part by the payment of cash in lieu of delivery of shares, as permitted under the Share Plan 2003. The awards under Share Plan 2004 were satisfied by the payment of cash in lieu of delivery of shares, as permitted under the Share Plan 2004.

The shares not vested as at 31 March 2007 relate only to awards granted under the Share Plan 2004.

As at 31 March 2007, no participant has been granted options under the 1999 Scheme or the Optus Plan and / or received shares pursuant to the vesting of awards granted under the Share Plan 2004 which, in aggregate, represents five per cent or more of the aggregate of -

(i) the total number of new shares available under the Share Plan 2004, the 1999 Scheme and the Optus Plan collectively; and

(ii) the total number of existing shares purchased for delivery of awards released under the Share Plan 2004.

DIRECTORS' REPORT
For the financial year ended 31 March 2007

6. AUDIT COMMITTEE

At the date of this report, the Audit Committee comprises the following members, all of whom are non-executive and independent -

Nicky Tan Ng Kuang (Chairman of the Audit Committee)
Graham John Bradley
Kaikhushru Shiavax Nargolwala (appointed on 29 September 2006)

Heng Swee Keat, who served during the financial year, stepped down as a member of the Audit Committee on 28 September 2006.

The Audit Committee carried out its functions in accordance with Section 201B of the Singapore Companies Act, Chapter 50.

In performing its functions, the Committee reviewed the overall scope of both internal and external audits and the assistance given by the Company's officers to the auditors. It met with the Company's internal auditors to discuss the results of the respective examinations and their evaluation of the Company's system of internal accounting controls. The Committee also held discussions with the external auditors and is satisfied that the processes put in place by management provide reasonable assurance on mitigation of fraud risk exposure to the Group.

The Committee also reviewed the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company for the financial year ended 31 March 2007 as well as the auditors' report thereon.

In addition, the Committee had, with the assistance of the internal auditors, reviewed the procedures set up by the Group and the Company to identify and report, and where necessary, sought appropriate approval for interested person transactions.

The Committee has full access to and has the co-operation of the management and has been given the resources required for it to discharge its function properly. It also has full discretion to invite any Director and executive officer to attend its meetings. The external and internal auditors have unrestricted access to the Audit Committee.

The Committee has nominated Deloitte & Touche for re-appointment as auditors of the Company at the forthcoming Annual General Meeting.

7. AUDITORS

The auditors, Deloitte & Touche, have expressed their willingness to accept re-appointment.

On behalf of the Directors

Chumpol NaLamlieng
Chairman

Chua Sock Koong
Director

Singapore, 8 May 2007

STATEMENT OF DIRECTORS
For the financial year ended 31 March 2007

In the opinion of the Directors,

(a) the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company as set out on pages 11 to 103 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2007 and of the results, changes in equity and cash flows of the Group and changes in equity of the Company for the year then ended; and

(b) at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the Directors

Chumpol NaLamlieng
Chairman

Chua Sock Koong
Director

Singapore, 8 May 2007

INDEPENDENT AUDITORS' REPORT
TO THE MEMBERS OF SINGAPORE TELECOMMUNICATIONS LIMITED

For the financial year ended 31 March 2007

We have audited the accompanying financial statements of Singapore Telecommunications Limited (the Company) and its subsidiaries (the Group) which comprise the balance sheets of the Group and the Company as at 31 March 2007, the income statement, statement of changes in equity and cash flow statement of the Group and the statement of changes in equity of the Company for the year then ended, and a summary of significant accounting policies and other explanatory notes, as set out on pages 11 to 103.

The financial statements for the year ended 31 March 2006 were audited by another auditor whose report dated 3 May 2006 expressed an unqualified opinion on those financial statements.

Directors' Responsibility

The Company's Directors are responsible for the preparation and fair presentation of these financial statements in accordance with Singapore Financial Reporting Standards and the Singapore Companies Act, Cap. 50 (the "Act"). This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Directors, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion,

(a) the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company are properly drawn up in accordance with the provisions of the Act and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2007 and of the results, changes in equity and cash flows of the Group and changes in equity of the Company for the year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

Deloitte & Touche
Certified Public Accountants
Singapore, 8 May 2007

CONSOLIDATED INCOME STATEMENT

For the financial year ended 31 March 2007

	Notes	2007 S$ Mil	2006 S$ Mil
Operating revenue	4	13,151.1	13,138.4
Operating expenses	5	(8,986.3)	(8,783.3)
Other income	6	116.9	111.6
Operational EBITDA		4,281.7	4,466.7
Compensation from IDA		337.0	337.0
Depreciation and amortisation	7	(1,854.6)	(1,976.7)
Exceptional items	8	185.0	815.5
Profit on operating activities		2,949.1	3,642.5
Share of results of associated and joint venture companies	9	1,537.7	1,206.5
Profit before interest, investment income and tax		4,486.8	4,849.0
Interest and investment income	10	87.3	137.0
Finance costs	11	(421.4)	(486.7)
Profit before tax		4,152.7	4,499.3
Tax expense	12	(373.4)	(338.0)
Profit after tax		**3,779.3**	**4,161.3**
Attributable to -			
Shareholders of the Company		3,778.8	4,163.3
Minority interest		0.5	(2.0)
		3,779.3	**4,161.3**
Underlying net profit	13	**3,556.3**	**3,294.9**
EBITDA	14	**6,691.5**	**6,452.7**
Earnings per share attributable to shareholders of the Company			
- basic (cents)	15	23.25	24.98
- diluted (cents)	15	23.13	24.88

The accompanying notes on pages 21 to 103 form an integral part of these financial statements.
Independent Auditors' report – page 10

BALANCE SHEETS
As at 31 March 2007

	Notes	Group 2007 S$ Mil	Group 2006 S$ Mil	Company 2007 S$ Mil	Company 2006 S$ Mil
Current assets					
Cash and cash equivalents	17	1,390.1	2,770.3	188.5	669.8
Trade and other receivables	18	2,448.1	2,078.3	1,477.1	1,058.1
Trading investments	19	341.5	860.3	-	-
Derivative financial instruments	27	-	69.8	-	6.6
Inventories	20	93.4	186.3	6.3	7.5
		4,273.1	5,965.0	1,671.9	1,742.0
Non-current assets					
Property, plant and equipment	21	9,729.6	9,464.7	1,970.9	2,208.7
Intangible assets	22	10,091.4	10,115.6	3.3	3.6
Subsidiaries	23	-	-	18,319.0	18,392.2
Associated companies	24	93.9	93.2	24.7	24.7
Joint venture companies	25	7,077.5	6,472.6	49.1	56.1
Available-for-sale (AFS) investments	26	42.4	51.7	33.3	43.3
Derivative financial instruments	27	191.6	239.2	191.6	239.2
Deferred tax assets	12	1,047.7	1,111.2	-	-
Other non-current receivables	28	100.1	93.0	16.9	26.2
		28,374.2	27,641.2	20,608.8	20,994.0
Total assets		**32,647.3**	**33,606.2**	**22,280.7**	**22,736.0**
Current liabilities					
Trade and other payables	29	3,106.0	3,183.0	4,954.1	2,174.5
Provision	30	11.2	18.5	-	-
Current tax liabilities		343.4	360.0	225.4	232.9
Borrowings (unsecured)	31	196.3	1,492.8	-	564.3
Borrowings (secured)	32	0.6	0.7	-	-
Derivative financial instruments	27	17.8	72.8	5.0	72.8
		3,675.3	5,127.8	5,184.5	3,044.5
Non-current liabilities					
Borrowings (unsecured)	31	6,271.2	5,907.2	4,397.0	4,580.7
Borrowings (secured)	32	0.3	-	-	-
Advance billings		310.1	312.4	-	-
Deferred income	33	16.3	18.5	13.1	9.0
Derivative financial instruments	27	1,008.6	605.7	736.0	474.0
Deferred tax liabilities	12	315.4	375.6	231.3	282.9
Other non-current liabilities	34	200.1	165.8	17.0	21.0
		8,122.0	7,385.2	5,394.4	5,367.6
Total liabilities		**11,797.3**	**12,513.0**	**10,578.9**	**8,412.1**
Net assets		**20,850.0**	**21,093.2**	**11,701.8**	**14,323.9**
Share capital and reserves					
Share capital	35	2,562.1	4,774.7	2,562.1	4,774.7
Reserves		18,285.1	16,315.9	9,139.7	9,549.2
Interest of shareholders of the Company		**20,847.2**	**21,090.6**	**11,701.8**	**14,323.9**
Minority interests		2.8	2.6	-	-
Total equity		**20,850.0**	**21,093.2**	**11,701.8**	**14,323.9**

The accompanying notes on pages 21 to 103 form an integral part of these financial statements.
Independent Auditors' report – page 10

STATEMENTS OF CHANGES IN EQUITY
For the financial year ended 31 March 2007

	Group		Company	
	2007 S$ Mil	2006 S$ Mil	2007 S$ Mil	2006 S$ Mil
Share Capital				
Balance as at 1 Apr	4,774.7	2,496.2	4,774.7	2,496.2
Cancellation of shares	(2,271.6)	-	(2,271.6)	-
Issue of new shares	59.0	20.5	59.0	20.5
Transfer from 'Share Premium' and 'Capital Redemption Reserve' upon implementation of Companies (Amendment) Act 2005	-	2,258.0	-	2,258.0
Balance as at 31 Mar	2,562.1	4,774.7	2,562.1	4,774.7
Share Premium				
Balance as at 1 Apr	-	2,168.3	-	2,168.3
Issue of new shares	-	80.5	-	80.5
Transfer to 'Share Capital' upon implementation of Companies (Amendment) Act 2005	-	(2,248.8)	-	(2,248.8)
Balance as at 31 Mar	-	-	-	-
Capital Redemption Reserve				
Balance as at 1 Apr	-	9.2	-	9.2
Transfer to 'Share Capital' upon implementation of Companies (Amendment) Act 2005	-	(9.2)	-	(9.2)
Balance as at 31 Mar	-	-	-	-
Treasury Shares [1] Held By Trust [2]				
Balance as at 1 Apr	(38.1)	-	-	-
Performance shares purchased by Company	(9.5)	-	(9.5)	-
Performance shares purchased by Trust	(30.6)	-	-	-
Performance shares vested	35.8	-	9.5	-
Performance shares purchased by Trust unvested as at 30 Jan 06 reclassified from 'Capital Reserve - Performance Shares'	-	(38.1)	-	-
Balance as at 31 Mar	(42.4)	(38.1)	-	-
Balance carried forward	2,519.7	4,736.6	2,562.1	4,774.7

STATEMENTS OF CHANGES IN EQUITY
For the financial year ended 31 March 2007

	Group 2007 S$ Mil	Group 2006 S$ Mil	Company 2007 S$ Mil	Company 2006 S$ Mil
Balance brought forward	2,519.7	4,736.6	2,562.1	4,774.7
Capital Reserve - Performance Shares				
Balance as at 1 Apr	48.8	3.2	0.2	(1.4)
Equity-settled performance shares	33.0	29.5	17.4	15.0
Transfer of liability to equity	2.3	-	1.1	-
Performance shares purchased by Trust	-	(20.6)	-	-
Cash paid to employees under performance share plans	(1.9)	(1.4)	(1.8)	(0.9)
Performance shares purchased by SingTel Optus Pty Limited ("Optus") and vested	(11.4)	-	-	-
Performance shares vested from Treasury Shares	(35.8)	-	(6.0)	-
Contribution to Trust	-	-	(17.6)	(12.5)
Performance shares purchased by Trust unvested as at 30 Jan 06 reclassified to 'Treasury Shares Held By Trust'	-	38.1	-	-
Balance as at 31 Mar	35.0	48.8	(6.7)	0.2
Currency Translation Reserve				
Balance as at 1 Apr				
- as previously reported	173.4	781.8	-	(1.3)
- effects of adopting FRS 39	-	(53.4)	-	-
- effects of adopting FRS 21	-	-	-	1.3
- restated	173.4	728.4	-	-
Currency translation differences released on deconsolidation of subsidiaries	-	4.3	-	-
Currency translation differences released on dilution / disposal of associated and joint venture companies	-	(2.8)	-	-
Currency translation differences (*)	215.7	(556.5)	-	-
Balance as at 31 Mar	389.1	173.4	-	-
Hedging Reserve				
Balance as at 1 Apr				
- as previously reported	(53.2)	-	(22.4)	-
- effects of adopting FRS 39	-	(161.7)	-	(108.0)
- restated	(53.2)	(161.7)	(22.4)	(108.0)
Net valuation taken to equity (net of tax) (*)	(324.7)	20.9	(335.1)	6.6
Transferred to income statement (net of tax)	235.7	87.6	243.7	79.0
Balance as at 31 Mar	(142.2)	(53.2)	(113.8)	(22.4)
Balance carried forward	2,801.6	4,905.6	2,441.6	4,752.5

The accompanying notes on pages 21 to 103 form an integral part of these financial statements.
Independent Auditors' report – page 10

STATEMENTS OF CHANGES IN EQUITY
For the financial year ended 31 March 2007

	Notes	Group 2007 S$ Mil	Group 2006 S$ Mil	Company 2007 S$ Mil	Company 2006 S$ Mil
Balance brought forward		2,801.6	4,905.6	2,441.6	4,752.5
Fair Value Reserve					
Balance as at 1 Apr					
- as previously reported		20.7	-	21.2	-
- effects of adopting FRS 39		-	75.8	-	30.1
- restated		20.7	75.8	21.2	30.1
Fair value gains / (losses) on AFS investments (*)		1.6	(7.7)	0.5	(8.9)
Fair value gains transferred to income statement on sale of AFS investments		(0.5)	(47.4)	(0.5)	-
Balance as at 31 Mar		21.8	20.7	21.2	21.2
Retained earnings					
Balance as at 1 Apr					
- as previously reported		17,429.2	15,014.2	9,550.2	10,110.4
- effects of adopting FRS 39		-	(0.6)	-	(53.4)
- effects of adopting FRS 21		-	-	-	(1.3)
- restated		17,429.2	15,013.6	9,550.2	10,055.7
Goodwill transferred from 'Other Reserves' on dilution		(9.9)	(13.9)	-	-
Net profit for the year (*)		3,778.8	4,163.3	1,611.0	1,229.6
Final dividends paid	36	(1,336.4)	(1,733.8)	(1,337.2)	(1,735.1)
Interim dividends paid	36	(584.5)	-	(585.0)	-
Balance as at 31 Mar		19,277.2	17,429.2	9,239.0	9,550.2
Other Reserves [3]					
Balance as at 1 Apr		(1,264.9)	(1,201.7)	-	-
Goodwill transferred to 'Retained Earnings' on dilution		9.9	13.9	-	-
Share of associated and joint venture companies' reserve movements (*)		1.6	6.6	-	-
Transferred to income statement on deconsolidation of subsidiaries		-	(83.7)	-	-
Balance as at 31 Mar		(1,253.4)	(1,264.9)	-	-
Equity attributable to shareholders of the Company		20,847.2	21,090.6	11,701.8	14,323.9

The accompanying notes on pages 21 to 103 form an integral part of these financial statements.
Independent Auditors' report – page 10

STATEMENTS OF CHANGES IN EQUITY
For the financial year ended 31 March 2007

	Group		Company	
	2007 S$ Mil	2006 S$ Mil	2007 S$ Mil	2006 S$ Mil
Balance brought forward	20,847.2	21,090.6	11,701.8	14,323.9
Minority Interest				
Balance as at 1 Apr	2.6	11.5	-	-
Effects of deconsolidation of subsidiaries	-	(6.8)	-	-
Currency translation differences (*)	-	0.2	-	-
Net profit / (loss) for the year (*)	0.5	(2.0)	-	-
Dividends paid to minority shareholders	(0.3)	(0.3)	-	-
Balance as at 31 Mar	2.8	2.6	-	-
Total equity	20,850.0	21,093.2	11,701.8	14,323.9
Total recognised gains [4]	3,673.5	3,624.8	1,276.4	1,227.3

Notes:

(1) 'Treasury Shares' are accounted for in accordance with FRS 32 (revised 2004).
(2) RBC Dexia Trust Services Singapore Limited (the "**Trust**") is the trustee of a trust established to administer the performance share plans.
(3) 'Other Reserves' relate mainly to goodwill on acquisition completed prior to 1 April 2001.
(4) Total recognised gains comprised all items marked (*) which included a gain of S$0.5 million (2006: loss of S$1.8 million) attributable to minority interest. Total recognised gains for the Group included a loss of S$105.3 million (2006: loss of S$538.5 million) recognised directly in equity. Total recognised gains for the Company included a loss of S$334.6 million (2006: loss of S$2.3 million) recognised directly in equity.

CONSOLIDATED CASH FLOW STATEMENT
For the financial year ended 31 March 2007

	2007 S$ Mil	2006 S$ Mil
Cash Flows from Operating Activities		
Profit before tax	4,152.7	4,499.3
Adjustments for -		
Amortisation	54.5	33.2
Depreciation	1,800.1	1,943.5
Exceptional items	(185.0)	(815.5)
IDA compensation	(337.0)	(337.0)
Interest and investment income	(87.3)	(137.0)
Finance costs	421.4	486.7
Net loss / (gain) on disposal of property, plant and equipment	5.6	(29.7)
Share of results of associated and joint venture companies (post-tax)	(1,537.7)	(1,206.5)
Other non-cash items	43.3	31.1
	177.9	(31.2)
Operating cash flow before working capital changes	4,330.6	4,468.1
Changes in operating assets and liabilities		
Trade and other receivables	(249.7)	(242.2)
Trade and other payables	128.9	35.1
Inventories	46.9	(23.6)
Provisions	3.0	0.8
Currency translation adjustments of subsidiaries	(6.8)	(2.2)
Cash generated from operations	4,252.9	4,236.0
Payment to employees in cash under performance share plans	(5.5)	-
Dividends received from associated and joint venture companies	672.7	615.9
Income tax paid	(335.4)	(366.9)
Net cash inflow from operating activities	4,584.7	4,485.0
Cash Flows from Investing Activities		
Dividends from other investments	4.8	5.4
Interest received	125.9	91.8
Payment for acquisition of subsidiaries, net of cash acquired (see **Note 1**)	(0.2)	(75.7)
Cash and cash equivalents in subsidiaries deconsolidated (see **Note 2**)	-	(16.5)
Investment in associated and joint venture companies	(3.3)	(617.1)
Long term loans repaid by associated and joint venture companies	85.1	59.9
Proceeds from sale of associated and joint venture companies (net of withholding tax paid)	86.7	105.2
Long term loans to associated and joint venture companies	(0.1)	(1.2)
Investment in AFS investments	(1.0)	(2.5)
Proceeds from sale of AFS investments	12.0	72.8
Net sale proceeds from trading investments	520.0	72.3
Payment for purchase of property, plant and equipment	(1,789.8)	(1,713.5)
Proceeds from sale of property, plant and equipment	304.8	97.7
Purchase of intangible assets	(2.9)	(60.6)
Net cash outflow from investing activities	(658.0)	(1,982.0)

The accompanying notes on pages 21 to 103 form an integral part of these financial statements.
Independent Auditors' report – page 10

CONSOLIDATED CASH FLOW STATEMENT

For the financial year ended 31 March 2007

	2007 S$ Mil	2006 S$ Mil
Cash Flows from Financing Activities		
Proceeds from term loans	1,313.5	349.1
Repayment of term loans	(602.5)	(280.6)
Bonds repaid	(1,329.4)	(911.0)
Increase / (Decrease) in finance lease liabilities	0.2	(106.4)
Repayment of other borrowings	(5.8)	-
Repayment of borrowings	(624.0)	(948.9)
Settlement of swap for bonds repaid	(88.1)	-
Net interest paid on borrowings and swaps	(412.6)	(431.4)
Dividends paid to minority shareholders	(0.3)	(0.3)
Final dividends paid to shareholders of the Company	(1,336.4)	(1,733.8)
Interim dividends paid to shareholders of the Company	(584.5)	-
Payment for cancellation of shares on capital reduction	(2,271.6)	-
Proceeds from issue of shares	59.0	101.0
Purchase of performance shares	(51.5)	(20.6)
Payment to employees in cash under equity-settled performance share plans	-	(1.4)
Net cash outflow from financing activities	(5,310.0)	(3,035.4)
Net decrease in cash and cash equivalents	(1,383.3)	(532.4)
Exchange effects on cash and cash equivalents	3.0	(0.2)
Cash and cash equivalents at beginning of year	2,770.3	3,302.9
Cash and cash equivalents at end of year	1,390.0	2,770.3

The accompanying notes on pages 21 to 103 form an integral part of these financial statements.
Independent Auditors' report – page 10

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

For the financial year ended 31 March 2007

Note (1): **Acquisition of subsidiaries**

In the current financial year, Optus made further payments of S$0.2 million in respect of Alphawest Limited (**"Alphawest"**), which was acquired in November 2005

In the previous financial year, NCS Pte Ltd., a subsidiary of the Group, acquired the remaining 30 per cent of registered capital of its subsidiaries, Shanghai Zhong Sheng Information Technology Co. Ltd and Guangzhou Zhong Sheng Information Technology Co. Ltd.

In addition, Optus acquired 100 per cent equity interest in Alphawest in November 2005 and 74.15 per cent of Virgin Mobile Australia (**"VMA"**) in January 2006, increasing its shareholding in VMA to 100 per cent. Optus also made further payments in respect of Reef Networks Pty Ltd which was acquired in March 2005.

Fair values of identifiable net assets of the subsidiaries acquired, which approximate their carrying values, and the net cash outflow on acquisition were -

	2006 S$ Mil
Property, plant and equipment	97.9
Non-current assets (excluding property, plant and equipment)	7.5
Cash	6.4
Current assets (excluding cash)	64.3
Current liabilities	(71.9)
Non-current liabilities	(86.7)
Fair value of net assets acquired	17.5
Goodwill	109.9
Total cash consideration	127.4
Less: Consideration unpaid as at 31 March 2006	(0.1)
Less: Cash in subsidiaries acquired	(6.4)
Total cummulative cash outflow	120.9
Less: Cash outflow in the financial year ended 31 March 2005	(45.2)
Cash outflow in the financial year ended 31 March 2006	75.7

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

For the financial year ended 31 March 2007

Note (2): Subsidiaries deconsolidated

In the previous financial year, the Group ceased to exercise control over C2C Pte Ltd ("**C2C**") and its subsidiaries ("**C2C Group**") and IPACS Computer Services (S) Pte. Ltd. and its subsidiaries.

The carrying amount of net assets deconsolidated and their cash flow effects were as follows -

	2006 S$ Mil
Property, plant and equipment	1,288.2
Non-current assets (excluding property, plant and equipment)	(6.5)
Cash (net of bank overdrafts)	16.5
Current assets (excluding cash)	65.6
Current liabilities (excluding bank overdrafts)	(1,303.8)
Non-current liabilities	(582.2)
Carrying value of net assets	(522.2)
Less: minority interest	(6.8)
Carrying value of net assets deconsolidated	(529.0)
Release from 'Hedging Reserve'	0.3
Release from 'Other Reserves'	(83.7)
Release from 'Currency Translation Reserve'	4.3
Net gain on deconsolidation	608.1

See Note 8 on the financial effects of deconsolidation.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2007

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1. GENERAL

The Company, Singapore Telecommunications Limited ("**SingTel**"), is domiciled and incorporated in Singapore and is publicly traded on the Singapore Exchange and Australian Stock Exchange. The address of its registered office is 31 Exeter Road, Comcentre, Singapore 239732.

The principal activities of the Company consist of the operation and provision of telecommunication systems and services and investment holding. The principal activities of the subsidiaries are disclosed in Note 46.

Under a licence granted by the Info-communications Development Authority of Singapore ("**IDA**"), the Group had the exclusive rights to provide fixed national and international telecommunications services through 31 March 2000 (with limited exceptions), public cellular mobile telephone services and public radio paging services through 31 March 1997. From the expiry of the exclusive rights, the Group's licences for these telecommunications services continue on a non-exclusive basis to 31 March 2017.

In addition, the Group is licensed to offer Internet services and has also obtained frequency spectrum and licence rights from IDA to install, operate and maintain 3G mobile communication systems and services respectively, as well as wireless broadband systems and services. The Group also holds licences from the Media Development Authority of Singapore for the purpose of providing, amongst others, video-on-demand.

In Australia, Optus was granted telecommunication licences under the Telecommunications Act 1991. Pursuant to the Telecommunications (Transitional Provisions and Consequential Amendments) Act 1997, the licences continued to have effect after the deregulation of telecommunications in Australia in 1997. The licences do not have a finite term, but are of continuing operation until cancelled under the Telecommunications Act 1997.

These financial statements were authorised and approved for issue in accordance with a Directors' resolution dated 8 May 2007.

2. SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of Accounting

The financial statements are prepared in accordance with Singapore Financial Reporting Standards ("**FRS**") including related Interpretations promulgated by the Council on Corporate Disclosure and Governance, and the provisions of the Singapore Companies Act. They have been prepared under the historical cost convention, except as disclosed in the accounting policies below.

The preparation of financial statements in conformity with FRS requires management to exercise its judgement in the process of applying the Group's accounting policies. It also requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the financial year. Although these estimates are based on management's best knowledge of current events and actions, actual results may ultimately differ from those estimates. Critical accounting estimates and assumptions used that are significant to the financial statements, and areas involving a higher degree of judgement are disclosed in Note 3.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2007

The accounting policies have been consistently applied by the Group, and are consistent with those used in the previous financial year except for the changes in accounting policies discussed more fully in Note 2.2.

2.2 Changes in Accounting Policies

The Group has adopted certain revised Financial Reporting Standards ("**FRS**") and Interpretations to FRS ("**INT FRS**") that became mandatory from 1 April 2006. The adoption did not result in substantial changes to the Group's accounting policies except for the following -

(a) INT FRS 104, ***Determining Whether an Arrangement Contains a Lease,*** gives guidance in determining whether arrangements that do not take the legal form of a lease should, nonetheless, be accounted for in accordance with FRS 17, ***Leases.***

In prior years, revenues from sales of network capacity were recognised evenly over the periods of the Indefeasible Rights Of Use (IRU) agreements.

With effect from 1 April 2006, the Group accounts for sales of network capacity as finance leases where -

(i) the purchaser's right of use is exclusive and irrevocable;
(ii) the asset is specific and separable;
(iii) the term of the contract is for the major part of the asset's useful economic life;
(iv) the attributable costs or carrying value can be measured reliably; and
(v) no significant risks are retained by the Group.

Sales of network capacity that do not meet the above criteria are accounted for as an operating lease.

The change in the accounting policy does not have a material impact on the financial statements of the Group or the Company.

(b) FRS 39 (Amendment), ***Financial Guarantee Contracts,*** requires financial guarantees issued by the Company to be recorded initially at fair values plus transactions costs and amortised in the income statement over the period of the guarantee. The standard is to be applied on a retrospective basis. There were no financial guarantee contracts entered into by the Company in the prior years.

As at 31 March 2007, a guarantee of S$650 million provided by the Company to a wholly-owned subsidiary has been accounted under this revised policy.

The change in accounting policy resulted in an increase of S$1.9 million in the shareholders' equity and net profit of the Company each and an increase of S$8.8 million in the financial liabilities of the Company.

This change in accounting policy has no impact to the consolidated financial statements.

2.3 Group Accounting

The accounting policy for subsidiaries, associated and joint venture companies in the Company's financial statements is stated in Note 2.5. The Group's accounting policy on goodwill is stated in Note 2.15.1.

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2007

2.3.1 Subsidiaries

Subsidiaries are entities (including special purpose entity) controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of the entity, generally accompanying a shareholding of more than one half of the voting rights.

In the consolidated financial statements, acquisitions of subsidiaries are accounted for using the purchase method of accounting. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All significant inter-company balances and transactions are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are identified separately from the Group's equity therein. Minority interest consists of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Any losses in excess of the interest in the equity of the subsidiary attributable to the minority shareholders are charged to the Group except to the extent that the minority shareholders are able and have a binding obligation to make good the losses.

2.3.2 Associated companies

Associated companies are entities over which the Group has significant influence, but not control or joint control, generally accompanying a shareholding of between 20 per cent and 50 per cent of the voting rights.

Investments in associated companies are accounted for in the consolidated financial statements using the equity method of accounting. Equity accounting involves recording the investment in associated companies initially at cost, and recognising the Group's share of the post-acquisition results of associated companies in the consolidated income statement, and the Group's share of post-acquisition reserve movements in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investments in the consolidated balance sheet.

In the consolidated balance sheet, investments in associated companies include goodwill on acquisition identified on acquisitions completed on or after 1 April 2001, net of accumulated impairment losses.

When the Group's share of losses in an associated company equals or exceeds its interest in the associated company, including loans that are in fact extensions of the Group's investment, the Group does not recognise further losses, unless it has incurred or guaranteed obligations in respect of the associated company.

2.3.3 Joint venture companies

Joint venture companies are entities over which the Group has contractual arrangements to jointly share the control with one or more parties, and none of the parties involved has unilateral control over the entities' economic activities.

The Group's interest in joint venture companies are accounted for in the consolidated financial statements using the equity method of accounting.

The Group's interest in its unincorporated joint venture operations is accounted for by recognising the Group's assets and liabilities from the joint venture, as well as expenses incurred by the Group and the Group's share of income earned from the joint venture, in the consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2007

2.3.4 Transaction costs

External costs directly attributable to an acquisition are included as part of the cost of acquisition.

2.3.5 Special purpose entity

The Trust had been consolidated in the consolidated financial statements under INT FRS 12, *Consolidation – Special Purpose Entities*.

2.4 Share Capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new equity shares are taken to equity as a deduction, net of tax, from the proceeds.

With the implementation of the Companies (Amendment) Act 2005 effective on 30 January 2006, the concept of authorised share capital is abolished and the shares of the Company have no par value. Consequently, the balances in 'Share Premium' and 'Capital Redemption Reserve' within equity as at 30 January 2006 had been transferred to the Company's 'Share Capital'.

When the Company purchases the Company's equity share capital, the consideration paid, including any directly attributable costs, is taken against 'Treasury Shares Held By Company' within equity. When the shares are subsequently disposed, the realised gains or losses on disposal of the treasury shares are included in 'Other Reserves' of the Company.

The Trust acquires shares in the Company from the open market for delivery to employees upon vesting of performance shares awarded under the Group's performance share plans. Such shares are designated as 'Treasury Shares'. In the consolidated financial statements, the cost of unvested shares, including directly attributable costs, is taken against 'Treasury Shares Held By Trust' within equity.

Upon vesting of the performance shares, the weighted average costs of the shares delivered to employees, whether held by the Company or the Trust, are transferred to 'Capital Reserve – Performance Shares' within equity in the consolidated financial statements.

2.5 Investments in Subsidiaries, Associated and Joint Venture Companies

In the Company's balance sheet, investments in subsidiaries, associated and joint venture companies, including loans that meet the definition of equity instruments, are stated at cost less accumulated impairment losses. Where an indication of impairment exists, the carrying amount of the investment is assessed and written down immediately to its recoverable value. On disposal of investments in subsidiaries, associated and joint venture companies, the difference between the net disposal proceeds and the carrying amount of the investment is taken to the income statement of the Company.

2.6 Investments

The investments of the Group are classified either as 'Financial assets at fair value through profit or loss' or 'AFS investments'. Purchases and sales of investments are recognised on trade date, which is the date that the Group commits to purchase or sell the investment.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2007

2.6.1 Financial assets at fair value through profit or loss ("Trading investments")

Investments acquired principally for the purpose of selling in the short term are designated as 'Financial assets at fair value through profit or loss' and initially recognised at fair value.

Trading investments are subsequently re-measured at fair value at the balance sheet date with any resulting gains and losses, including currency translation differences on equity investments, recognised in income statement.

2.6.2 AFS Investments

The Group's long term investments are designated as AFS investments and initially recognised at fair value plus directly attributable transaction costs.

The AFS investments are subsequently stated at fair value at the balance sheet date, with all resulting gains and losses, including currency translation differences, taken to 'Fair Value Reserve' within equity.

When AFS investments are sold or impaired, the accumulated fair value adjustments in the 'Fair Value Reserve' are included in the income statement.

Impairment loss is computed as the difference between the carrying amount and current fair value, less any impairment loss previously recognised in the income statement. Impairment losses recognised in the income statement on equity investments are not reversed through the income statement until the equity investments are disposed.

2.7 Derivative Financial Instruments and Hedging Activities

Derivative financial instruments are initially recognised at fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair values at each balance sheet date.

Derivative financial instrument is carried as an asset when the fair value is positive and as a liability when the fair value is negative.

Any gains or losses arising from changes in fair value are recognised immediately in the income statement, unless they qualify for hedge accounting.

2.7.1 Hedge accounting

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting, as well as its risk management objectives and strategy for undertaking the hedge transactions. The documentation includes identification of the hedging instrument, the hedge item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated.

<u>**Fair value hedge**</u>

Derivative financial instruments that qualify for fair value hedge accounting are initially recognised at fair value on the date that the contract is entered into. Changes in fair value of derivatives are recorded in the income statement together with any changes in the fair value of the hedged items that are attributable to the hedged risks.

Hedge accounting is discontinued when the Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. The adjustment to the carrying amount of the hedged item arising from the hedged risk is amortised to the income statement from that date.

Cash flow hedge
The effective portion of changes in the fair value of the derivative financial instruments that qualify as cash flow hedges are recognised in 'Hedging Reserve' within equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in the 'Hedging Reserve' are transferred to the income statement in the periods when the hedged items affect income statement.

Hedge accounting is discontinued when the Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any cumulative gain or loss deferred in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognised immediately in the income statement.

Net investment hedge
Changes in the fair value of designated derivatives that qualify as net investment hedges, and which are highly effective, are recognised in 'Currency Translation Reserve' within equity in the consolidated financial statements and are transferred to the consolidated income statement in the periods when the foreign operation is disposed off.

In the Company's financial statements, the gain or loss on the financial instrument used to hedge a net investment in a foreign operation of the Group is recognised in the income statement.

The Group has entered into the following derivative financial instruments to hedge its risks, namely -

Cross currency interest rate swaps and SGD interest rate swaps which are fair value hedges for the interest rate risk and cash flow hedges for the currency risk arising from the Group's issued bonds. The swaps involve the exchange of principal and fixed interest receipts in the foreign currency in which the issued bonds are denominated, for principal and floating or fixed interest payments in the Group's functional currency.

Cross currency swaps which are net investment hedges for the foreign currency exchange risk on its foreign operations.

Forward foreign exchange contracts which are cash flow hedges for the Group's exposure to foreign currency exchange risks arising from forecasted or committed expenditure.

2.8 Fair Value Estimation of Financial Instruments

Fair value is defined as the amount at which the instrument could be exchanged in a current transaction between knowledgeable willing parties in arm's length transaction, other than in a forced or liquidation sale.

The following methods and assumptions are used to estimate the fair value of each class of financial instrument -

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2007

Bank balances, receivables and payables, short term borrowings
The carrying amounts approximate fair values due to the relatively short term maturity of these instruments.

Quoted and unquoted investments
The fair value of investments traded in active markets is based on the market quoted bid price or the bid price quoted by the market maker at the close of business on the balance sheet date.

The fair values of unquoted investments are determined by using valuation techniques. These include the use of recent arm's length transactions, reference to current market value of another instrument which is substantially the same or discounted cash flow analysis.

Cross currency and interest rate swaps
The fair value of a cross currency or an interest rate swap is the estimated amount that the swap contract can be exchanged for or settled with under normal market conditions. This fair value can be estimated using discount cash flow method where the future cash flows of the swap contract are discounted at the prevailing market foreign exchange rates and interest rates . Market interest rates are actively quoted interest rates or interest rates computed by applying techniques to these actively quoted interest rates.

Forward foreign currency contracts
The fair value of forward foreign exchange contracts is determined using forward exchange market rates for contracts with similar maturity profiles at the balance sheet date.

For disclosure purposes, the fair value of non-current borrowings which are traded in active markets is based on the market quoted ask price. For other non-current borrowings, the fair values are based on valuation provided by service providers or estimated by discounting the future contractual cash flows using a discount rate based on the borrowing rates which the Group expects would be available at the balance sheet date.

2.9 Trade and Other Receivables

Trade and other receivables, including loans given by the Company to subsidiaries, associated and joint venture companies, are recognised initially at fair value and, other than those that meet the definition of equity instruments, are subsequently measured at amortised cost using the effective interest method, less allowance for impairment.

An allowance for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the debts. The impairment loss, measured as the difference between the debt's carrying amount and the present value of estimated future cash flows (excluding credit losses that have not been incurred) discounted at the original effective interest rate, is recognised in the income statement. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the debt does not exceed its amortised cost at the reversal date.

2.10 Trade and Other Payables

Trade and other payables are initially recognised at fair value and subsequently measured at amortised cost using the effective interest method.

2.11 Borrowings

Borrowings are initially recognised at fair value of the consideration received less directly attributable transaction costs. After initial recognition, unhedged borrowings are subsequently stated at amortised cost using the effective interest method.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2007

2.12 Cash and Cash Equivalents

For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand, balances with banks and fixed deposits with original maturity of three months or less, net of bank overdrafts which are repayable on demand and which form an integral part of the Group's cash management.

Bank overdrafts are included under borrowings on the balance sheet.

2.13 Foreign Currencies

2.13.1 Functional and presentation currency

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (the "**functional currency**"). The balance sheet and statement of changes in equity of the Company and consolidated financial statements of the Group are presented in Singapore Dollar, which is the functional and presentation currency of the Company and the presentation currency of the consolidated financial statements.

2.13.2 Transactions and balances

Transactions in a currency other than the functional currency ("**foreign currency**") are translated into the functional currency at the exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at exchange rates ruling at that date. Foreign exchange differences arising from translation are recognised in the income statement.

2.13.3 Translation of foreign operations' financial statements

In the preparation of the consolidated financial statements, the assets and liabilities of foreign operations are translated to Singapore dollars at exchange rates ruling at the balance sheet date except for share capital and reserves which are translated at historical rates of exchange (see Note 2.13.4 for translation of goodwill and fair value adjustments).

Income and expenses in the income statement are translated using either the average exchange rates for the month or year, which approximate the exchange rates at the dates of the transactions. All resulting translation differences are taken directly to 'Currency Translation Reserve' within equity.

On disposal, the accumulated translation differences deferred in 'Currency Translation Reserve' relating to that foreign operation are recognised in the consolidated income statement as part of the gain or loss on disposal.

2.13.4 Translation of goodwill and fair value adjustments

Goodwill and fair value adjustments arising on the acquisition of foreign entities completed on or after 1 April 2005 are treated as assets and liabilities of the foreign entities and are recorded in the functional currencies of the foreign entities and translated at the exchange rates prevailing at the balance sheet date. However, for acquisitions of foreign entities completed prior to 1 April 2005, goodwill and fair value adjustments continue to be recorded at the exchange rates at the respective dates of the acquisitions.

2.13.5 Net investment in a foreign entity in the Company's financial statements

The exchange differences on loans from the Company to its subsidiaries which form part of the Company's net investment in the subsidiaries are recognised in the income statement of the Company. Such translation differences, however, are reclassified to 'Currency Translation Reserve' within equity in the consolidated financial statements. On disposal, the accumulated exchange differences are recognised in the consolidated income statement as part of the gain or loss on disposal.

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2007

2.14 Provisions

A provision is recognised when there is a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount can be made of the amount of the obligation. No provision is recognised for future operating losses.

The provision for liquidated damages in respect of information technology contracts is made based on management's best estimate of the anticipated liability.

Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

2.15 Intangible Assets

2.15.1 Goodwill

Goodwill represents the excess of the cost of an acquisition of subsidiary, associated or joint venture company over the fair value of the Group's share of their identifiable net assets, including contingent liabilities, at the date of acquisition. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of the acquisition, plus costs directly attributable to the acquisition.

Goodwill is stated at cost less accumulated impairment losses.

Acquisitions completed prior to 1 April 2001

Goodwill on acquisitions completed prior to 1 April 2001 had been adjusted in full against 'Other Reserves' within equity. Such goodwill has not been retrospectively capitalised and amortised.

The Group also had acquisitions where the costs of acquisition were less than the fair value of identifiable net assets acquired. Such differences (negative goodwill) were adjusted against 'Other Reserves' in the year of acquisition.

Goodwill that has previously been taken to 'Other Reserves' is not taken to income statement when the entity is disposed of or when the goodwill is impaired.

Acquisitions completed on or after 1 April 2001

Prior to 1 April 2004, goodwill on acquisitions completed on or after 1 April 2001 was capitalised and amortised on a straight line basis in the consolidated income statement over its estimated useful life of up to 20 financial years. In addition, goodwill was assessed for indications of impairment at each balance sheet date.

Since 1 April 2004, goodwill is no longer amortised but is tested annually for impairment or whenever there is indication of impairment (see Note 2.16). The accumulated amortisation for goodwill as at 1 April 2004 had been eliminated with a corresponding decrease in the cost of goodwill.

Goodwill on acquisitions of subsidiaries is shown on the face of the consolidated balance sheet whereas goodwill on acquisitions of associated and joint venture companies is recorded as part of the carrying value of the related investment.

Negative goodwill is recognised directly in the consolidated income statement.

Gains or losses on disposal of the subsidiary associated and joint venture companies include the carrying amount of capitalised goodwill relating to the entity sold.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2007

2.15.2 Other intangible assets

Expenditure on telecommunication and spectrum licences is capitalised and amortised using the straight-line method over their estimated useful lives of 12 to 25 years. Customer relationships acquired in a business combination are carried at fair value at date of acquisition, and amortised on a straight line basis over the period of the expected benefits, which is estimated at 10 years.

Capitalised expenditure is stated at cost less accumulated amortisation and accumulated impairment losses.

2.16 Impairment of Non-financial Assets

Goodwill, which has an indefinite useful life, is subject to annual impairment tests or more frequently tested for impairment if events or changes in circumstances indicate that it might be impaired. Goodwill is not amortised (see Note 2.15.1).

The other intangible assets of the Group, which have definite useful lives and are subject to amortisation, as well as property, plant and equipment and investments in subsidiaries, associated and joint venture companies, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the asset's fair value less costs to sell and value in use.

An impairment loss for an asset, other than goodwill, is reversed if, and only if, there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. Impairment loss on goodwill is not reversed in a subsequent period.

2.17 Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the weighted average basis. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion and selling expenses.

Work-in-progress is stated at costs less progress payments received and receivable on uncompleted information technology services. Costs include third party hardware and software costs, direct labour and other direct expenses attributable to the project activity and associated profits recognised on projects-in-progress. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Work-in-progress is presented in the consolidated balance sheet as "Work-in-progress" (as a current asset) or "Excess of progress billings over work-in-progress" (as a current liability) as applicable.

Inventories include maintenance spares acquired for the purpose of replacing damaged or faulty plant or equipment. Until they are used, they are amortised over the useful life of the plant and equipment they support. When used, the unamortised balance is expensed.

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2007

2.18 Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses or at cost, where applicable. The cost of self-constructed assets includes the cost of material, direct labour, capitalised borrowing costs and an appropriate proportion of production overheads.

Depreciation is calculated on a straight-line basis to write off the cost of the property, plant and equipment over their expected useful lives. The estimated useful lives are as follows -

	No. of years
Buildings	5 - 40
Transmission plant and equipment	5 - 25
Switching equipment	3 - 10
Other plant and equipment	3 - 20

Other plant and equipment consist mainly of motor vehicles, office equipment, furniture and fittings.

No depreciation is provided on freehold land, long-term leasehold land with remaining lease period of more than 100 years and capital work-in-progress. Leasehold land with remaining lease period of 100 years or less is depreciated in equal installments over its remaining useful lease period.

In respect of capital work-in-progress, assets are depreciated from the month the asset is completed and held ready for use.

Costs to acquire computer software which are an integral part of the related hardware are capitalised and recognised as assets and included in property, plant and equipment when it is probable that the costs will generate economic benefits beyond one year and the costs are associated with identifiable software products which can be reliably measured by the Group.

The cost of property, plant and equipment includes expenditure that is directly attributable to the acquisition of the items. Dismantlement, removal or restoration costs are included as part of the cost if the obligation for dismantlement, removal or restoration is incurred as a consequence of acquiring or using the asset. Cost may also include transfers from equity of any gains or losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment. Subsequent expenditure is included in the carrying amount of an asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the Group.

The residual values and useful lives of property, plant and equipment are reviewed, and adjusted as appropriate, at each balance sheet date.

On disposal of property, plant and equipment, the difference between the disposal proceeds and its carrying value is taken to the income statement.

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2007

2.19 Leases

2.19.1 Finance leases

Finance leases are those leasing agreements which effectively transfer to the Group substantially all the risks and benefits incidental to ownership of the leased items. Assets financed under such leases are treated as if they had been purchased outright at the lower of fair value and present value of the minimum lease payments and the corresponding leasing commitments are shown as obligations to the lessors.

Lease payments are treated as consisting of capital repayments and interest elements. Interest is charged to the income statement over the period of the lease to produce a constant rate of charge on the balance of capital repayments outstanding.

2.19.2 Operating leases

Leases of assets in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Operating lease payments are recognised as expenses in the income statement on a straight-line basis over the period of the lease.

2.19.3 Gains or losses from sale and leaseback

Gains on sale and leaseback transactions resulting in finance leases are deferred and amortised over the lease term on a straight-line basis, while losses are recognised immediately.

Gains and losses on sale and leaseback transactions established at fair value which resulted in operating leases are recognised immediately.

2.20 Capacity Swaps

The Group may exchange network capacity with other capacity or service providers. The exchange is regarded as a transaction which generates revenue unless the transaction lacks commercial substance or the fair value of neither the capacity received nor the capacity given up is reliably measurable.

2.21 Revenue Recognition

Revenue for the Group is recognised based on the fair value for the sale of goods and services rendered, net of goods and services tax, rebates and discounts, and after eliminating sales within the Group. Revenue includes the gross income received and receivable from revenue sharing arrangements entered into with overseas telecommunication companies in respect of traffic exchanged.

For phone cards and prepaid cards which have been sold, provisions for unearned revenue are made for services which have not been rendered as at balance sheet date. Expenses directly attributable to the unearned revenue are deferred until the revenue is recognised.

Revenue from the provision of information technology services is recognised based on the percentage of completion of the projects using cost-to-cost basis. Revenue from information technology services where the services involve substantially the procurement of computer equipment and third party software for installation is recognised upon full completion of the project.

Revenue from the sale of equipment is recognised upon the transfer of significant risk and rewards of ownership of the goods to the customer which generally coincides with delivery and acceptance of the goods sold.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2007

Dividend income is recorded gross in the income statement when the right to receive payment is established.

Interest income is recognised on a time proportion basis using the effective interest method.

Rental income from operating leases is recognised on a straight-line basis over the term of the lease.

2.22 Employees' Benefits

2.22.1 Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Group pays fixed contributions into separate entities such as the Central Provident Fund. The Group has no legal or constructive obligation to pay further contributions if any of the funds does not hold sufficient assets to pay all employee benefits relating to employee services in the current and preceding financial years.

The Group's contributions to the defined contribution plans are recognised in the income statement as expenses in the financial year to which they relate.

2.22.2 Employees' leave entitlements

Employees' entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for the annual leave and long service leave as a result of services rendered by employees up to the balance sheet date.

2.22.3 Share-based compensation

Performance shares

The performance share plans of the Group are accounted for either as equity-settled share-based payments or cash-settled share-based payments. Equity-settled share-based payments are measured at fair value at the date of grant, whereas cash-settled share-based payments are measured at current fair value at each balance sheet date. The performance share expense is amortised and recognised in the income statement on a straight line basis over the vesting period.

At each balance sheet date, the Group revises its estimates of the number of performance shares that the participants are expected to receive based on non-market vesting conditions. The difference is charged or credited to the income statement, with a corresponding adjustment to equity or liability for equity-settled and cash-settled share-based payments respectively.

The dilutive effect of Share Plan 2004 is reflected as additional share dilution in the computation of diluted earnings per share.

Share options

As the share options were granted before 22 November 2002, FRS 102, *Share-based Payment,* is not applicable. No compensation expense is recognised for the outstanding share options under the share option schemes.

The proceeds received, net of any directly attributable transaction costs, from the exercise of share options are credited to 'Share Capital'.

The dilutive effect of outstanding share options is reflected as additional share dilution in the computation of diluted earnings per share.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2007

2.23 Borrowing Costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in arranging borrowings, and finance lease charges. Borrowing costs are generally expensed as incurred, except to the extent that they are capitalised if they are directly attributable to the acquisition, construction, or production of a qualifying asset.

2.24 Customer Acquisition Costs

Customer acquisition costs, including related sales and promotion expenses and activation commissions, are expensed as incurred.

2.25 Pre-incorporation Expenses

Pre-incorporation expenses are expensed as incurred.

2.26 Government Grants

Grants in recognition of specific expenses are recognised in the income statement over the periods necessary to match them with the relevant expenses they are intended to compensate. Grants related to depreciable assets are deferred and recognised in the income statement over the period in which such assets are depreciated and used in the projects subsidised by the grants.

2.27 Exceptional Items

Exceptional items refer to items of income or expense within profit or loss from ordinary activities that are of such size, nature or incidence that their separate disclosure is considered necessary to explain the performance for the financial year.

2.28 Deferred Taxation

Deferred taxation is provided in full, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is also not recognised for goodwill which is not deductible for tax purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates (and laws) enacted or substantively enacted in countries where the Company and subsidiaries operate by, at the balance sheet date.

Deferred tax liabilities are provided on all taxable temporary differences arising on investments in subsidiaries, associated and joint venture companies, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences and carry forward of unutilised tax losses, to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and carry forward of unused losses can be utilised.

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2007

At each balance sheet date, the Group re-assesses unrecognised deferred tax assets and the carrying amount of deferred tax assets. The Group recognises a previously unrecognised deferred tax asset to the extent that it is probable that future taxable profit will allow the deferred tax asset to be recovered. The Group conversely reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient future taxable profit will be available to allow the benefit of part or all of the deferred tax asset to be utilised.

Current and deferred tax are charged or credited directly to equity if the tax relates to items that are credited or charged, in the same or different period, directly to equity.

2.29 Dividends

Interim dividends are recorded in the financial year in which they are declared payable. Final dividends are recorded in the financial year in which the dividends are approved by the shareholders.

2.30 Segment Reporting

A geographical segment is engaged in providing products and services within a particular economic environment that is subject to risks and returns that are different from those segments operating in other economic environments. A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments.

2.31 Non-current Assets (or Disposal Groups) Held for Sale and Discontinued Operations

Non-current assets (or disposal groups) are classified as assets held for sale and stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is recovered principally through a sale transaction rather than through continuing use.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2007

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

FRS 1 (revised 2004), *Presentation Of Financial Statements*, requires disclosure of the judgements management has made in the process of applying the accounting policies that have the most impact on the amounts recognised in the financial statements. It also requires disclosure about the key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

The following presents a summary of the critical accounting estimates and judgments -

3.1 Impairment of Property, Plant and Equipment, Intangible Assets, Investment in Subsidiaries, Associated and Joint Venture Companies

The Group assesses impairment on the above mentioned assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets requires assessment as to whether the carrying amount of assets exceeds the recoverable amount. Recoverable amount is defined as the higher of an asset's or cash generating unit's fair value less costs to sell and its value in use. In making this judgement, the Group evaluates the value in use which is supported by the net present value of future cash flows derived from such assets using cash flow projections which have been discounted at an appropriate rate.

Forecasts of future cash flows are based on the Group's estimates using historical, sector and industry trends, general market and economic conditions, changes in technology and other available information.

The assumptions used by management to determine the value-in-use calculations of a joint venture company are stated in Note 22.1.1.

3.2 Impairment of Goodwill relating to Subsidiaries

Such goodwill is subject to annual impairment test or more frequently if events or changes in circumstances indicate that it might be impaired.

The assumptions used by management to determine the value-in-use calculations of subsidiaries are stated in Note 22.1.1.

3.3 Impairment of Trade Receivables

The Group assesses at each balance sheet date whether there is objective evidence that trade receivables have been impaired. Impairment loss is calculated based on a review of the current status of existing receivables and historical collections experience. Such provisions are adjusted periodically to reflect the actual and anticipated experience.

3.4 Estimated Useful Lives of Property, Plant and Equipment

The Group reviews annually the estimated useful lives of property, plant and equipment based on factors such as business plans and strategies, expected level of usage and future technological developments. It is possible that future results of operations could be materially affected by changes in these estimates brought about by changes in the factors mentioned. A reduction in the estimated useful lives of property, plant and equipment would increase the recorded depreciation and decrease the non-current assets.

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2007

3.5 Taxation

3.5.1 Deferred tax asset
The Group reviews the carrying amount of deferred tax asset at each balance sheet date. Deferred tax asset is recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. This involves judgement regarding the future financial performance of the particular legal entity or tax group in which the deferred tax asset has been recognised.

3.5.2 Income taxes
The Group is subject to income taxes in numerous jurisdictions. Judgement is involved in determining the group-wide provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for expected tax issues based on estimates of whether additional taxes will be due. Where the final outcome of these matters is different from the amounts that were initially recognised, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

3.6 Fair Value Estimates for Certain Financial Assets and Derivative Financial Instruments
The Group carries certain financial assets and derivative financial instruments at fair value, which requires extensive use of accounting estimates and judgement. While significant components of fair value measurement were determined using verifiable objective evidence (i.e. foreign exchange rates, interest rates), the amount of changes in fair value would differ if the Group uses different valuation methodologies. Any change in fair value of these financial assets and derivative financial instruments would affect profit and equity.

3.7 Share-based Payments
Equity-settled share-based payments are measured at fair value at the date of grant, whereas cash-settled share-based payments are measured at current fair value at each balance sheet date. In addition, the Group revises the estimated number of performance shares that participants are expected to receive based on non-market vesting conditions at each balance sheet date.

The assumptions of the valuation model used to determine fair values are set out in Note 5.3.

3.8 Contingent Liabilities
Determination of the treatment of contingent liabilities in the financial statements is based on management's view of the expected outcome of the applicable contingency.

The Group consults with legal counsel on matters related to litigation, and other experts both within and outside the Group with respect to matters in the ordinary course of business.

As at 31 March 2007, the Group was involved in various legal proceedings where it was vigorously defending its claims.

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2007

4. OPERATING REVENUE

	Group	
	2007 S$ Mil	2006 S$ Mil
Mobile communications	5,166.1	5,073.4
National telephone	2,275.0	2,501.4
Data and internet	2,650.2	2,522.3
Information technology and engineering	1,026.5	918.8
Sale of equipment	876.6	908.1
International telephone	813.4	882.8
Cable television	145.4	150.3
Others	197.9	181.3
Operating revenue	13,151.1	13,138.4
Operating revenue	13,151.1	13,138.4
Other income (see Note 6)	116.9	111.6
Interest and dividend income (see Note 10)	111.3	110.6
Total revenue	13,379.3	13,360.6

5. OPERATING EXPENSES

	Group	
	2007 S$ Mil	2006 S$ Mil
Traffic expenses	2,494.5	2,528.4
Selling and administrative costs [1]	2,576.0	2,463.9
Staff costs	1,667.6	1,667.7
Equipment costs	1,097.9	1,100.5
Repair and maintenance	283.6	289.9
Others	866.7	732.9
	8,986.3	8,783.3

Note:

(1) Include subscriber acquisition and retention costs, supplies and services, and rental of properties and mobile base stations.

5.1 Staff Costs

	Group	
	2007 S$ Mil	2006 S$ Mil
Staff costs included the following -		
Contributions to defined contribution plans	158.9	157.6
Performance share expense		
- equity-settled arrangements	33.0	29.5
- cash-settled arrangements	10.3	5.7
Termination benefits	15.5	47.3

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2007

5.2 Key Management Personnel Compensation

	Group	
	2007 S$ Mil	2006 S$ Mil
Key management personnel compensation [1]		
Directors' remuneration [2]	4.6	3.7
Other key management personnel[3][4]	7.9	16.0
	12.5	19.7

Notes:

(1) Comprised base salary, annual wage supplement, bonus, contributions to defined contribution plans and other cash benefits and does not include performance share expense.

(2) Chua Sock Koong, the former Group Chief Financial Officer, was appointed as a Director and Group Chief Executive Officer of the Company on 12 October 2006 and 1 April 2007 respectively. For the current financial year ended 31 March 2007, the Directors' remuneration comprised Lee Hsien Yang's remuneration for the year ended 31 March 2007 and Chua Sock Koong's remuneration from the date of her appointment as a Director from 12 October 2006. Lee Hsien Yang was the only Executive Director of the Company in the financial year ended 31 March 2006. A further payment of S$1.8 million was made to Lee Hsien Yang subsequent to the balance sheet date.
The Directors were awarded up to 2,723,114 (2006: 1,643,701) ordinary shares of SingTel pursuant to Share Plan 2004, subject to certain performance criteria including other terms and conditions being met. The performance share expense for the Directors computed in accordance with FRS 102, *Share-based Payment*, was S$3.9 million (2006: S$2.5 million).

(3) Included Chua Sock Koong's remuneration from 1 April 2006 to 11 October 2006.

(4) The other key management personnel (excluding Chua Sock Koong) were awarded up to 3,367,652 (2006: 5,534,298) ordinary shares of SingTel pursuant to Share Plan 2004, subject to certain performance criteria including other terms and conditions being met. The performance share expense for other key management computed in accordance with FRS 102, *Share-based Payment*, was S$5.2 million (2006: S$7.4 million).

The other key management personnel of the Group comprise members of SingTel's Management Committee. The composition of the Management Committee has been streamlined during the year.

5.3 Share-based Payments

5.3.1 Share options

In 2003, the Singapore Telecom Share Option Scheme 1999 was suspended with the implementation of Share Plan 2003. The existing share options granted continue to vest according to the terms and conditions of the scheme and the respective grants.

The share options have a validity period of ten years from the date of grant, and are granted either without performance hurdles (**"Market Price Share Options"**) or with performance hurdles (**"Performance Share Options"**).

Market Price Share Options are granted based on the performance of the Group and individuals. These share options vest over three years from the date of the grant and are exercisable after the first anniversary of the date of the grant and will expire on the tenth anniversary of the date of grant.

Performance Share Options are conditional grants where vesting is conditional on performance targets set based on medium-term corporate objectives. At the end of the three-year performance period, the final number of Performance Share Options awarded will depend on the level of achievement of those targets.

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2007

Group and Company	Number of share options [1] 2007 '000	Number of share options [1] 2006 '000	Weighted average exercise price per share 2007 S$	Weighted average exercise price per share 2006 S$
Outstanding as at 1 Apr	74,652	138,766	1.93	1.84
Cancelled	(2,715)	(2,267)	2.18	2.40
Exercised	(31,264)	(61,847)	1.89	1.63
Outstanding and exercisable as at 31 Mar	40,673	74,652	1.97	1.93

	2007 '000	2006 '000
The outstanding share options have the following exercise prices -		
A$3.63 (2006: A$3.63) for 1.66 SingTel shares [1]	2,536	5,733
S$2.50 to S$2.97 (2006: S$2.50 to S$3.03)	4,896	7,050
S$2.00 to S$2.49	9,723	17,378
S$1.50 to S$1.99	23,458	42,961
S$1.30 to S$1.49	60	1,530
	40,673	74,652
Weighted average remaining validity life	3.9 years	4.9 years

Note:

(1) The figure represents the number of unissued SingTel shares based on a ratio of 1.66 SingTel shares per share option.

No compensation expense is recognised when the share options are issued (see Note 2.22.3).

5.3.2 Performance share plans

Two categories of awards – General Awards for all staff and Senior Management Awards for senior management staff – are made on an annual basis at the discretion of the Group. The grants are conditional on the achievement of targets set for a three-year performance period. The performance shares will only be released to the recipients at the end of the qualifying performance period. The final number of performance shares will depend on the level of achievement of the targets over the three-year period.

The General Awards shall be settled by delivery of SingTel shares, while the Senior Management Awards are to be settled by SingTel shares or cash, at the option of the recipient.

Additionally, early vesting of the performance shares can also occur under special circumstances approved by the Compensation Committee such as retirement, redundancy, illness and death whilst in employment.

The performance share plans provide for the award of performance shares to selected employees of SingTel and its subsidiaries. Though the performance shares are awarded by SingTel, the respective subsidiaries that wish to provide incentives to their own employees to retain and encourage their continued service, bear all costs and expenses in any way arising out of, or connected with, the grant and vesting of the awards to their employees.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2007

The fair value of the performance shares are estimated using a Monte-Carlo simulation methodology at the measurement dates, which are grant dates for equity-settled awards, and balance sheet date for cash-settled awards.

For the purpose of accruing the performance share expense for the Senior Management Awards until the achievement of the targets can be accurately ascertained, vesting is estimated at 100% of the grants.

General Awards - equity-settled arrangements

The movements of the number of performance shares for the General Awards during the financial year were as follows -

Group and Company 2007	Outstanding as at 1 Apr 06 '000	Granted '000	Vested '000	Cancelled '000	Outstanding and unvested as at 31 Mar 07 '000
Date of grant					
Share Plan 2003					
FY2004 [1]					
25 Jun 03	26,503	-	(18,197)	(8,306)	-
25 Feb 04	37	-	(26)	(11)	-
Share Plan 2004					
FY2005					
26 May 04	26,455	-	(303)	(1,974)	24,178
Sep to Nov 04	516	-	-	-	516
FY2006					
26 May 05	27,451	-	(48)	(2,371)	25,032
Aug 05 to Feb 06	1,362	-	-	-	1,362
FY2007					
25 May 06	-	35,046	(3)	(1,810)	33,233
Aug 06 to Mar 07	-	468	-	-	468
	82,324	35,514	(18,577)	(14,472)	84,789

Note:

(1) "FY 2004" denotes financial year ended 31 March 2004.

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2007

Group and Company 2006	Outstanding as at 1 Apr 05 '000	Granted '000	Vested '000	Cancelled '000	Outstanding and unvested as at 31 Mar 06 '000
Date of grant					
Share Plan 2003					
FY2004					
25 Jun 03	30,057	-	(645)	(2,909)	26,503
25 Feb 04	37	-	-	-	37
Share Plan 2004					
FY2005					
26 May 04	29,158	-	(252)	(2,451)	26,455
Sep to Nov 04	516	-	-	-	516
FY2006					
26 May 05	-	29,369	-	(1,918)	27,451
Aug 05 to Feb 06	-	1,362	-	-	1,362
	59,768	30,731	(897)	(7,278)	82,324

The fair values of the significant General Awards at grant date and the assumptions of the fair value model for the grants were as follows -

2007 and 2006 General Awards	Date of grant		
	Share Plan 2004		
	FY2005	FY2006	FY2007
	26 May 04	26 May 05	25 May 06
Fair value at grant date	S$1.15	S$1.41	S$1.09
Assumptions under Monte-Carlo Model			
Expected volatility			
SingTel	23.0%	24.7%	21.6%
MSCI Asia Pacific Telco Index	22.9%	19.8%	15.5%
MSCI Asia Pacific Telco Component Stocks			
Historical volatility period			
From	Jul 01	Jul 01	Jul 01
To	May 04	May 05	May 06
Risk free interest rates			
Yield of Singapore Government Securities on	26 May 04	26 May 05	25 May 06
Expected dividend			
SingTel	Management forecast in line with dividend policy.		
MSCI Asia Pacific Telco Index	Weighted dividend yield based on expected payout from analyst consensus.		
MSCI Asia Pacific Telco Component Stocks	Expected payout from analyst consensus.		

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2007

Senior Management Awards - cash-settled arrangements

The movements of the number of performance shares under the Senior Management Awards, the fair value of the grants at balance sheet date and the assumptions of the fair value model for the relevant grants were as follows -

	Date of grant				
	Share Plan 2003	Share Plan 2004			Group And Company
	FY2004	FY2005	FY2006	FY2007	
2007	25 Jun 03	26 May 04	26 May 05	25 May 06	
Senior Management Awards					
Number of performance shares ('000)					
Outstanding as at 1 Apr 06	2,320	1,677	2,245	-	6,242
Granted	-	-	-	3,081	3,081
Vested	(2,320)	-	-	-	(2,320)
Cancelled	-	-	(26)	-	(26)
Outstanding and unvested as at 31 Mar 07	-	1,677	2,219	3,081	6,977
Fair value at balance sheet date		S$3.28	S$2.37	S$2.42	
Assumptions under Monte-Carlo Model					
Expected volatility					
SingTel			22.4%	22.4%	
MSCI Asia Pacific Telco Index			13.9%	13.9%	
MSCI Asia Pacific Telco Component Stocks			800 days historical volatility preceding Mar 07		
Risk free interest rates					
Yield of Singapore Government Securities on			30 Mar 07	30 Mar 07	

	Date of grant			
	Share Plan 2003	Share Plan 2004		Group And Company
	FY2004	FY2005	FY2006	
2006	25 Jun 03	26 May 04	26 May 05	
Senior Management Awards				
Number of performance shares ('000)				
Outstanding as at 1 Apr 05	3,592	2,433	-	6,025
Granted	-	-	2,532	2,532
Vested	(578)	(191)	-	(769)
Cancelled	(694)	(565)	(287)	(1,546)
Outstanding and unvested as at 31 Mar 06	2,320	1,677	2,245	6,242
Fair value at balance sheet date	S$2.65	S$2.38	S$1.70	
Assumptions under Monte-Carlo Model				
Expected volatility				
SingTel		21.9%	21.9%	
MSCI Asia Pacific Telco Component Stocks		800 days historical volatility preceding Mar 06		
Risk free interest rates				
Yield of Singapore Government Securities on		31 Mar 06	31 Mar 06	

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2007

5.3.3 Performance-based Deferred Bonus Scheme ("PBDBS")

With effect from 2004, discretionary PBDBS units are granted to selected overseas local hires. While these units have the same vesting criteria as the Share Plan 2004, the payout is in the form of cash instead of shares. The recipients are encouraged to purchase and hold SingTel shares with the cash payout, in line with the objective of the performance share plans.

2007	Date of grant FY2005 26 May 04	FY2006 26 May 05	FY2007 25 May 06	Group
PBDBS (cash-settled)				
Number of performance shares ('000)				
Outstanding as at 1 Apr 06	511	521	-	1,032
Granted	-	-	1,267	1,267
Cancelled	(37)	(34)	(76)	(147)
Outstanding and unvested as at 31 Mar 07	474	487	1,191	2,152
Fair value at balance sheet date		S$1.40	S$1.68	
Assumptions under Monte-Carlo Model				
Expected volatility				
SingTel		22.4%	22.4%	
MSCI Asia Pacific Telco Index		13.9%	13.9%	
MSCI Asia Pacific Telco Component Stocks		800 days historical volatility preceding Mar 07		
Risk free interest rates				
Yield of Singapore Government Securities on		30 Mar 07	30 Mar 07	

2006	Date of grant FY2005 26 May 04	FY2006 26 May 05	Group
PBDBS (cash-settled)			
Number of performance shares ('000)			
Outstanding as at 1 Apr 05	525	-	525
Granted	-	527	527
Cancelled	(14)	(6)	(20)
Outstanding and unvested as at 31 Mar 06	511	521	1,032
Fair value at balance sheet date	S$1.51	S$1.10	
Assumptions under Monte-Carlo Model			
Expected volatility			
SingTel	21.9%	21.9%	
MSCI Asia Pacific Telco Index	16.2%	16.2%	
MSCI Asia Pacific Telco Component Stocks	800 days historical volatility preceding Mar 06		
Risk free interest rates			
Yield of Singapore Government Securities on	31 Mar 06	31 Mar 06	

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2007

5.4 Special Purpose Entity

The Trust's purpose is to purchase the Company's shares from the open market for delivery to the recipients upon vesting of the awards.

As at balance sheet date, the Trust held the following assets -

	Group		Company	
	2007 S$ Mil	2006 S$ Mil	2007 S$ Mil	2006 S$ Mil
Cash at bank	0.5	*	0.3	*
Cost of SingTel shares, net of vesting	42.4	38.1	25.6	22.9
	42.9	38.1	25.9	22.9

* Denotes amount less than S$50,000.

The details of SingTel shares held by the Trust were as follows -

	Number of shares		Amount	
Group	2007 '000	2006 '000	2007 S$ Mil	2006 S$ Mil
Balance as at 1 Apr	15,337	8,432	38.1	19.9
Purchase of SingTel shares	12,011	7,857	32.1	20.6
Cancellation upon capital reduction exercise by SingTel	(585)	-	(1.5)	-
Vesting of shares	(10,506)	(952)	(26.3)	(2.4)
Balance as at 31 Mar	16,257	15,337	42.4	38.1

Upon consolidation of the Trust in the consolidated financial statements, the weighted average cost of vested SingTel shares is taken to 'Capital Reserve - Performance Shares' whereas the weighted average cost of unvested shares is taken to 'Treasury Shares Held By Trust' within equity. See Note 2.4.

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2007

5.5 Other Operating Expense Items

	Group 2007 S$ Mil	Group 2006 S$ Mil
Operating expenses included the following -		
Auditors' remuneration		
- DT Singapore [1]	0.6	-
- DT Australia	0.8	-
- PwC Singapore [2]	-	0.7
- PwC Australia	-	0.9
- Other auditors	0.2	0.2
Non-audit fees paid to		
- DT Singapore [1]	*	-
- DT Australia	*	-
- PwC	1.4	1.6
- Other auditors	2.2	2.7
Bad trade receivables written off	0.1	0.3
Impairment of trade receivables	60.9	87.9
Inventory written off	2.2	3.6
(Writeback of provision) / Provision for liquidated damages and warranties	(7.2)	1.1
Research and development expenses written off	0.5	1.1
Operating lease payments for property and mobile base stations	260.3	256.0

* Denotes amount less than S$50,000

Notes:

(1) Deloitte & Touche ("DT") Singapore, auditors of the Group and Company for the financial year ended 31 March 2007.

(2) PricewaterhouseCoopers ("PwC") Singapore, auditors of the Group and Company for the financial year ended 31 March 2006.

The Audit Committee had undertaken a review of the non-audit services provided by the auditors and in the opinion of the Audit Committee, these services would not affect the independence of the auditors.

6. OTHER INCOME

	Group 2007 S$ Mil	Group 2006 S$ Mil
Net (loss) / gain on disposal of property, plant and equipment	(5.6)	29.7
Bad trade receivables recovered	8.8	8.4
Rental income	5.0	5.5
Net exchange gain - trade related	9.3	2.0
Debt recovered from an ex-venture partner	16.6	-
Others	82.8	66.0
	116.9	111.6

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2007

7. DEPRECIATION AND AMORTISATION

	Group	
	2007 S$ Mil	2006 S$ Mil
Depreciation of property, plant and equipment	1,800.1	1,943.5
Amortisation of intangible assets	56.7	51.1
Amortisation of sales and leaseback income	(2.2)	(17.9)
	1,854.6	1,976.7

8. EXCEPTIONAL ITEMS

	Group	
	2007 S$ Mil	2006 S$ Mil
Exceptional gains		
Gain on sale of property, plant and equipment	209.4	-
Gain on deconsolidation of subsidiaries (1)	-	617.7
Gain on sale / dilution of interest in associated and joint venture companies	5.8	158.7
Gain on sale of AFS investment to a related party (2)	-	58.7
Gain on sale of AFS investments	0.2	-
	215.4	835.1
Exceptional losses		
Impairment of property, plant and equipment and intangible assets	(19.3)	(9.0)
Provison for impairment of a joint venture company	(10.8)	-
Impairment of goodwill of subsidiaries	(0.2)	-
Impairment of AFS investments	(0.1)	(1.0)
Loss on deconsolidation of a subsidiary	-	(9.6)
	(30.4)	(19.6)
	185.0	815.5

Notes:

(1) The exceptional gain arose upon the deconsolidation of C2C Group and represented the excess of the losses recognised over the cost of the initial investment and other accounting adjustments.

(2) The gain included fair value gain of S$47.4 million transferred from 'Fair Value Reserve' within equity to income statement upon the sale of the AFS investment.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2007

9. SHARE OF RESULTS OF ASSOCIATED AND JOINT VENTURE COMPANIES

	Group	
	2007 S$ Mil	2006 S$ Mil
Share of ordinary results of		
- joint venture companies	2,029.4	1,607.0
- associated companies	42.8	41.0
	2,072.2	1,648.0
Share of exceptional items [1] of joint venture companies	0.6	1.0
Share of ordinary tax of		
- joint venture companies	(531.5)	(431.8)
- associated companies	(10.0)	(10.7)
	(541.5)	(442.5)
Share of tax on exceptional items of joint venture companies	6.4	-
	1,537.7	1,206.5

Note:

(1) Share of exceptional items comprised -		
Bond redemption costs	(18.8)	-
Write-back of equity losses previously recognised	15.9	-
Impairment of property, plant and equipment	-	(7.3)
Others	3.5	8.3
	0.6	1.0

10. INTEREST AND INVESTMENT INCOME

	Group	
	2007 S$ Mil	2006 S$ Mil
Interest income from		
- associated and joint venture companies	8.5	4.2
- others	98.7	102.2
	107.2	106.4
Gross dividends from investments	4.1	4.2
Other revenue	111.3	110.6
Exchange gain on short term loan to Optus, net of hedging	-	52.9
Net gain on sale of trading investments	1.2	-
Net exchange loss	(25.9)	(25.3)
Fair value gains / (losses) on trading investments	0.7	(1.5)
Others	-	0.3
	87.3	137.0

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2007

11. FINANCE COSTS

	Group	
	2007 S$ Mil	2006 S$ Mil
Interest expense		
- bonds	462.5	523.0
- bank loans	14.0	67.2
- others	10.1	13.9
	486.6	604.1
Less: Amounts capitalised in the balance sheet	(16.9)	(14.4)
	469.7	589.7
Effects of hedging using interest-rate swaps	(61.7)	(99.5)
Loss / (Gain) arising on derivatives not in a designated hedge accounting relationship	1.7	(1.5)
Unwinding of discount (including adjustments)	11.7	(2.0)
	421.4	486.7

As at 31 March 2007, the interest rate applicable to the capitalised borrowings was 7.5 per cent (2006: 7.0 per cent).

12. TAXATION

12.1 Tax Expense

	Group	
	2007 S$ Mil	2006 S$ Mil
Current income tax		
- Singapore	243.9	288.8
- Overseas	362.8	301.6
	606.7	590.4
Deferred income tax	(56.0)	16.5
Tax expense attributable to current year's profit	550.7	606.9
Recognition of deferred tax asset on other temporary differences [1]	(143.0)	(271.2)
Adjustments in respect of prior year -		
Current income tax		
- under provision	8.0	1.6
Deferred income tax		
- change in corporate tax rate	(37.5)	-
- (over) / under provision	(4.8)	0.7
	(42.3)	0.7
	373.4	338.0

Note:

(1) This relates to a deferred tax asset recognised on interest expenses arising from inter-company loans.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2007

The tax expense on the profits was different from the amount that would arise using the Singapore standard rate of income tax due to the following -

	Group 2007 S$ Mil	Group 2006 S$ Mil
Profit before tax	4,152.7	4,499.3
Less: Share of results of associated and joint venture companies	(1,537.7)	(1,206.5)
	2,615.0	3,292.8
Tax calculated at tax rate of 18 per cent (2006: 20 per cent)	470.7	658.6
Effects of -		
Different tax rates of other countries	192.8	205.0
Income not subject to tax	(136.8)	(278.2)
Expenses not deductible for tax purposes	35.9	25.5
Deferred tax asset not recognised	1.7	6.3
Deferred tax asset previously not recognised now recognised	-	(6.0)
Others	(13.6)	(4.3)
Tax expense attributable to current year's profits	550.7	606.9

12.2 Deferred Taxes

The movements of the deferred tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction) during the financial year were as follows -

Group - 2007 Deferred tax liabilities	Accelerated tax depreciation S$ Mil	Offshore interest and dividend not remitted S$ Mil	Others S$ Mil	Total S$ Mil
Balance as at 1 Apr 06	345.7	47.7	18.4	411.8
Credited to income statement	(60.2)	(2.5)	-	(62.7)
Transfer to current tax	-	-	(0.2)	(0.2)
Balance as at 31 Mar 07	285.5	45.2	18.2	348.9

Group - 2007 Deferred tax assets	Provisions S$ Mil	TWDV [1] in excess of NBV [2] of depreciable assets S$ Mil	Tax losses and unutilised capital allowances S$ Mil	Others S$ Mil	Total S$ Mil
Balance as at 1 Apr 06	(481.1)	(349.4)	(224.8)	(92.1)	(1,147.4)
Adjustment in respect of prior year	-	3.3	-	0.9	4.2
Credited to income statement	(134.8)	(6.7)	-	(37.1)	(178.6)
Taken to equity	-	-	-	7.3	7.3
Transfer from current tax	89.4	-	222.1	(16.3)	295.2
Translation differences	(28.3)	(19.9)	(6.3)	(7.4)	(61.9)
Balance as at 31 Mar 07	(554.8)	(372.7)	(9.0)	(144.7)	(1,081.2)

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2007

Group - 2006 Deferred tax liabilities	Accelerated tax depreciation S$ Mil	Offshore interest and dividend not remitted S$ Mil	Others S$ Mil	Total S$ Mil
Balance as at 1 Apr 05	393.3	47.6	19.9	460.8
(Credited) / Charged to income statement	(47.4)	0.1	(1.5)	(48.8)
Transfer to current tax	(0.2)	-	-	(0.2)
Balance as at 31 Mar 06	345.7	47.7	18.4	411.8

Group - 2006 Deferred tax assets	Provisions S$ Mil	TWDV [1] in excess of NBV [2] of depreciable assets S$ Mil	Tax losses and unutilised capital allowances S$ Mil	Others S$ Mil	Total S$ Mil
Balance as at 1 Apr 05	(297.8)	(396.0)	(482.4)	(82.6)	(1,258.8)
Acquisition of subsidiaries	(1.1)	-	(10.5)	4.7	(6.9)
(Credited) / Charged to income statement	(211.4)	10.9	(0.6)	(4.1)	(205.2)
Taken to equity	-	-	-	(13.6)	(13.6)
Transfer from current tax	-	-	241.9	-	241.9
Translation differences	29.2	35.7	26.8	3.5	95.2
Balance as at 31 Mar 06	(481.1)	(349.4)	(224.8)	(92.1)	(1,147.4)

Company - 2007 Deferred tax liabilities	Accelerated tax depreciation S$ Mil	Interest and investment income S$ Mil	Offshore interest and dividend not remitted S$ Mil	Total S$ Mil
Balance as at 1 Apr 06	265.9	0.1	45.4	311.4
Credited to income statement	(51.4)	-	(4.5)	(55.9)
Balance as at 31 Mar 07	214.5	0.1	40.9	255.5

Company - 2007 Deferred tax assets	Provisions S$ Mil	Deferred sales and leaseback income S$ Mil	Others S$ Mil	Total S$ Mil
Balance as at 1 Apr 06	(20.9)	(1.8)	(5.8)	(28.5)
Charged to income statement	3.1	0.4	0.8	4.3
Balance as at 31 Mar 07	(17.8)	(1.4)	(5.0)	(24.2)

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2007

Company - 2006 Deferred tax liabilities	Accelerated tax depreciation S$ Mil	Interest and investment income S$ Mil	Offshore interest and dividend not remitted S$ Mil	Total S$ Mil
Balance as at 1 Apr 05	304.0	0.1	45.4	349.5
Credited to income statement	(38.1)	-	-	(38.1)
Balance as at 31 Mar 06	265.9	0.1	45.4	311.4

Company - 2006 Deferred tax assets	Provisions S$ Mil	Deferred sales and leaseback income S$ Mil	Others S$ Mil	Total S$ Mil
Balance as at 1 Apr 05	(21.2)	(2.0)	(3.0)	(26.2)
Charged / (Credited) to income statement	0.3	0.2	(2.8)	(2.3)
Balance as at 31 Mar 06	(20.9)	(1.8)	(5.8)	(28.5)

Notes:

(1) TWDV – Tax written down value
(2) NBV – Net book value

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set-off current tax assets against current tax liabilities, and when deferred income taxes relate to the same fiscal authority.

The amounts, determined after appropriate offsetting, are shown in the balance sheets as follows -

	Group		Company	
	2007 S$ Mil	2006 S$ Mil	2007 S$ Mil	2006 S$ Mil
Deferred tax assets	(1,047.7)	(1,111.2)	-	-
Deferred tax liabilities	315.4	375.6	231.3	282.9
	(732.3)	(735.6)	231.3	282.9

Deferred tax assets are recognised to the extent that realisation of the related tax benefits through future taxable profits is probable.

As at 31 March 2007, the subsidiaries of the Group had estimated unutilised income tax losses of approximately S$107 million (2006: S$799 million), including S$30 million (2006: S$749 million) from the Optus Group, unutilised capital tax losses of S$23 million (2006: S$21 million) and unabsorbed capital allowances of approximately S$1.5 million (2006: S$1.4 million).

These unutilised income tax losses and unabsorbed capital allowances are available for set-off against future taxable profits, subject to the agreement of the relevant tax authorities and compliance with certain provisions of the income tax regulations of the respective countries in which the subsidiaries operate. The unutilised capital tax losses are available for set-off against future capital gains of a similar nature subject to compliance with certain statutory tests in Australia.

As at the balance sheet date, the potential tax benefits arising from the following items were not recognised in the financial statements due to uncertainty on their recoverability -

	Group		Company	
	2007 S$ Mil	2006 S$ Mil	2007 S$ Mil	2006 S$ Mil
Unutilised income tax losses and unabsorbed capital allowances	78.1	50.7	-	-
Unutilised capital tax losses	22.6	21.4	-	-

13. UNDERLYING NET PROFIT

	Group	
	2007 S$ Mil	2006 S$ Mil
Profit attributable to shareholders	3,778.8	4,163.3
Adjustments for -		
Exceptional items	(185.0)	(815.5)
Exceptional tax credit	(37.5)	-
Exchange gain on short term loan to Optus, net of hedging	-	(52.9)
	3,556.3	3,294.9

14. EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION ("EBITDA")

	Group	
	2007 S$ Mil	2006 S$ Mil
Profit before tax	4,152.7	4,499.3
Adjustments for -		
Depreciation and amortisation	1,854.6	1,976.7
Exceptional items	(185.0)	(815.5)
Interest and investment income	(87.3)	(137.0)
Finance costs	421.4	486.7
Share of taxes of associated and joint venture companies	535.1	442.5
EBITDA	6,691.5	6,452.7

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2007

15. EARNINGS PER SHARE

	Group 2007 '000	Group 2006 '000
Weighted average number of ordinary shares in issue for calculation of basic earnings per share [(1)]	16,254,808	16,666,584
Adjustment for dilutive effect of share options	17,506	29,033
Adjustment for dilutive effect of Share Plan 2004	63,056	33,911
Weighted average number of ordinary shares for calculation of diluted earnings per share	16,335,370	16,729,528

Note:

(1) Adjusted to exclude the number of performance shares held by the Trust.

'Basic earnings per share' is calculated by dividing the Group's profit attributable to shareholders by the weighted average number of ordinary shares in issue during the financial year.

For 'Diluted earnings per share', the weighted average number of ordinary shares in issue included the number of additional shares outstanding should the potential dilutive ordinary shares arising from the share options and performance shares granted by the Group have been issued. Adjustment is made to earnings for the dilutive effect arising from the associated and joint venture companies' dilutive shares.

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2007

16. RELATED PARTY TRANSACTIONS

Related parties consist of key management of the Group, subsidiaries of the ultimate holding company and associated and joint venture companies of the Group. In addition to the related party information disclosed elsewhere in the financial statements, the Group had the following significant transactions and balances with related parties -

	Group	
	2007 S$ Mil	2006 S$ Mil
Revenue		
Subsidiaries of ultimate holding company		
Telecommunications	90.1	107.8
Rental and maintenance	30.7	30.1
Information technology	4.6	4.1
Associated and joint venture companies		
Telecommunications	20.0	104.9
Capacity sales	-	9.0
Expenses		
Subsidiaries of ultimate holding company		
Telecommunications	38.3	33.1
Utilities	52.7	48.5
Associated and joint venture companies		
Telecommunications	63.7	61.1
Transmission capacity	35.4	60.4
Postal	11.6	16.7
Network terminations	-	66.2
Rental	4.1	4.8
Due from related parties	15.8	25.6
Due to related parties	3.7	5.2

All the above transactions were at normal commercial terms and conditions and market rates.

Please refer to Note 5.2 for information on key management personnel compensation.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2007

17. CASH AND CASH EQUIVALENTS

	Group		Company	
	2007 S$ Mil	2006 S$ Mil	2007 S$ Mil	2006 S$ Mil
Fixed deposits	1,142.8	2,493.8	148.5	595.5
Cash and bank balances	247.3	276.5	40.0	74.3
	1,390.1	2,770.3	188.5	669.8

The carrying amounts of the cash and cash equivalents approximate their fair values.

Cash and cash equivalents denominated in the non-functional currencies of the respective subsidiaries of the Group were as follows -

	Group		Company	
	2007 S$ Mil	2006 S$ Mil	2007 S$ Mil	2006 S$ Mil
USD	201.3	191.7	115.4	123.2
AUD	27.0	2.2	26.8	1.9
EUR	11.5	7.6	7.0	6.2
HKD	4.8	1.1	1.2	0.8

The maturities of the fixed deposits were as follows -

	Group		Company	
	2007 S$ Mil	2006 S$ Mil	2007 S$ Mil	2006 S$ Mil
Less than three months	1,141.3	2,492.1	148.5	595.5
Over three months	1.5	1.7	-	-
	1,142.8	2,493.8	148.5	595.5

The weighted average effective interest rates of the fixed deposits of the Group and Company at the end of the financial year were 3.3 per cent (2006: 3.3 per cent) and 5.3 per cent (2006: 3.5 per cent) respectively.

The exposure of cash and cash equivalents to interest rate risks is disclosed in Note 38.3.

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2007

18. TRADE AND OTHER RECEIVABLES

	Group 2007 S$ Mil	Group 2006 S$ Mil	Company 2007 S$ Mil	Company 2006 S$ Mil
Trade receivables	2,185.7	1,900.8	496.7	416.6
Less: Allowance for impairment of trade receivables	(272.6)	(299.5)	(102.5)	(106.3)
	1,913.1	1,601.3	394.2	310.3
Other receivables	118.3	113.2	15.4	9.7
Less: Allowance for impairment of other receivables	-	(21.6)	-	-
	118.3	91.6	15.4	9.7
Loans to subsidiaries	-	-	104.0	316.5
Less: Allowance for impairment of loans due	-	-	(30.2)	(30.2)
	-	-	73.8	286.3
Amount due from subsidiaries				
- trade	-	-	109.3	122.1
- non-trade	-	-	867.8	314.4
Less: Allowance for impairment of amount due	-	-	(110.6)	(109.7)
	-	-	866.5	326.8
Amount due from associated and joint venture companies				
- trade	9.4	8.7	2.4	2.7
- non-trade	72.5	82.7	-	-
	81.9	91.4	2.4	2.7
Loans to associated and joint venture companies	29.6	31.1	7.4	19.3
Interest receivable	118.5	130.3	89.2	95.0
Prepayments	171.8	123.7	25.4	7.6
Staff loans	1.0	1.1	0.2	0.3
Others	13.9	7.8	2.6	0.1
	2,448.1	2,078.3	1,477.1	1,058.1

As at 31 March 2007, the loans to subsidiaries were unsecured, interest-free and repayable on demand. As at 31 March 2006, the loans to subsidiaries included S$3.6 million which was interest bearing at an effective interest rate of 4.4 per cent per annum.

As at 31 March 2006, the non-trade amount due from subsidiaries included S$61.3 million which bears interest at 0.5 per cent above 1 month Swap Offer Rate and had an effective interest rate of 4.1 per cent.

Except as disclosed above, the non-trade balances with subsidiaries, associated and joint venture companies were unsecured, interest-free and repayable on demand.

The loans to associated and joint venture companies were unsecured, interest-free and repayable on demand.

In respect of the Company's action against StarHub Cable Vision Ltd for breach of the Network Lease Agreement dated 16 June 1995 between the parties, the Court of Appeal has ordered judgment on liability in favour of the Company and for damages to be assessed. As at 31 March 2007, the assessment of damages hearing has not taken place, hence no amount has been accrued in the financial statements.

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2007

19. TRADING INVESTMENTS

Trading investments comprised the following -

	Group 2007 S$ Mil	Group 2006 S$ Mil
Quoted interest bearing securities		
SGD denominated Credit Linked Notes	299.8	649.2
SGD denominated Corporate Bonds and Notes	40.4	203.2
SGD denominated Government Securities	-	5.3
Quoted equity securities		
Hong Kong	0.7	0.7
Singapore	-	0.6
Quoted other investments		
USD denominated Investment Funds	0.6	1.3
	341.5	860.3

The effective interest rates at the balance sheet date were as follows -

	Group 2007 %	Group 2006 %
Quoted interest bearing securities		
Variable rate ranging from 3.1% to 3.7% (2006: 2.1% to 3.7%) maturing in less than 1 year	3.4	3.0
Variable rate maturing between 1 and 5 years (2006: 3.4% to 3.7%)	-	3.6
Fixed rate maturing in less than 1 year (2006: 2.0% to 5.6%)	2.6	3.1
Fixed rate maturing between 1 and 5 years (2006: 2.6% to 5.6%)	5.1	4.3

20. INVENTORIES

	Group 2007 S$ Mil	Group 2006 S$ Mil	Company 2007 S$ Mil	Company 2006 S$ Mil
Equipment held for resale	85.1	73.9	0.1	0.1
Maintenance and capital works' inventories	7.3	48.0	6.2	7.4
Work-in-progress	1.0	64.4	-	-
	93.4	186.3	6.3	7.5

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2007

21. PROPERTY, PLANT AND EQUIPMENT

Group - 2007	Freehold land S$ Mil	Leasehold land S$ Mil	Buildings S$ Mil	Transmission plant and equipment S$ Mil	Switching equipment S$ Mil	Other plant and equipment S$ Mil	Capital work-in-progress S$ Mil	Total S$ Mil
Cost								
Balance as at 1 Apr 06	18.2	342.1	651.9	11,124.8	2,755.9	3,474.6	811.4	19,178.9
Additions (net of rebates)	-	-	25.2	323.2	69.9	103.8	1,209.5	1,731.6
Disposals / Write-offs	-	(104.7)	(46.3)	(323.1)	(58.0)	(130.8)	-	(662.9)
Reclassifications / Adjustments	-	-	5.7	987.7	85.2	258.7	(1,168.4)	148.9
Translation differences	1.0	(1.2)	7.6	444.0	62.5	129.5	38.7	682.1
Balance as at 31 Mar 07	19.2	236.2	644.1	12,556.6	2,895.5	3,835.8	891.2	21,078.6
Accumulated depreciation								
Balance as at 1 Apr 06	-	48.2	224.5	5,091.0	1,755.3	2,537.0	-	9,656.0
Depreciation charge for the year	-	4.5	13.9	1,139.4	225.5	416.8	-	1,800.1
Disposals / Write-offs	-	(13.3)	(16.1)	(309.1)	(60.6)	(123.4)	-	(522.5)
Reclassifications / Adjustments	-	-	(1.5)	73.6	5.7	(9.3)	-	68.5
Translation differences	-	(0.3)	2.0	183.3	27.5	96.4	-	308.9
Balance as at 31 Mar 07	-	39.1	222.8	6,178.2	1,953.4	2,917.5	-	11,311.0
Accumulated Impairment								
Balance as at 1 Apr 06	-	8.0	35.4	4.3	2.3	8.2	-	58.2
Disposals	-	(6.0)	(28.3)	(0.3)	(1.2)	(3.6)	-	(39.4)
Impairment charge for the year	-	-	0.2	2.6	0.5	16.0	-	19.3
Translation differences	-	-	-	-	(0.1)	-	-	(0.1)
Balance as at 31 Mar 07	-	2.0	7.3	6.6	1.5	20.6	-	38.0
Net Book Value as at 31 Mar 07	19.2	195.1	414.0	6,371.8	940.6	897.7	891.2	9,729.6

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2007

Group - 2006	Freehold land S$ Mil	Leasehold land S$ Mil	Buildings S$ Mil	Transmission plant and equipment S$ Mil	Switching equipment S$ Mil	Other plant and equipment S$ Mil	Capital work-in-progress S$ Mil	Total S$ Mil
Cost								
Balance as at 1 Apr 05	21.7	385.2	677.3	13,674.9	2,773.7	3,360.8	768.1	21,661.7
Additions (net of rebates)	-	-	-	165.1	53.1	41.9	1,498.4	1,758.5
Disposals / Write-offs	(1.7)	(42.8)	(25.1)	(102.7)	(43.0)	(67.6)	-	(282.9)
Acquisition of subsidiaries	-	-	-	-	-	15.6	-	15.6
Deconsolidation of subsidiaries	-	-	-	(2,796.3)	-	(39.0)	-	(2,835.3)
Reclassifications / Adjustments	-	-	12.2	906.1	88.3	384.1	(1,386.1)	4.6
Translation differences	(1.8)	(0.3)	(12.5)	(722.3)	(116.2)	(221.2)	(69.0)	(1,143.3)
Balance as at 31 Mar 06	18.2	342.1	651.9	11,124.8	2,755.9	3,474.6	811.4	19,178.9
Accumulated depreciation								
Balance as at 1 Apr 05	-	49.9	219.5	4,848.5	1,554.8	2,243.1	-	8,915.8
Depreciation charge for the year	-	4.2	20.5	1,124.7	274.4	519.7	-	1,943.5
Disposals / Write-offs	-	(5.8)	(10.2)	(89.2)	(39.5)	(66.7)	-	(211.4)
Deconsolidation of subsidiaries	-	-	-	(510.3)	-	(12.0)	-	(522.3)
Reclassifications / Adjustments	-	-	(1.8)	(7.4)	14.5	9.1	-	14.4
Translation differences	-	(0.1)	(3.5)	(275.3)	(48.9)	(156.2)	-	(484.0)
Balance as at 31 Mar 06	-	48.2	224.5	5,091.0	1,755.3	2,537.0	-	9,656.0
Accumulated impairment								
Balance as at 1 Apr 05	-	8.0	41.4	1,027.1	1.3	4.6	-	1,082.4
Disposals	-	-	(6.2)	(8.6)	(0.1)	(0.3)	-	(15.2)
Deconsolidation of subsidiaries	-	-	-	(1,024.8)	-	-	-	(1,024.8)
Impairment charge for the year	-	-	0.2	3.4	1.2	3.9	-	8.7
Translation differences	-	-	-	7.2	(0.1)	-	-	7.1
Balance as at 31 Mar 06	-	8.0	35.4	4.3	2.3	8.2	-	58.2
Net Book Value as at 31 Mar 06	18.2	285.9	392.0	6,029.5	998.3	929.4	811.4	9,464.7

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2007

Company - 2007	Freehold land S$ Mil	Leasehold land S$ Mil	Buildings S$ Mil	Transmission plant and equipment S$ Mil	Switching equipment S$ Mil	Other plant and equipment S$ Mil	Capital work-in-progress S$ Mil	Total S$ Mil
Cost								
Balance as at 1 Apr 06	0.4	325.2	463.2	2,930.5	1,057.5	919.1	69.9	5,765.8
Additions (net of rebates)	-	-	4.8	50.0	30.0	62.1	53.2	200.1
Disposals / Write-offs	-	(104.7)	(46.3)	(309.0)	(34.3)	(84.5)	-	(578.8)
Balance as at 31 Mar 07	0.4	220.5	421.7	2,671.5	1,053.2	896.7	123.1	5,387.1
Accumulated depreciation								
Balance as at 1 Apr 06	-	44.5	167.6	1,758.2	848.9	690.4	-	3,509.6
Depreciation charge for the year	-	2.8	11.2	178.3	75.5	73.1	-	340.9
Disposals / Write-offs	-	(13.3)	(16.1)	(304.4)	(33.9)	(80.8)	-	(448.5)
Balance as at 31 Mar 07	-	34.0	162.7	1,632.1	890.5	682.7	-	3,402.0
Accumulated impairment								
Balance as at 1 Apr 06	-	8.0	35.2	1.1	-	3.2	-	47.5
Impairment charge for the year	-	-	0.3	2.6	0.5	-	-	3.4
Disposals	-	(6.0)	(28.3)	(0.4)	-	(2.0)	-	(36.7)
Balance as at 31 Mar 07	-	2.0	7.2	3.3	0.5	1.2	-	14.2
Net Book Value as at 31 Mar 07	0.4	184.5	251.8	1,036.1	162.2	212.8	123.1	1,970.9

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2007

Company - 2006	Freehold land S$ Mil	Leasehold land S$ Mil	Buildings S$ Mil	Transmission plant and equipment S$ Mil	Switching equipment S$ Mil	Other plant and equipment S$ Mil	Capital work-in-progress S$ Mil	Total S$ Mil
Cost								
Balance as at 1 Apr 05	2.1	368.0	488.8	2,839.1	1,059.8	914.1	72.8	5,744.7
Additions (net of rebates)	-	-	-	133.8	16.7	25.1	56.3	231.9
Disposals / Write-offs	(1.7)	(42.8)	(25.0)	(72.9)	(33.0)	(34.5)	-	(209.9)
Reclassifications / Adjustments	-	-	(0.6)	30.5	14.0	14.4	(59.2)	(0.9)
Balance as at 31 Mar 06	0.4	325.2	463.2	2,930.5	1,057.5	919.1	69.9	5,765.8
Accumulated depreciation								
Balance as at 1 Apr 05	-	46.8	168.4	1,621.9	796.0	646.8	-	3,279.9
Depreciation charge for the year	-	3.5	11.2	195.8	83.4	75.7	-	369.6
Disposals / Write-offs	-	(5.8)	(10.2)	(59.5)	(30.5)	(33.9)	-	(139.9)
Reclassifications / Adjustments	-	-	(1.8)	-	-	1.8	-	-
Balance as at 31 Mar 06	-	44.5	167.6	1,758.2	848.9	690.4	-	3,509.6
Accumulated impairment								
Balance as at 1 Apr 05	-	8.0	41.4	9.7	-	3.5	-	62.6
Disposals	-	-	(6.2)	(8.6)	-	(0.3)	-	(15.1)
Balance as at 31 Mar 06	-	8.0	35.2	1.1	-	3.2	-	47.5
Net Book Value as at 31 Mar 06	0.4	272.7	260.4	1,171.2	208.6	225.5	69.9	2,208.7

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2007

Property, plant and equipment included the following -

	Group		Company	
	2007 S$ Mil	2006 S$ Mil	2007 S$ Mil	2006 S$ Mil
Net book value of property, plant and equipment				
- Sold and leased back	47.4	92.9	23.4	41.8
- Held for generating operating lease income	14.5	17.2	-	-
Interest charges capitalised during the year	16.9	14.4	-	-
Staff costs capitalised during the year	121.6	132.1	9.5	9.6

In the current financial year, an impairment charge of S$19.3 million (2006: S$8.7 million) was made on certain property, plant and equipment to bring their carrying values to their recoverable values.

22. INTANGIBLE ASSETS

	Group		Company	
	2007 S$ Mil	2006 S$ Mil	2007 S$ Mil	2006 S$ Mil
Goodwill on consolidation	9,563.5	9,553.2	-	-
Telecommunications and spectrum licences	512.3	509.3	3.3	3.6
Customer relationships and others	15.6	53.1	-	-
	10,091.4	10,115.6	3.3	3.6

22.1 Goodwill on Consolidation

	Group	
	2007 S$ Mil	2006 S$ Mil
Balance as at 1 Apr	9,553.2	9,514.6
Goodwill arising from acquisition of subsidiaries	-	64.8
Adjustment to goodwill recorded in prior years	0.9	(10.0)
Impairment of goodwill	(0.2)	-
Translation adjustments	9.6	(16.2)
Balance as at 31 Mar	9,563.5	9,553.2
Cost	9,563.7	9,553.2
Accumulated impairment	(0.2)	-
Net book value as at 31 Mar	9,563.5	9,553.2

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2007

22.1.1 Impairment testing of goodwill

The carrying values of the Group's goodwill on acquisition of subsidiaries and a joint venture company as at 31 March 2007 were assessed for impairment during the financial year.

Goodwill is allocated for impairment testing purposes to the individual entity which is also the CGU. The fixed, mobile, cable and broadband networks of Optus Group are integrated operationally and accordingly, Optus as a group is a CGU for the purpose of impairment tests for goodwill.

Group	As at 31 Mar 07 S$ Mil	As at 31 Mar 06 S$ Mil	Terminal growth rate [2] 2007	Terminal growth rate [2] 2006	Pre-tax discount rate 2007	Pre-tax discount rate 2006
Carrying value of goodwill						
Subsidiaries						
Unquoted shares in Optus Group	9,563.5	9,553.2	4.0%	4.0%	11.7%	11.0%
Joint venture company						
Unquoted shares in PBTL [1]	119.3	128.3	6.5%	7.9%	17.4%	20.2%

Notes:

(1) PBTL denotes 'Pacific Bangladesh Telecom Limited'.
(2) Weighted average growth rate used to extrapolate cash flows beyond the terminal year.

The recoverable values of cash generating units including goodwill are determined based on value-in-use calculations.

The value-in-use calculations apply a discounted cash flow model using cash flow projections based on financial budgets and forecasts approved by management. Management have considered and determined the factors applied in these financial budgets. Cash flows beyond the terminal year are extrapolated using the estimated growth rates stated in the table above.

The terminal growth rates used do not exceed the long term average growth rates of the respective industry and country in which the entity operates and are consistent with forecasts included in industry reports. The discount rates applied to the cash flow projections are derived from the cost of capital plus a reasonable risk premium at the date of the assessment of the respective cash generating units.

If a pre-tax discount rate of 13.0 per cent (2006: 12.3 per cent) is applied to the cash flow projections of Optus Group, the recoverable amount of Optus' goodwill will be equal to the carrying value, assuming the other variables remain unchanged.

No impairment loss was required for the carrying amount of goodwill assessed as at 31 March 2007 and 2006 as their recoverable values were in excess of their carrying values.

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2007

22.2 Telecommunications and Spectrum Licences

	Group		Company	
	2007 S$ Mil	2006 S$ Mil	2007 S$ Mil	2006 S$ Mil
Balance as at 1 Apr	509.3	574.8	3.6	4.0
Additions	39.8	10.9	-	-
Impairment charge for the year	-	(0.3)	-	-
Amortisation for the year	(54.7)	(34.0)	(0.3)	(0.4)
Reclassification	(4.7)	-	-	-
Translation difference	22.6	(42.1)	-	-
Balance as at 31 Mar	512.3	509.3	3.3	3.6
Cost	758.2	691.5	8.4	8.4
Accumulated amortisation	(245.6)	(181.9)	(5.1)	(4.8)
Accumulated impairment	(0.3)	(0.3)	-	-
	512.3	509.3	3.3	3.6

22.3 Customer Relationships and Others

	Group	
	2007 S$ Mil	2006 S$ Mil
Balance as at 1 Apr	53.1	22.9
Additions	-	49.0
Amortisation for the year	(2.0)	(13.9)
Reclassification to 'Prepayments'	(37.5)	-
Translation difference	2.0	(4.9)
Balance as at 31 Mar	15.6	53.1
Cost	21.5	69.6
Accumulated amortisation	(5.9)	(16.5)
	15.6	53.1

23. SUBSIDIARIES

	Company	
	2007 S$ Mil	2006 S$ Mil
Unquoted equity shares, at cost	15,390.3	15,390.3
Shareholders' advances	3,515.6	3,515.6
Deemed investment in a subsidiary	10.7	-
	18,916.6	18,905.9
Less: Allowance for impairment losses	(597.6)	(513.7)
	18,319.0	18,392.2

The advances given to subsidiaries were unsecured with settlement neither planned nor likely to occur in the foreseeable future. The effective interest rate at the balance sheet date was 0.9 per cent (2006: 0.9 per cent) per annum.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2007

The deemed investment in a subsidiary resulted from a financial guarantee given by the Company for a S$650 million loan facility entered into by the subsidiary.

The details of subsidiaries are set out in Note 46.

24. ASSOCIATED COMPANIES

	Group		Company	
	2007 S$ Mil	2006 S$ Mil	2007 S$ Mil	2006 S$ Mil
Quoted equity shares, at cost	74.3	74.3	24.7	24.7
Unquoted equity shares, at cost	141.6	141.6	-	-
Shareholder's loan (unsecured)	1.7	1.7	-	-
	217.6	217.6	24.7	24.7
Goodwill on consolidation adjusted against shareholders' equity	(28.3)	(28.3)	-	-
Share of post acquisition reserves (net of dividends and accumulated amortisation of goodwill)	(51.8)	(58.5)	-	-
Translation differences	(11.9)	(5.9)	-	-
	(92.0)	(92.7)	-	-
Less: Allowance for impairment losses	(31.7)	(31.7)	-	-
	93.9	93.2	24.7	24.7

As at 31 March 2007, the market values of the quoted equity shares in associated companies held by the Group and Company were S$556.5 million (2006: S$601.2 million) and S$548.3 million (2006: S$592.8 million) respectively.

The unsecured shareholder's loan to an associated company formed part of the Group's net investment in associated companies where settlement is neither planned nor likely to occur in the foreseeable future. Interest at 1 per cent above the Hong Kong prime rate was chargeable on the loan up to 12 April 2004 only. The loan is convertible into shares in the associated company.

The details of associated companies are set out in Note 46.

As at 31 March 2007, the Group's proportionate interest in the capital commitments of the associated companies was S$0.8 million (2006: S$0.5 million).

The summarised financial information of associated companies were as follows -

	Group	
	2007 S$ Mil	2006 S$ Mil
Operating revenue	607.8	556.8
Net profit after tax	115.4	81.4
Total assets	2,140.2	2,217.6
Total liabilities	(1,124.9)	(1,208.8)

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2007

25. JOINT VENTURE COMPANIES

	Group		Company	
	2007 S$ Mil	2006 S$ Mil	2007 S$ Mil	2006 S$ Mil
Quoted equity shares, at cost	2,248.0	2,248.0	-	-
Unquoted equity shares, at cost	3,710.5	3,820.3	56.1	56.1
	5,958.5	6,068.3	56.1	56.1
Goodwill on consolidation adjusted against shareholders' equity	(1,225.9)	(1,225.9)	-	-
Share of post acquisition reserves (net of dividends and accumulated amortisation of goodwill)	2,785.8	1,973.1	-	-
Translation differences	(394.2)	(296.2)	-	-
	1,165.7	451.0	-	-
Less: Allowance for impairment losses	(46.7)	(46.7)	(7.0)	-
	7,077.5	6,472.6	49.1	56.1

As at 31 March 2007, the market value of the quoted equity shares in joint venture companies held by the Group was S$11.97 billion (2006: S$8.73 billion).

The Group's investments in joint venture companies included the following amounts of goodwill in respect of acquisitions made since 1 April 2001 -

	Group	
	2007 S$ Mil	2006 S$ Mil
Net book value as at 1 Apr	2,251.6	1,801.9
Goodwill on acquisition of joint venture companies	-	491.7
Adjustment to goodwill recorded in prior year	58.6	-
Goodwill released on disposal / dilution of joint venture companies	(1.0)	(5.6)
Translation differences	(18.9)	(36.4)
Net book value as at 31 Mar	2,290.3	2,251.6

The details of joint venture companies are set out in Note 46.

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2007

The Group's share of certain items in the income statements and balance sheets of the joint venture companies were as follows -

	Group	
	2007 S$ Mil	2006 S$ Mil
Operating revenue	5,083.3	4,077.1
Operating expenses	(2,255.9)	(1,772.8)
Net profit before tax	2,030.0	1,608.0
Net profit after tax	1,504.9	1,176.2
Non-current assets	7,729.6	6,546.5
Current assets	1,579.6	1,254.4
Current liabilities	(2,454.8)	(2,143.8)
Non-current liabilities	(2,056.8)	(1,376.1)
Net assets	4,797.6	4,281.0

As at 31 March 2007, the Group's proportionate interest in the capital commitments of joint venture companies was S$1.35 billion (2006: S$922.4 million).

Optus holds a 31.25 per cent (2006: 31.25 per cent) interest in an unincorporated joint venture to construct and maintain an optical fibre submarine cable between Western Australia and Indonesia.

In addition, Optus entered into an unincorporated joint venture to share 3G network sites and radio infrastructure across Australia whereby it holds an interest of 50.0 per cent in the assets, has access to 50 per cent of the capacity and shares the cost of building and operating the network.

The Group's property, plant and equipment included the Group's interest in the property, plant and equipment employed in the unincorporated joint ventures of S$140.0 million (2006: S$62.2 million).

26. AVAILABLE-FOR-SALE (AFS) INVESTMENTS

	Group		Company	
	2007 S$ Mil	2006 S$ Mil	2007 S$ Mil	2006 S$ Mil
Balance as at 1 Apr	51.7	119.8	43.3	57.2
Additions	1.2	2.5	-	-
Disposals	(11.5)	(14.2)	(10.0)	(5.0)
Impairment charge for the year	(0.1)	(1.2)	-	-
Translation difference	-	(0.1)	-	-
Fair value gains transferred to income statement on sale	(0.5)	(47.4)	(0.5)	-
Net fair value gains / (losses) taken to equity	1.6	(7.7)	0.5	(8.9)
Balance as at 31 Mar	42.4	51.7	33.3	43.3

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2007

AFS investments included the following -

Group	2007 S$ Mil	2006 S$ Mil
Quoted		
Equity securities - Thailand	12.9	11.6
Equity securities - Singapore and United States	11.1	12.3
SGD denominated government securities	-	10.5
	24.0	34.4
Unquoted		
Equity securities - Singapore and United States	14.6	14.2
Others	3.8	3.1
	18.4	17.3
	42.4	51.7

Company	2007 S$ Mil	2006 S$ Mil
Quoted		
Equity securities - Thailand	12.9	11.6
Equity securities - Singapore and United States	11.1	12.3
SGD denominated government securities	-	10.5
	24.0	34.4
Unquoted		
Equity securities - Singapore	9.3	8.9
	33.3	43.3

As at 31 March 2006, the effective interest rate of the quoted interest bearing securities in the Group and Company was 5.7 per cent.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2007

27. DERIVATIVE FINANCIAL INSTRUMENTS

	Group		Company	
	2007 S$ Mil	2006 S$ Mil	2007 S$ Mil	2006 S$ Mil
Balance as at 1 Apr				
- as previously reported	(369.5)	(383.3)	(301.0)	(144.5)
- effects of adopting FRS 39	-	172.2	-	54.8
- as restated	(369.5)	(211.1)	(301.0)	(89.7)
Fair value (losses)/ gains				
- included in income statement	(250.6)	(298.3)	(245.1)	(296.9)
- included in 'Hedging Reserve'	(298.8)	94.9	(91.4)	85.6
- included in 'Currency Translation Reserve'	-	36.5	-	-
Settlement of swap for bonds repaid	88.1	-	88.1	-
Deconsolidation of subsidiaries	-	0.3	-	-
Translation differences	(4.0)	8.2	-	-
Balance as at 31 Mar	(834.8)	(369.5)	(549.4)	(301.0)
Disclosed as -				
Non-current asset	191.6	239.2	191.6	239.2
Current asset	-	69.8	-	6.6
Non-current liability	(1,008.6)	(605.7)	(736.0)	(474.0)
Current liability	(17.8)	(72.8)	(5.0)	(72.8)
	(834.8)	(369.5)	(549.4)	(301.0)

27.1 Fair Values

The fair value of the currency and interest rate swap contracts were adjusted for accrued interest of S$16.9 million (2006: S$26.2 million). The accrued interest is separately disclosed in Note 18 and Note 29.

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2007

The fair value adjustments of the derivative financial instruments were as follows –

2007	Group Fair value adjustments Assets S$ Mil	Group Fair value adjustments Liabilities S$ Mil	Company Fair value adjustments Assets S$ Mil	Company Fair value adjustments Liabilities S$ Mil
Fair value hedges				
Interest rate swaps	63.6	-	63.6	-
Cross currency swaps	-	1.9	-	1.9
Cash flow hedges				
Cross currency swaps	164.2	1,000.2	199.8	726.6
Interest rate swaps	(36.2)	6.5	(26.8)	7.5
Forward foreign exchange	-	14.1	-	5.0
Derivatives that do not qualify for hedge accounting				
Cross currency swaps	-	-	(35.6)	-
Interest rate swaps	-	-	(9.4)	-
Forward foreign exchange	-	2.9	-	-
Foreign currency options	-	0.8	-	-
	191.6	1,026.4	191.6	741.0
Disclosed as -				
Current	-	17.8	-	5.0
Non-current	191.6	1,008.6	191.6	736.0
	191.6	1,026.4	191.6	741.0

2006	Group Fair value adjustments Assets S$ Mil	Group Fair value adjustments Liabilities S$ Mil	Company Fair value adjustments Assets S$ Mil	Company Fair value adjustments Liabilities S$ Mil
Fair value hedges				
Cross currency swaps	65.1	16.4	65.1	16.4
Cash flow hedges				
Cross currency swaps	220.4	621.7	160.0	504.1
Interest rate swaps	19.4	40.4	23.1	26.3
Forward foreign exchange	4.6	-	-	-
Net investment hedges				
Cross currency swaps	(46.4)	-	-	-
Interest rate swaps	44.0	-	-	-
Derivatives that do not qualify for hedge accounting				
Forward foreign exchange	1.1	-	-	-
Cross currency swaps	-	-	(46.4)	-
Interest rate swaps	-	-	44.0	-
Foreign currency options	0.8	-	-	-
	309.0	678.5	245.8	546.8
Disclosed as -				
Current	69.8	72.8	6.6	72.8
Non-current	239.2	605.7	239.2	474.0
	309.0	678.5	245.8	546.8

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2007

The cash flow hedges are designated for foreign currency commitments and interest and principal repayment of the foreign currency denominated bonds.

The forecasted transactions for the foreign currency commitments are expected to occur in the financial year ending 31 March 2008 while the forecasted transactions for the interest and principal repayment of the foreign currency denominated bonds will occur as disclosed in Note 31 and Note 38.3 respectively.

As at 31 March 2007, the details of the outstanding derivative financial instruments were as follows -

	Group		Company	
	2007	2006	2007	2006
Interest rate swaps				
Notional principal (S$ million equivalent)	4,491.5	5,753.9	3,906.6	4,852.7
Fixed interest rates	2.7% to 6.6%	1.9% to 6.8%	2.7% to 3.9%	1.9% to 3.9%
Floating interest rates	5.1% to 6.7%	3.8% to 5.9%	5.1% to 6.7%	3.8% to 5.9%
Currency swaps				
Notional principal (S$ million equivalent)	5,782.6	7,183.1	4,346.2	5,083.7
Fixed interest rates	3.9% to 7.9%	3.9% to 7.9%	3.9% to 5.2%	3.9% to 5.2%
Floating interest rates	4.8% to 7.9%	4.4% to 7.2%	4.8% to 5.5%	4.4% to 5.2%
Forward foreign exchange				
Notional principal (S$ million equivalent)	659.0	184.2	169.7	-
Foreign currency options				
Notional principal (S$ million equivalent)	10.0	32.9	-	-

The interest rate swaps entered into by the Group are re-priced at intervals ranging from three-monthly to six-monthly periods. The interest rate swaps entered by the Company are re-priced every six months.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2007

28. OTHER NON-CURRENT RECEIVABLES

	Group		Company	
	2007 S$ Mil	2006 S$ Mil	2007 S$ Mil	2006 S$ Mil
Prepayments	82.4	63.6	16.6	18.1
Staff loans	0.4	0.6	0.3	0.5
Other receivables	17.3	28.8	-	7.6
	100.1	93.0	16.9	26.2

Staff loans, made under an approved staff loan scheme, are repayable with interest in equal installments over periods of up to eight years with an average interest rate of 5.5 per cent (2006: 5.5 per cent) per annum.

29. TRADE AND OTHER PAYABLES

	Group		Company	
	2007 S$ Mil	2006 S$ Mil	2007 S$ Mil	2006 S$ Mil
Trade payables	1,766.6	1,696.2	423.5	364.7
Advance billings	500.3	438.3	111.8	109.5
Accruals	455.7	383.6	73.5	63.5
Interest payable	202.1	198.5	158.1	160.6
Due to subsidiaries				
- trade	-	-	28.7	27.2
- non-trade	-	-	4,005.7	996.7
	-	-	4,034.4	1,023.9
Due to associated and joint venture companies				
- trade	52.0	17.5	49.4	10.1
- non-trade	28.3	27.3	28.2	27.3
	80.3	44.8	77.6	37.4
Deferred compensation income (see **Note 33**)	-	337.0	-	337.0
Financial guarantee contracts (see **Note 33**)	-	-	3.6	-
	-	337.0	3.6	337.0
Deferred income	2.2	2.1	2.2	2.1
Customers' deposits	21.7	20.5	13.4	12.8
Other payables	77.1	62.0	56.0	63.0
	3,106.0	3,183.0	4,954.1	2,174.5

The amounts due to subsidiaries were repayable on demand and interest-free.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2007

30. PROVISION

The provision relates to provision for liquidated damages and warranties. The movements were as follows -

	Group	
	2007 S$ Mil	2006 S$ Mil
Balance as at 1 Apr	18.5	17.6
(Writeback of provision) / Provision	(7.2)	1.1
Amount written off against provision	(0.1)	(0.2)
Balance as at 31 Mar	11.2	18.5

31. BORROWINGS (UNSECURED)

	Group		Company	
	2007 S$ Mil	2006 S$ Mil	2007 S$ Mil	2006 S$ Mil
Current				
Bonds	11.1	1,375.3	-	564.3
Bank loans	185.1	117.5	-	-
Bank overdraft	0.1	-	-	-
	196.3	1,492.8	-	564.3
Non-current				
Bonds	5,621.2	5,901.7	4,397.0	4,580.7
Bank loans	650.0	-	-	-
Other loan	-	5.5	-	-
	6,271.2	5,907.2	4,397.0	4,580.7
Total unsecured borrowings	6,467.5	7,400.0	4,397.0	5,145.0

31.1 Bonds

Principal amount	Maturity	Fixed interest rate %	Group 2007 S$ Mil	Group 2006 S$ Mil	Company 2007 S$ Mil	Company 2006 S$ Mil
US$349.5 million [1]	2006	5.88	-	564.3	-	564.3
US$350 million	2008	6.25	528.9	561.9	528.9	561.9
US$345 million [2]	2009	8.13	542.5	584.4	-	-
US$393.8 million [2]	2010	8.00	636.1	682.3	-	-
US$1,350 million [3]	2011	6.38	2,081.2	2,194.2	2,081.2	2,194.2
US$500 million [3]	2031	7.38	753.9	794.0	753.9	794.0
€400 million [1] [2]	2007	6.00	-	801.9	-	-
€500 million [3]	2011	6.00	1,033.0	1,030.6	1,033.0	1,030.6
A$62.6 million	2011	6.82	56.7	63.4	-	-
			5,632.3	7,277.0	4,397.0	5,145.0
Classified as -						
Current			11.1	1,375.3	-	564.3
Non-current			5,621.2	5,901.7	4,397.0	4,580.7
			5,632.3	7,277.0	4,397.0	5,145.0

<u>Notes</u>:

(1) The bonds were fully redeemed during the financial year.
(2) The bonds, issued by Optus Group, are subject to a negative pledge that limits the amount of secured indebtedness of certain subsidiaries of Optus.
(3) The bonds are listed on Singapore Exchange and Luxembourg Stock Exchange.

31.2 Bank Loans

	Group 2007 S$ Mil	Group 2006 S$ Mil
Current	185.1	117.5
Non-current	650.0	-
	835.1	117.5

As at 31 March 2007, A$150.0 million had been drawn down under a Revolving Syndicated Loan Facility of A$700.0 million which matures in March 2009, and S$650.0 million had been fully drawn down under a Syndicated Loan Facility which matures in September 2009.

As at 31 March 2006, A$100.0 million had been drawn down under a Syndicated Loan Facility of A$300.0 million which matured in May 2006.

31.3 Other Loan

This loan, which relates to an interest bearing deposit from a customer, was repaid during the financial year.

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2007

31.4 Maturity
The maturity periods of the non-current unsecured borrowings at balance sheet dates were as follows -

	Group		Company	
	2007 S$ Mil	2006 S$ Mil	2007 S$ Mil	2006 S$ Mil
Between one and two years	1,721.4	573.0	528.9	561.9
Between two and five years	3,795.9	4,534.7	3,114.2	-
Over five years	753.9	799.5	753.9	4,018.8
	6,271.2	5,907.2	4,397.0	4,580.7

31.5 Interest Rates
The weighted average effective interest rates at balance sheet dates were as follows -

	Group		Company	
	2007 %	2006 %	2007 %	2006 %
Bonds	6.8	6.9	6.5	6.4
Bank loans	3.7	5.6	-	-
Other loan	-	5.6	-	-

31.6 Fair Values

	Group		Company	
	2007 S$ Mil	2006 S$ Mil	2007 S$ Mil	2006 S$ Mil
Carrying value				
Bonds	5,632.3	7,277.0	4,397.0	5,145.0
Bank loans	835.1	117.5	-	-
Other loan	-	5.5	-	-
Fair value				
Bonds	5,910.7	7,570.1	4,675.3	5,438.2
Bank loans	842.4	117.5	-	-
Other loan	-	5.5	-	-

See Note 2.8 on the basis of estimating the fair values and Note 27 for information on the derivative financial instruments used for hedging the risks associated with the borrowings.

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2007

32. BORROWINGS (SECURED)

	Group	
	2007 S$ Mil	2006 S$ Mil
Current		
Finance lease liabilities	0.6	0.7
Non-current		
Finance lease liabilities	0.3	-

32.1 Finance Lease Liabilities

The minimum lease payments under the finance lease liabilities were payable as follows -

	Group	
	2007 S$ Mil	2006 S$ Mil
Not later than one year	0.6	0.7
Later than one but not later than five years	0.3	-
	0.9	0.7
Less: Future finance charges	*	*
	0.9	0.7
Classified as -		
Current	0.6	0.7
Non-current	0.3	-
	0.9	0.7

* Denotes amount less than S$50,000.

32.2 Interest Rates

The weighted average effective interest rates at balance sheet dates were as follows -

	Group	
	2007 %	2006 %
Finance lease liabilities	8.7	6.8

32.3 Fair Values

	Group	
	2007 S$ Mil	2006 S$ Mil
Carrying value		
Finance lease liabilities	0.9	0.7
Fair value		
Finance lease liabilities	0.9	0.7

The fair value of the finance lease obligations was estimated by discounting the expected future cash flows using current interest rates for liabilities with similar risk profiles.

33. DEFERRED INCOME

	Group		Company	
	2007 S$ Mil	2006 S$ Mil	2007 S$ Mil	2006 S$ Mil
Compensation payments				
Balance as at 1 Apr	337.0	674.0	337.0	674.0
Amount recognised as income during the year	(337.0)	(337.0)	(337.0)	(337.0)
Balance as at 31 Mar	-	337.0	-	337.0
Gain on sale and leaseback arrangements				
Balance as at 1 Apr	18.5	37.3	9.0	10.1
Amount recognised as income during the year	(2.2)	(17.9)	(1.1)	(1.1)
Translation adjustments	-	(0.9)	-	-
Balance as at 31 Mar	16.3	18.5	7.9	9.0
Financial guarantee contracts				
Amount deferred during the year	-	-	10.7	-
Amount recognised as income during the year	-	-	(1.9)	-
Balance as at 31 Mar	-	-	8.8	-
	16.3	355.5	16.7	346.0
Classified as -				
Current (see Note 29)	-	337.0	3.6	337.0
Non-current	16.3	18.5	13.1	9.0
	16.3	355.5	16.7	346.0

The IDA paid S$1.50 billion in 1997 and S$859.0 million in 2000 to the Company as compensation for modifications to its original licence for the accelerated liberalisation of the telecommunications market.

These payments were accounted as 'Deferred Income' in the balance sheets, and were recognised as income on a straight line basis over seven years from 1 April 2000, reflecting the period by which the Company's original monopoly licence period is shortened.

Gain on sale and finance leaseback of certain telecommunications equipment is recognised as income over the lease period of 11 to 16 years.

34. OTHER NON-CURRENT LIABILITIES

	Group		Company	
	2007 S$ Mil	2006 S$ Mil	2007 S$ Mil	2006 S$ Mil
Performance share liability	10.0	10.0	5.8	7.4
Deferred income	24.9	29.6	-	-
Other payables	165.2	126.2	11.2	13.6
	200.1	165.8	17.0	21.0

35. SHARE CAPITAL

	2007		2006	
Group and Company	Number of shares Mil	Share capital S$ Mil	Number of shares Mil	Share capital S$ Mil
Balance as at 1 Apr	16,703.3	4,774.7	16,641.5	2,496.2
Issue of shares under share options	31.3	59.0	61.8	20.5
Cancellation of shares on capital reduction	(829.0)	(2,271.6)	-	-
Transfer upon implementation of Companies (Amendment) Act 2005				
- 'Share Premium'	-	-	-	2,248.8
- 'Capital Redemption Reserve'	-	-	-	9.2
Balance as at 31 Mar	15,905.6	2,562.1	16,703.3	4,774.7

All issued shares are fully paid.

During the year, the Company issued 31,263,752 (2006: 61,846,950) shares upon the exercise of 29,077,200 (2006: 61,846,950) share options under the 1999 Scheme at exercise prices between S$1.33 and S$2.97 (2006: S$1.33 and S$3.03) per share, and the exercise of 1,317,200 share options (giving rise to the issue of 2,186,552 SingTel shares) under the Optus Plan (at an exercise price of A$3.63 for 1.66 shares). On the exercise of options under the Optus Plan, SingTel shares are issued to the Optus option holder in the ratio of 1.66 SingTel shares per share option.

The newly issued shares rank pari passu in all respects with the previously issued shares.

During the current financial year, the Company cancelled 829,023,436 shares at the price of S$2.74 per share pursuant to a capital reduction exercise.

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2007

36. DIVIDENDS

	Group		Company	
	2007 S$ Mil	2006 S$ Mil	2007 S$ Mil	2006 S$ Mil
Interim dividend of 4.5 cents net of tax of 18.0 per cent (2006: nil) per share, paid	584.5	-	585.0	-
Final dividend of 10.0 cents (2006: 8.0 cents net of tax of 20.0 per cent) per share and special dividend of nil (2006: 5.0 cents net of tax of 20.0 per cent) per share, paid	1,336.4	1,733.8	1,337.2	1,735.1
	1,920.9	1,733.8	1,922.2	1,735.1

During the year, an interim ordinary dividend of 4.5 cents per share, less tax at 18.0 per cent was paid in respect of the financial year ended 31 March 2007 and a final ordinary dividend of 10.0 cents per share, less tax at 20.0 per cent was paid in respect of the financial year ended 31 March 2006. The amount paid by the Group differed from that paid by the Company due to dividends on performance shares held by the Trust that were eliminated on consolidation of the Trust.

The directors have proposed a final one-tier exempt ordinary dividend of 6.5 cents per share and a special one-tier exempt dividend of 9.5 cents per share totalling S$2.54 billion for the Group and Company in respect of the financial year ended 31 March 2007 for approval at the forthcoming Annual General Meeting.

These financial statements do not reflect the final and special dividend payable of S$2.54 billion, which will be accounted for in the shareholders' equity as an appropriation of 'Retained Earnings' in the next financial year ending 31 March 2008.

37. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

The fair values of trading investments, AFS investments and borrowings are set out in Note 19, Note 26, Note 31 and Note 32 respectively.

The carrying values of the other financial assets and liabilities approximate their fair values.

38. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

38.1 Financial Risk Factors

The Group's activities are exposed to a variety of financial risks: foreign exchange risk, interest rate risk, credit risk, liquidity risk and market risk. The Group's overall risk management seeks to minimise the potential adverse effects of these risks on the financial performance of the Group.

The Group has established risk management policies, guidelines and control procedures to manage its exposure to financial risks. Hedging transactions are determined in the light of commercial commitments and are reviewed regularly. Financial derivatives are used only to hedge underlying commercial exposures and are not held or sold for speculative purposes.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2007

38.2 Foreign Exchange Risk

The foreign exchange risk of the Group arises from subsidiaries, associated and joint venture companies operating in foreign countries such as Australia, India and Indonesia. The Company and its Singapore subsidiaries also generate revenue and incur costs in foreign currencies which give rise to foreign exchange risk. The currency exposures are primarily Australian Dollars, United States Dollars, Indian Rupee, Indonesian Rupiah and the Euros. Foreign currency purchases and forward currency contracts are used to reduce the Group's exposure to foreign currency exchange rate fluctuations for trade balances.

The Group also has borrowings denominated in foreign currencies. Cross currency swaps are primarily used to hedge selected long term foreign currency borrowings in order to reduce the foreign currency exposure on these borrowings.

38.3 Interest Rate Risk

The Group has cash balances placed with reputable banks and financial institutions, as well as investments in bonds which generate interest income for the Group. The Group manages its interest rate risks on its interest income by placing the cash balances on varying maturities and interest rate terms.

The Group's borrowings include bank borrowings and bonds. The borrowings expose the Group to interest rate risk. The Group seeks to minimise its exposure to these risks by entering into interest rate swaps over the duration of its borrowings.

The tables below set out the exposure of the Group and Company to interest rate risks, including the effects of hedging, if any. Included are the assets and liabilities at carrying amounts, categorised by the earlier of contractual repricing or maturity dates. Other than as disclosed in the tables, all other assets and liabilities of the Group and Company were not interest-bearing.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2007

Group	Variable rates Less than 6 months S$ Mil	Variable rates 6 to 12 months S$ Mil	Fixed rates Less than 6 months S$ Mil	Fixed rates 6 to 12 months S$ Mil	Fixed rates 1 to 5 years S$ Mil	Fixed rates Over 5 years S$ Mil	Total S$ Mil
As at 31 March 2007							
Assets							
Cash and cash equivalents	214.8	4.5	1,107.8	0.2	0.2	-	1,327.5
Trade and other receivables	-	-	0.2	0.4	-	-	0.6
Other financial assets	319.8	-	-	10.0	11.2	-	341.0
	534.6	4.5	1,108.0	10.6	11.4	-	1,669.1
Liabilities							
Borrowings	507.1	650.0	5.0	6.3	4,545.8	753.9	6,468.1
Effects of interest rate and cross currency swaps [1]	2,206.6	-	-	-	(1,754.4)	(452.2)	-
	2,713.7	650.0	5.0	6.3	2,791.4	301.7	6,468.1
As at 31 March 2006							
Assets							
Cash and cash equivalents	226.5	3.2	2,491.9	1.7	0.1	-	2,723.4
Trade and other receivables	-	-	0.4	0.4	-	-	0.8
Other financial assets	714.1	-	94.6	14.9	45.4	0.1	869.1
	940.6	3.2	2,586.9	17.0	45.5	0.1	3,593.3
Liabilities							
Borrowings	121.4	1.6	568.9	807.1	1,882.9	4,018.8	7,400.7
Effects of interest rate and cross currency swaps [1]	2,441.6	-	71.5	145.7	(1,017.6)	(1,641.2)	-
	2,563.0	1.6	640.4	952.8	865.3	2,377.6	7,400.7

Note:

(1) Disclosure based on notional principals of interest rate and cross currency swaps.

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2007

	Variable rates		Fixed rates				
Company	Less than 6 months S$ Mil	6 to 12 months S$ Mil	Less than 6 months S$ Mil	6 to 12 months S$ Mil	1 to 5 years S$ Mil	Over 5 years S$ Mil	Total S$ Mil
As at 31 March 2007							
Assets							
Cash and cash equivalents	14.4	-	148.6	-	-	-	163.0
Trade and other receivables	-	-	528.4	0.1	-	-	528.5
Other financial assets	-	3,515.6	-	-	190.3	1.6	3,707.5
	14.4	3,515.6	677.0	0.1	190.3	1.6	4,399.0
Liabilities							
Borrowings	-	-	-	-	3,643.1	753.9	4,397.0
Effects of interest rate and cross currency swaps [1]	1,627.0	-	-	-	(1,174.8)	(452.2)	-
	1,627.0	-	-	-	2,468.3	301.7	4,397.0
As at 31 March 2006							
Assets							
Cash and cash equivalents	60.1	-	595.5	-	-	-	655.6
Trade and other receivables	61.3	-	0.1	0.1	-	-	61.5
Other financial assets	-	3,519.2	-	-	10.9	0.1	3,530.2
	121.4	3,519.2	595.6	0.1	10.9	0.1	4,247.3
Liabilities							
Borrowings	-	-	564.3	-	561.9	4,018.8	5,145.0
Effects of interest rate and cross currency swaps [1]	1,531.7	-	71.5	600.0	(561.9)	(1,641.3)	-
	1,531.7	-	635.8	600.0	-	2,377.5	5,145.0

Note:

(1) Disclosure based on notional principals of interest rate and cross currency swaps.

38.4 Credit Risk

Financial assets that potentially subject the Group to concentrations of credit risk consist primarily of trade receivables, cash and cash equivalents, marketable securities and financial instruments used in hedging activities.

The Group has no significant concentration of credit risk from trade receivables due to its diverse customer base. Credit risk is managed through the application of credit assessment and approvals, credit limits and monitoring procedures. Where appropriate, the Group obtains deposits or bank guarantees from customers.

The Group places its cash and cash equivalents and marketable securities with a number of major and high credit rating commercial banks and other financial institutions. Derivative counter-parties are limited to high credit rating commercial banks and other financial institutions. The Group has policies that limit the financial exposure to any one financial institution.

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2007

38.5 Liquidity Risk

To manage liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group's operations and mitigate the effects of fluctuations in cash flows. Due to the dynamic nature of the underlying business, the Group aims at maintaining flexibility in funding by keeping both committed and uncommitted credit lines available.

38.6 Market Risk

The Group has investments in quoted equity shares. The market value of these investments will fluctuate with market conditions.

39. SEGMENT INFORMATION

Segment information is presented in respect of the Group's business and geographical segments.

<u>Primary Reporting Format – Geographical Segment</u>

The Group's businesses operate in two principal geographical areas, Singapore and Australia. No other individual country contributes more than 10 per cent of consolidated revenue and assets.

In presenting information on the basis of geographical segments, segment revenue is based on where the service is rendered and where the customer is located. Total assets and capital expenditure are shown by the geographical area in which the asset is located.

<u>Secondary Reporting Format – Business Segment</u>

The Group is organised into the following business segments:

Wireline – represent cable-based and satellite-based Fixed Telecommunications Network Services (FTNS) such as domestic and IDD services, leased lines, data communications, lease of satellite capacity, Inmarsat and Internet services.

Wireless – represent mobile telecommunications services such as cellular and paging services and sale of handsets and pagers.

Information technology and engineering – represent information technology consultancy, systems integration and engineering services.

Others – represent the balance of the Group's operations and comprise storage of cables and investment activities.

The accounting policies used to derive reportable segment results are consistent with those described in the "Significant Accounting Policies" note to the financial statements.

Segment results represent operating revenue less expenses.

The total assets disclosed for each segment represent assets directly managed by each segment, and primarily include receivables, property, plant and equipment, inventories, operating cash and bank balances. Corporate-held assets managed at the corporate level not allocated to the segments include fixed deposits and investments.

Segment liabilities comprise operating liabilities and exclude borrowings, provision for taxes, deferred tax liabilities and dividends.

Segment capital expenditures comprise additions to property, plant and equipment (net of rebates, where applicable) and intangible assets.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2007

39.1 Primary Reporting Format – Geographical Segment

Group - 2007	Singapore S$ Mil	Australia S$ Mil	Others S$ Mil	Eliminations S$ Mil	Total S$ Mil
Total revenue from external customers	3,984.3	9,009.5	157.3	-	13,151.1
Inter-segment revenue	64.4	-	91.3	(155.7)	-
Operating revenue	4,048.7	9,009.5	248.6	(155.7)	13,151.1
Segment results	1,306.8	970.1	3.8	29.5	2,310.2
Other income	97.4	66.8	(1.3)	(46.0)	116.9
Compensation from IDA	337.0	-	-	-	337.0
Profit before exceptional items	1,741.2	1,036.9	2.5	(16.5)	2,764.1
Exceptional items					
- allocated	191.1	-	(6.0)	-	185.1
- unallocated					(0.1)
Profit on operating activities					2,949.1
Share of results of associated and joint venture companies	57.4	8.3	1,472.0	-	1,537.7
Profit before interest, investment income and tax					4,486.8
Interest and investment income					87.3
Finance costs					(421.4)
Profit before tax					4,152.7
Segment assets	3,424.4	18,871.9	169.8	-	22,466.1
Investment in associated and joint venture companies	210.0	-	6,961.4	-	7,171.4
Allocated assets	3,634.4	18,871.9	7,131.2	-	29,637.5
Unallocated assets					3,009.8
Consolidated total assets					32,647.3
Segment liabilities	1,106.1	2,055.7	189.4	-	3,351.2
Unallocated liabilities					8,446.1
Consolidated total liabilities					11,797.3
Capital expenditure	315.3	1,440.6	15.5	-	1,771.4
Depreciation	480.5	1,304.9	14.7	-	1,800.1
Amortisation	5.8	48.5	0.2	-	54.5
Impairment charge	(19.3)	-	-	-	(19.3)

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2007

Group - 2006	Singapore S$ Mil	Australia S$ Mil	Others S$ Mil	Eliminations S$ Mil	Total S$ Mil
Total revenue from external customers	3,904.9	9,046.9	186.6	-	13,138.4
Inter-segment revenue	48.4	-	111.3	(159.7)	-
Operating revenue	3,953.3	9,046.9	297.9	(159.7)	13,138.4
Segment results	1,235.7	1,168.0	(69.3)	44.0	2,378.4
Other income	114.6	40.8	0.7	(44.5)	111.6
Compensation from IDA	337.0	-	-	-	337.0
Profit before exceptional items	1,687.3	1,208.8	(68.6)	(0.5)	2,827.0
Exceptional items					
- allocated	88.4	-	669.5	-	757.9
- unallocated					57.6
Profit on operating activities					3,642.5
Share of results of associated and joint venture companies	42.0	13.2	1,151.3	-	1,206.5
Profit before interest, investment income and tax					4,849.0
Interest and investment income					137.0
Finance costs					(486.7)
Profit before tax					4,499.3
Segment assets	3,577.3	18,183.5	177.7	-	21,938.5
Investment in associated and joint venture companies	202.7	-	6,394.2	-	6,596.9
Allocated assets	3,780.0	18,183.5	6,571.9	-	28,535.4
Unallocated assets					5,070.8
Consolidated total assets					33,606.2
Segment liabilities	1,332.8	2,026.0	86.1	-	3,444.9
Unallocated liabilities					9,068.1
Consolidated total liabilities					12,513.0
Capital expenditure	314.0	1,486.6	17.8	-	1,818.4
Depreciation	506.1	1,322.0	115.4	-	1,943.5
Amortisation	5.4	27.8	-	-	33.2
Impairment charge	3.7	-	5.3	-	9.0

39.2 Secondary Reporting Format – Business Segment

Group - 2007	Wireline S$ Mil	Wireless S$ Mil	IT & Engineering S$ Mil	Others S$ Mil	Total S$ Mil
Operating revenue from external customers	5,995.4	6,101.2	1,026.6	27.9	13,151.1
Segment assets	12,988.7	8,913.6	547.1	16.7	22,466.1
Investment in associated and joint venture companies	1,231.9	5,808.2	-	131.3	7,171.4
Allocated assets	14,220.6	14,721.8	547.1	148.0	29,637.5
Unallocated assets					3,009.8
Consolidated total assets					32,647.3
Capital expenditure	875.4	459.3	20.5	416.2	1,771.4

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2007

Group - 2006	Wireline S$ Mil	Wireless S$ Mil	IT & Engineering S$ Mil	Others S$ Mil	Total S$ Mil
Operating revenue from external customers	6,103.4	6,080.6	921.0	33.4	13,138.4
Segment assets	12,719.5	8,744.1	441.7	33.2	21,938.5
Investment in associated and joint venture companies	1,265.2	5,135.2	-	196.5	6,596.9
Allocated assets	13,984.7	13,879.3	441.7	229.7	28,535.4
Unallocated assets					5,070.8
Consolidated total assets					33,606.2
Capital expenditure	1,026.7	590.0	19.1	182.6	1,818.4

40. OPERATING LEASE COMMITMENTS

The future aggregate minimum lease payments under non-cancellable operating leases contracted for at the balance sheet date but not recognised as liabilities, were as follows -

	Group		Company	
	2007 S$ Mil	2006 S$ Mil	2007 S$ Mil	2006 S$ Mil
Not later than one year	298.7	326.1	54.0	56.6
Later than one but not later than five years	780.7	1,321.6	143.9	165.4
Later than five years	2,111.1	1,585.7	379.2	401.2
	3,190.5	3,233.4	577.1	623.2

Sale and operating leaseback contracts were entered into for certain property, plant and equipment for a period of 20 years commencing from 2 March 2005. The above commitments included the minimum amounts payable of S$22.5 million (2006: S$22.1 million) per annum under those contracts. The operating lease payments under these contracts are subject to review every year with a general increase not exceeding the higher of 2 per cent or Consumer Price Index percentage of the preceding year.

41. COMMITMENTS

41.1 The commitments for capital and operating expenditures, and investments which had not been recognised in the financial statements, excluding the commitments shown under Note 41.2 and Note 41.3, were as follows -

	Group		Company	
	2007 S$ Mil	2006 S$ Mil	2007 S$ Mil	2006 S$ Mil
Authorised and contracted for	651.9	307.0	57.9	34.8

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2007

41.2 The commitment for the purchase of broadcasting program rights was as follows -

	Group		Company	
	2007 S$ Mil	2006 S$ Mil	2007 S$ Mil	2006 S$ Mil
Not later than one year	10.4	5.8	-	-
Later than one but no later than five years	23.9	-	-	-
	34.3	5.8	-	-

The above commitments included only the minimum guaranteed amounts payable under the respective contracts and do not include amounts that may be payable based on revenue share arrangement which cannot be reliably determined as at balance sheet date. A third-party had agreed to reimburse the Group for A$5.5 million (S$6.7 million) (2006: A$5.0 million) of these commitments.

41.3 The Group's commitment to purchase capacity in the cable network of Southern Cross Cable Holdings Limited ("**Southern Cross**"), a joint venture company, was as follows -

	Group		Company	
	2007 S$ Mil	2006 S$ Mil	2007 S$ Mil	2006 S$ Mil
Not later than one year	47.4	35.6	-	-
Later than one but no later than five years	60.4	35.6	-	-
	107.8	71.2	-	-

42 C2C Debt Restructuring

On 20 June 2003, the Company announced that it had notified C2C, its then subsidiary, of the cancellation of its commitment to C2C under a convertible loan agreement entered into in conjunction with a secured credit facility made available to C2C. The undrawn portion of the convertible loan stood at US$164 million (31 March 2006: US$164 million). The Company had also announced that, on a without prejudice basis and subject to agreeing terms, it was prepared to consider committing additional funds to C2C if it was in the interests of all parties, including the Company.

Despite the Company's proposal and whilst the lenders indicated that they would continue to work towards a consensual restructuring, the lenders of C2C issued a notice to the Company calling upon it to disburse to C2C the US$164 million under the convertible loan agreement. The Company announced that it was not obliged to so disburse in view of the cancellation.

On 12 January 2004, the Company announced that SingTel and C2C had reached agreement-in-principle with C2C's lenders regarding the consensual restructuring of C2C's secured credit facility. Since the date the agreement-in-principle was reached, there has been a material change to the composition of the lenders. The new lenders appointed receivers and managers (the "**Receivers**") over all the shares of C2C pursuant to a Security Over Shares Agreement executed by C2C Holdings Pte Ltd (the holding company of C2C) in favour of the lenders. Following the exercise by the Receivers of their powers of sale, C2C Holdings' shares in C2C were sold by the Receivers to C2C Group Limited, which is owned by the major creditors of C2C. The sale of C2C's shares was completed in early August 2006. Following the sale, C2C is no longer a subsidiary of the Company.

Discussions with the lenders on a consensual restructuring are continuing.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2007

43. CONTINGENT LIABILITIES

43.1 Guarantees

As at 31 March 2007,

(i) A subsidiary had provided a guarantee to a third party for due performance by its wholly owned subsidiary for the latter's obligations and liabilities under a S$45.0 million contract to provide information technology services as at 31 March 2006. This guarantee was discharged in the current financial year.

(ii) The Group and Company provided bankers' guarantees and insurance bonds of S$138.3 million and S$18.7 million (31 March 2006: S$154.0 million and S$18.4 million) respectively.

(iii) A subsidiary provided performance guarantees amounting to US$64 million to a third party in respect of a joint venture company as at 31 March 2006. The guarantees were extinguished following the disposal of the joint venture company during the current financial year.

(iv) The Company provided a guarantee for a S$650 million loan facility entered into by a wholly owned subsidiary. The facility matures in September 2009 and S$650 million was fully drawn down as at 31 March 2007.

43.2 Claim by Seven Network Limited

As disclosed in the previous financial year, Seven Network Limited and one of its subsidiaries (**"Seven"**) have commenced proceedings in the Federal Court against Optus, Optus Vision Pty Limited (**"Optus Vision"**, a subsidiary of Optus) and other parties including News Limited, Telstra Corporation, Publishing and Broadcasting Limited and Foxtel Management Pty Limited.

The proceedings allege anti-competitive conduct in relation to subscription television content and infrastructure. Claims against Optus and Optus Vision allege breaches of the Trade Practice Act, breach of contract and deceitful conduct in relation to certain subscription television content contracts. Seven claims damages, injunctions and other orders. Optus is vigorously defending the claims. Optus Vision has also filed a cross-claim against Seven, alleging misleading and deceptive conduct and breaches of contract by Seven.

The hearing of the case commenced in September 2005 and concluded in October 2006. The judge has reserved his decision.

43.3 Disputes concerning international telecommunications traffic

As previously reported, Optus is in dispute with certain international service providers and an international carrier regarding amounts due under contracts. Optus is vigorously defending all these claims.

43.4 Other commercial disputes

Optus (and certain subsidiaries) is in dispute with third parties regarding certain transactions entered into in the ordinary course of business. Some of these disputes involve legal proceedings relating to the contractual obligations of the parties and / or representations made, including the amounts payable by Optus' companies under the contracts and claims against Optus' companies for compensation for alleged breach of contract and / or representations. Optus is vigorously defending all these claims.

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2007

44. EFFECTS OF FRS AND INT FRS ISSUED BUT NOT YET ADOPTED

Certain new FRS and INT FRS have been issued that are mandatory for accounting periods beginning on or after 1 January 2007.

The new FRS and INT FRS are not expected to have a significant impact on the financial statements of the Group or the Company in the period of initial application.

45. COMPARATIVE FIGURES

Certain comparative figures in the balance sheets have been adjusted to conform with changes in presentation in the current financial year as follows -

(a) Certain investee companies, previously classified as 'Associated companies', have been reclassified as 'Joint venture companies' as the Group has determined that it is able to exercise joint control over these companies;

(b) Certain loans to subsidiaries and loans to joint venture companies, previously included in 'Subsidiaries' and 'Joint venture companies' respectively, have been reclassified to 'Trade and other receivables'; and

(c) 'Due to subsidiaries' have been included in 'Trade and other payables'.

As at 31 March 2006	Group S$ Mil	Company S$ Mil
Current assets		
Trade and other receivables		
- as previously reported	2,047.2	752.5
- effects of change	31.1	305.6
- restated	2,078.3	1,058.1
Non-current assets		
Subsidiaries		
- as previously reported	-	18,678.5
- effects of change	-	(286.3)
- restated	-	18,392.2
Associated companies		
- as previously reported	5,203.1	25.7
- effects of change	(5,109.9)	(1.0)
- restated	93.2	24.7
Joint venture companies		
- as previously reported	1,393.8	74.4
- effects of change	5,078.8	(18.3)
- restated	6,472.6	56.1
Current liabilities		
Trade and other payables		
- as previously reported	3,183.0	1,150.6
- effects of change	-	1,023.9
- restated	3,183.0	2,174.5
Due to subsidiaries		
- as previously reported	-	1,023.9
- effects of change	-	(1,023.9)
- restated	-	-

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2007

46. COMPANIES IN THE GROUP

The Company's immediate and ultimate holding company is Temasek Holdings (Private) Limited, a company incorporated in Singapore. The following were the significant subsidiaries, associated and joint venture companies as at 31 March 2007 and 31 March 2006.

46.1 Significant subsidiaries incorporated in Singapore

	Name of subsidiary	Principal activities	Percentage of effective equity held by the Group	
			2007 %	2006 %
1.	C2C Asiapac Pte Ltd	Provision of administrative, technical and advisory services	100	100
2.	CVSI Pte Ltd	Provision of information technology services and sale of computer hardware equipment and software	100	100
3.	INS Holdings Pte Ltd	Operating, managing and dealing in telecommunication systems and services	100	100
4.	NCS Communications Engineering Pte. Ltd.	Provision of facilities management and consultancy services and distributor of specialised telecommunications and data communication products	100	100
5.	NCS Pte. Ltd.	Provision of information technology and consultancy services	100	100
6.	Singapore Telecom Mobile Pte Ltd	Operation and provision of cellular mobile telecommunications systems and services and investment holding	100	100
7.	Singapore Telecom Paging Pte Ltd	Provision of paging services	100	100
8.	SingNet Pte Ltd	Provision of value-added and internet-related services	100	100
9.	Singapore Telecom International Pte Ltd	Holding of strategic investments and provision of technical and management consultancy services	100	100
10.	SingTel Group Treasury Pte. Ltd.	Provision of business management and consultancy services	100	100

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2007

	Name of subsidiary	Principal activities	Percentage of effective equity held by the Group	
			2007 %	2006 %
11.	SingTel Investments Private Limited	Portfolio investment holding company	100	100
12.	SingTel Ventures (Singapore) Private Limited	Venture capital investments in start-up technology and telecommunications companies	100	100
13.	SingTelSat Pte Ltd	Provision of satellite capacity for telecommunications and video broadcasting services	100	100
14.	SingTel Asia Pacific Investments Pte. Ltd.	Investment holding and provision of consultancy services	100	100
15	Subsea Network Services Pte Ltd	Ownership and chartering of barges and provision of storage facilities for submarine cables and related equipment	100	100
16.	Sembawang Cable Depot Pte Ltd	Provision of storage facilities for submarine cables and related equipment	60	60
17.	Telecom Equipment Pte Ltd	Engaged in the sale and maintenance of telecommunications equipment	100	100

All companies are audited by Deloitte & Touche, Singapore.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2007

46.2 Significant subsidiaries incorporated in Australia

	Name of subsidiary	Principal activities	Percentage of effective equity held by the Group	
			2007 %	2006 %
1.	Alphawest Services Pty Ltd [1]	Provision of information technology services	100	100
2.	Cable & Wireless Optus Satellites Pty Limited [1]	C1 Satellite contracting party	100	100
3.	Inform Systems Australia Pty Ltd [1]	Provision of information technology services	100	100
4.	NCSI (Australia) Pty Limited	Provision of information technology services	100	100
5.	Optus Administration Pty Limited [1]	Provision of management services to the Optus Group	100	100
6.	Optus Billing Services Pty Limited [*]	Provision of billing services to the Optus Group	100	100
7.	Optus Broadband Pty Limited [1]	Provision of high speed residential internet service	100	100
8.	Optus Data Centres Pty Limited [1]	Provision of data communication services	100	100
9.	Optus Finance Pty Limited [1]	Provision of financial services to the Optus Group	100	100
10.	Optus Insurance Services Pty Limited	Provision of handset insurance and related services	100	100
11.	Optus Internet Pty Limited [1]	Provision of internet services to retail customers	100	100
12.	Optus Mobile Pty Limited [1]	Provision of mobile phone services	100	100
13.	Optus Narrowband Pty Limited [*]	Provision of narrow band portal content services	100	100
14.	Optus Networks Pty Limited [1]	Provision of telecommunications services	100	100

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2007

	Name of subsidiary	Principal activities	Percentage of effective equity held by the Group	
			2007 %	2006 %
15.	Optus Rental & Leasing Pty Limited (*)	Provision of equipment rental services to customers	100	100
16.	Optus Stockco Pty Limited (*)	Purchases of Optus Group network inventory	100	100
17.	Optus Superannuation Pty Limited (*)	A trustee for Optus Group's superannuation scheme	100	100
18.	Optus Systems Pty Limited (1)	Provision of information technology services to the Optus Group	100	100
19.	Optus Vision Interactive Pty Limited (*)	Provision of interactive television service	100	100
20.	Optus Vision Media Pty Limited (*) (2)	Provision of broadcasting related services	20	20
21.	Optus Vision Pty Limited (1)	Provision of telecommunications services	100	100
22.	Perpetual Systems Pty Ltd (1)	Provision of IT disaster recovery services	100	100
23.	Prepaid Services Pty Limited (1)	Distribution of prepaid mobile products	100	100
24.	Reef Networks Pty Ltd (1)	Operation and maintenance of fibre optic network between Brisbane and Cairns	100	100
25.	Singapore Telecom Australia Investments Pty Limited	Investment holding company	100	100
26.	Simplus Mobile Pty Limited (1)	Provision of mobile phone services	100	100
27.	SingTel Optus Pty Limited	Investment holding company	100	100
28.	Source Integrated Networks Pty Limited (1)	Provision of data communications and network services	100	100

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2007

	Name of subsidiary	Principal activities	Percentage of effective equity held by the Group	
			2007 %	2006 %
29.	Uecomm Operations Pty Limited [(1)]	Provision of data communication services	100	100
30.	Virgin Mobile (Australia) Pty Limited [(1)]	Provision of mobile phone services	100	100
31.	XYZed LMDS Pty Limited [(*)]	Holder of telecommunications licence	100	100
32.	XYZed Pty Limited [(1)]	Provision of telecommunications services	100	100

All companies are audited by Deloitte Touche Tohmatsu, Australia except -
(*) No statutory audit is required.

Notes:

(1) These entities are relieved from the Australian Corporations Act 2001 requirements for preparation, audit and lodgement of financial reports pursuant to ASIC Class Order 98/1418 (as amended) dated 13 August 1998.
(2) Optus Vision Media Pty Limited is deemed to be a subsidiary by virtue of control.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2007

46.3 Significant subsidiaries incorporated outside Singapore and Australia

	Name of subsidiary	Principal activities	Country of incorporation	Percentage of effective equity held by the Group	
				2007 %	2006 %
1.	GB21 (Hong Kong) Limited	Provision of telecommunications services and products	Hong Kong	100	100
2.	Guangzhou Zhong Sheng Information Technology Co., Ltd. (**) (1)	Provision of information technology training	People's Republic of China	100	100
3.	Information Network Services Sdn Bhd	Provision of data communication and value added network services	Malaysia	100	100
4.	Lanka Communication Services (Pvt) Limited	Provision of data communication services	Sri Lanka	82.9	82.9
5.	NCS Information Technology (Suzhou) Co., Ltd. (**) (1)	Software development and provision of information technology services	People's Republic of China	100	100
6.	NCSI (Chengdu) Co., Ltd (**) (1)	Provision of research and development on information technology	People's Republic of China	100	100
7.	NCSI (HK) Limited	Provision of information technology services	Hong Kong	100	100
8.	NCSI (India) Private Limited	Provision of information technology services	India	100	100
9.	NCSI (Korea) Co., Limited	Provision of information technology and communication engineering services	South Korea	100	100

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2007

	Name of subsidiary	Principal activities	Country of incorporation	Percentage of effective equity held by the Group	
				2007 %	2006 %
10.	NCSI Lanka (Private) Limited	Provision of information technology and communication engineering services	Sri Lanka	100	100
11.	NCSI (Malaysia) Sdn Bhd	Provision of information technology services	Malaysia	100	100
12.	NCSI (ME) W.L .L.	Provision of information technology and communication engineering services	Bahrain	100	100
13.	NCSI (Philippines) Inc.	Provision of information technology and communication engineering services	Philippines	99.9	99.9
14.	NCSI (Shanghai), Co. Ltd [**] [1]	Provision of system integration, software research and development	People's Republic of China	100	100
15.	Shanghai Zhong Sheng Information Technology Co., Ltd. [1]	Provision of information technology training and software resale	People's Republic of China	100	100
16.	Singapore Telecom Hong Kong Limited	Provision of telecommunications services and all related activities	Hong Kong	100	100
17.	Singapore Telecom India Private Limited	Engaged in general liaison and support services	India	100	100
18.	Singapore Telecom Japan Co Ltd	Provision of telecommunications services and all related activities	Japan	100	100
19.	Singapore Telecom Korea Limited	Provision of telecommunications services and all related activities	South Korea	100	100

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2007

	Name of subsidiary	Principal activities	Country of incorporation	Percentage of effective equity held by the Group	
				2007 %	2006 %
20.	Singapore Telecom USA, Inc. (*)	Provision of telecommunications, engineering and marketing services	USA	100	100
21.	SingTel Australia Investment Ltd (*)	Investment holding company	British Virgin Islands	100	100
22.	SingTel (Europe) Limited	Provision of telecommunication services	United Kingdom	100	100
23.	SingTel (Philippines), Inc.	Engaged in general liaison and support services	Philippines	100	100
24.	SingTel Taiwan Limited	Provision of telecommunications services and all related activities	Taiwan	100	100
25.	SingTel Ventures (Cayman) Pte Ltd (*)	Venture capital investments in start-up technology and telecommunications companies	Cayman Islands	100	100
26.	Sudong Sdn. Bhd.	Management, provision and operations of a call centre for telecommunications services	Malaysia	100	100

All companies are audited by a member firm of Deloitte Touche Tohmatsu except for the following -

(*) No statutory audit is required.
(**) Audited by another firm.

Note:

(1) Subsidiary's financial year-end is 31 December.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2007

46.4 Associated companies held by the Group

	Name of associated company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group	
				2007 %	2006 %
1.	ADSB Telecommunications B.V.	Dormant	Netherlands	25.6	25.6
2.	APT Satellite Holdings Limited (1)	Investment holding company	Bermuda	20.3	20.3
3.	APT Satellite International Company Limited (1)	Investment holding company	British Virgin Islands	28.6	28.6
4.	Globe Telecom Holdings, Inc.	Liquidated	Philippines	-	47.6
5.	Infoserve Technology Corp.	Dormant	Cayman Islands	25.0	25.0
6.	Singapore Post Limited (2)	Operation and provision of postal services	Singapore	25.8	25.8

Notes:

(1) The company has been equity accounted for in the consolidated financial statements based on results ended, or as at, 31 December 2006, the financial year-end of the company.
(2) Audited by PricewaterhouseCoopers, Singapore.

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2007

46.5 Joint venture companies held by the Group

	Name of joint venture company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group 2007 %	2006 %
1.	Abacus Travel Systems Pte Ltd [1]	Marketing and distributing certain travel-related services through on-line airline computerised reservations systems	Singapore	30.0	30.0
2.	Acasia Communications Sdn Bhd [2]	Provision of services relating to telecommunications, computer, data and information within and outside Malaysia	Malaysia	14.3	16.7
3.	ACPL Marine Pte Ltd	Owning, operating and managing of maintenance-cum-laying cableships	Singapore	41.7	41.7
4.	Advanced Info Service Public Company Limited [1] [2] [4]	Provision of cellular telecommunications, call center and data transmission	Thailand	21.4	21.4
5.	APT Satellite Telecommunications Limited [2] [3]	Provision of telecommunications services	Hong Kong	56.2	56.2
6.	Arus Dimensi Sdn Bhd [12]	Provision of information technology services	Malaysia	-	49.0
7.	ASEAN Cableship Pte Ltd	Operation of cableships for laying, repair and maintenance of submarine telecommunication cables.	Singapore	16.7	16.7
8.	ASEAN Telecom Holdings Sdn Bhd [2]	Investment holding company	Malaysia	14.3	16.7
9.	Asiacom Philippines, Inc. [2]	Investment holding company	Philippines	40.0	40.0

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2007

	Name of joint venture company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group	
				2007 %	2006 %
10.	Bharti Telecom Limited [1] [5]	Investment holding company	India	32.8	32.8
11.	Bharti Airtel Limited (formerly known as Bharti Tele-Ventures Limited) [1] [5]	Provision of telecommunications services in cellular, broadband and telephony, long distance and enterprise solutions	India	30.5	30.5
12.	Bharti Aquanet Limited	To build, operate and maintain a cable landing station and carrier hotels in India	India	49.0	49.0
13.	Bridge Mobile Pte Ltd	Provision of regional mobile services	Singapore	38.8	38.8
14.	Digital Network Access Communications Pte Ltd [2]	Provision of analogue and digital public trunk radio services	Singapore	50.0	50.0
15.	Globe Telecom, Inc. [6]	Provision of cellular, international and fixed line telecommunications services	Philippines	44.5	44.6
16.	Indian Ocean Cableship Pte Ltd	Ownership and chartering of ships, barges and remotely operated vehicles for repair, maintenance and protection of submarine cable and plant	Singapore	50.0	50.0
17.	Integrated Payment Venture Pte Ltd [12]	Dormant	Singapore	-	50.0
18.	International Cableship Pte Ltd	Ownership and chartering of cableships	Singapore	45.0	45.0
19.	Main Event Television Pty Limited	Provision of cable television programmes	Australia	33.3	33.3

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2007

	Name of joint venture company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group	
				2007 %	2006 %
20.	New Century Infocomm Tech Co., Ltd. (1) (2) (7)	Provision of fixed line telecommunications services	Taiwan	24.5	24.5
21.	Network i2i Limited	Operation and provision of telecommunications facilities and services utilising a network of submarine cable systems and associated terrestrial capacity	Mauritius	50.0	50.0
22.	OPEL Networks Pty Limited	Dormant	Australia	50.0	-
23.	Pacific Bangladesh Telecom Limited (8) (9)	Operation and provision of cellular mobile telecommunications systems and services	Bangladesh	45.0	45.0
24.	Pacific Carriage Holdings Limited	Operation and provision of telecommunications facilities and services utilising a network of submarine cable systems	Bermuda	40.0	40.0
25.	PT Telekomunikasi Selular (1) (10) (11)	Provision of cellular telecommunications services	Indonesia	35.0	35.0
26.	PT Bukaka SingTel International (12)	Operation of fixed public switch telephone network services in eastern Indonesia	Indonesia	-	40.0
27.	Radiance Communications Pte Ltd (2)	Sale, distribution, installation and maintenance of telecommunications equipment	Singapore	50.0	50.0

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2007

	Name of joint venture company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group 2007 %	2006 %
28.	Southern Cross Cable Holdings Limited	Operation and provision of telecommunications facilities and services utilising a network of submarine cable systems	Bermuda	40.0	40.0
29.	TeleTech Park Pte Ltd	Engaged in the business of development, construction, operation and management of TeleTech Park	Singapore	40.0	40.0
30.	VA Dynamics Sdn Bhd [(1) (2)]	Distribution of networking cables and related products	Malaysia	49.0	49.0

Notes:

(1) The company has been reclassified from an associated company to a joint venture company retrospectively following a reassessment of the terms of the shareholders' agreement.
(2) The company has been equity accounted for in the consolidated financial statements based on the results ended, or as at, 31 December 2006, the financial year-end of the company.
(3) The Group regards the company as a joint venture company, notwithstanding that it holds more than 50% of the company's issued share capital, because it exercises joint control.
(4) Audited by PricewaterhouseCoopers, Bangkok.
(5) Audited by PricewaterhouseCoopers, New Delhi.
(6) Audited by SGV & Co (a member firm of Ernst & Young).
(7) Audited by Deloitte Touche Tohmatsu, Taiwan.
(8) Audited by Hoda Vasi Chowhurdy & Co. In 2007.
(9) Audited by Rahman Rahman Huq (a member firm of KPMG) in 2006.
(10) Audited by Haryanto Sahari & Rekan (a member firm of PricewaterhouseCoopers) in 2007.
(11) Audited by Siddharta Siddharta & Widjaja (a member firm of KPMG) in 2006.
(12) The company has been liquidated / disposed during the financial year.

SEC File No: 82-3622

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
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Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/06/2007

TIME: 10:19:39

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Summary Report

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Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Thursday, June 28, 2007 8:20 AM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 471305.pdf

471305.pdf (1 MB)

ASX confirms the release to the market of Doc ID: 471305 as follows:
Release Time: 28-Jun-2007 10:19:33
ASX Code: SGT
File Name: 471305.pdf
Your Announcement Title: Summary Report

SingTel

Singapore Telecommunications Limited
Summary Financial Report 2006/2007

Shaping Markets
Setting the Pace



SingTel

Shaping Markets
Setting the Pace

Singapore Telecommunications Limited ("SingTel") is Asia's leading communications group, supported by more than 19,000 dedicated and purpose-driven employees worldwide. Headquartered in Singapore, we are a dynamic global player in the telecommunications industry with presence throughout Asia, Middle East, Europe and North America.

In Singapore, SingTel is committed to leading and shaping the market by tapping our 128 years of operating experience and state-of-the-art infrastructure to provide a diverse range of innovative communications solutions for consumers and businesses.

Optus, our wholly-owned subsidiary, is the challenger telecommunications provider in Australia. It is one of the most recognised brands in the highly competitive Australian market, delivering cutting-edge communications, information technology ("IT") and entertainment services to its customers.

The SingTel Group has major investments in leading mobile operators in the region. We own stakes – ranging from 21.4 per cent to 45.0 per cent – in AIS in Thailand, Bharti in India, Globe in the Philippines, Pacific Bangladesh Telecom in Bangladesh and Telkomsel in Indonesia. In particular, the phenomenal mobile market growth in India and Indonesia has seen Bharti and Telkomsel adding more than five million new customers every quarter.

Together with Optus and our regional mobile associates, SingTel is Asia's largest multi-market mobile operator, serving 124 million customers in seven markets.

To stay ahead, SingTel continues to set the pace in telecommunications, shaping the markets by introducing innovative and relevant services and solutions. We aim to be an integral part of the lives of our customers, enhancing the way they live, work and play.

Contents

Group Financial Highlights



Operating Revenue
(S$ million)



12,617
13,138
13,151
FY04/05
FY05/06
FY06/07

EBITDA [1]
(S$ million)



6,259
6,453
6,692
FY04/05
FY05/06
FY06/07

Underlying Net Profit After Tax [2]
(S$ million)



3,060
3,295
3,556
FY04/05
FY05/06
FY06/07

Free Cash Flow [3]
(S$ million)



3,062
2,772
2,795
FY04/05
FY05/06
FY06/07

Proportionate EBITDA [4]



1%
30%
38%
31%
30% Singapore
31% Australia
38% Regional Mobile
1% Others[5]

Operating Revenue Composition



3%
6%
7%
8%
39%
17%
20%
39% Mobile Communications
20% Data and Internet
17% National Telephone
8% IT and Engineering
7% Sale of Equipment
6% International Telephone
3% Others

(1) *Refers to earnings before interest, tax, depreciation and amortisation but includes share of associates' earnings.*

(2) *Refers to net profit before exceptional items, Belgacom's net contribution, and exchange differences on short-term loan to Optus, net of hedging.*

(3) *Refers to cash flow from operating activities, including dividends from associates, less cash capital expenditure.*

(4) *Based on proportionate earnings before interest, tax, depreciation and amortisation for the financial year ended 31 March 2007. Proportionate presentation is not required by Singapore Financial Reporting Standards (FRS) and is not intended to replace the financial statements prepared in accordance with Singapore FRS. However, since the associates are not consolidated on a line-by-line basis, proportionate information is provided as supplemental data to facilitate a better appreciation of the relative contribution from the Group's operations in Singapore, Australia and other regional markets.*

(5) *Mainly from other associates.*



Chairman's Statement



I am pleased to report that the SingTel Group achieved a set of strong results for the financial year ended 31 March 2007.

SingTel staff rallied as a team against an intensely competitive business climate and met all our main targets for the financial year. We increased our full-year Group underlying net profit by 7.9 per cent to S$3.56 billion. Following the completion of our capital reduction exercise in September 2006, underlying earnings per share rose 11 per cent to 21.88 cents.

The stellar performance of our regional mobile associates, especially Bharti and Telkomsel, drove our earnings growth. Associates contributed 43 per cent or S$1.5 billion of the Group's underlying net profit, up from 37 per cent a year ago. The Group's operating revenue was maintained at S$13.15 billion while operational EBITDA declined 4.1 per cent to S$4.28 billion.

Our strong results, against the backdrop of fierce competition and lower operating margin, underscored our strengths and diverse sources of revenue. Our operations outside of Singapore now contribute 70 per cent of proportionate EBITDA.

In the light of our strong earnings and robust cash flow, the Board has recommended a final dividend of 6.5 cents per share as well as a special dividend of 9.5 cents per share for the financial year. Together with the interim dividend of 4.5 cents per share paid earlier, we are pleased to return a total of S$3.3 billion, or 20.5 cents per share, to shareholders. Starting this year, SingTel began paying an interim dividend.

This payout balances our objective for an efficient balance sheet while retaining financial flexibility to make further investments. It demonstrates our commitment to an efficient capital structure while maintaining financial strength and investment grade credit ratings.

Shaping Markets, Setting the Pace

Our strategy of leading in Singapore, focusing on profitable growth in Australia and investing and partnering across Asia, has continued to bring us excellent results. Our achievements in these areas not only enable the SingTel Group to lead the market, but also to set the pace.

In Singapore, we continued to drive innovation, leveraging the strengths of our extensive and reliable infrastructure as well as our large customer base. SingTel's Generation mio, launched in January 2007, transforms the phone line in every home into an integrated digital super highway. It is the foundation for SingTel's next-generation range of integrated digital services, paving the way for the Singapore Government's Intelligent Nation 2015 ("iN2015") vision to plug every household in Singapore into ultra high-speed broadband. Our customers can expect even more innovative services to ride on Generation mio, such as interactive television which we expect to launch in the second half of 2007.

The financial year also saw the launch of the '360' suite of business solutions – SingTel's response to the communications needs of enterprises. Comprising Enterprise360 for larger corporations and Office360 for small and medium-sized enterprises, the '360' suite combines unlimited local calls on mobile and fixed-lines with broadband access, email and web hosting services at a single affordable rate.

We continued to perform well in the various market segments and maintained our leadership position. We retained our lead in Singapore despite intense competition, with a market share of 53 per cent for broadband and 38 per cent for mobile as at 31 March 2007.



SingTel's IT and engineering services continued to deliver strong results. NCS, our wholly-owned subsidiary and Singapore's largest IT services provider, won major contracts with government agencies, ranking it as the Singapore Government's top IT services provider for the third consecutive year. NCS also continued to expand actively outside Singapore, increasing its overseas revenue by 32 per cent during the financial year.

We continued to perform well in the various market segments and maintained our leadership position.

Building our Regional Presence

In Australia, despite very challenging market conditions, Optus' performance was excellent. It maintained its market share and exceeded its margin guidance while managing its cost base and investing in future growth.

Optus continues to challenge and push for sustainable growth by leading the market in innovation: providing new ways to use technology coupled with better service and convenience.

Key areas of leadership through the year included the launch of high-speed broadband using ADSL2+ ahead of competitors in major markets; innovation in mobile tariffs with Yes Time as a differentiator in mobile caps; creativity in prepaid mobile via the refreshed Optus Turbocharge plan; and focus on corporate Internet Protocol ("IP") products which allowed Optus to continue to gain market share.

During the financial year, Optus invested in state-of-the-art infrastructure, including its 3G mobile network, Unbundled Local Loop network, D-series satellites, IP core, as well as its customer care systems to enhance the customer experience.

In April 2006, Optus joined several leading telecommunications companies and Internet Service Providers to form the G9 Group, which proposes to invest and upgrade part of the existing local loop into a high bandwidth Fibre-to-the-Node or FTTN network. The alliance aims to ensure competitive access to services over an FTTN network which, in turn, will deliver improved broadband competition and better services to Australia.

Regionally, our presence has strengthened significantly. As at 31 March 2007, the Group's regional base of mobile subscribers – comprising Singapore, Australia and our regional mobile associates – reached 124 million, up from 85 million a year ago. This is the largest mobile subscriber base in Asia outside China.

Our regional associates achieved strong performance. Among them, Bharti grew its subscriber base by an impressive 90 per cent while Telkomsel saw a significant rise of 44 per cent from a year ago. For the financial year, the associates contributed a healthy S$673 million of dividends to the Group, an increase of 9.2 per cent from last year.

Corporate Governance

The Group's success is also the result of our strong commitment to the highest standards of corporate governance and transparency.

During the financial year, we received numerous honours for our strong corporate governance, including 'Best Corporate Governance' for the third consecutive year at IR Magazine's South East Asia Investor Relations Conference & Awards 2006.

Chairman's Statement



We are confident that our blueprint will continue to drive strong earnings growth for the Group in the years ahead.

Looking Ahead

We expect to see continued growth in the markets that we operate. We also expect our regional mobile associates to remain as key drivers of the Group's growth. In Australia, Optus will continue to invest to deliver sustainable revenue growth and profits, expanding its customer base and defending its scale position in mobile. In Singapore, SingTel has embarked on a number of key growth initiatives to drive future growth in both the consumer and corporate businesses. These initiatives will incur costs in the next financial year before contributing to revenues and earnings in subsequent years.

Moving ahead, we will also focus on four key areas: innovation, talent management, growing our international business and developing Centres of Excellence.

We will drive product innovation and operational excellence in our current core businesses and seek new sources of revenue. These will require the best talent in the market and our aim is to be the employer of choice for telecommunications professionals.

At the same time, we will continue to expand overseas into key geographical markets to achieve our goal of being the premier telecommunications operator covering South East Asia, South Asia and Australia.

Finally, to better support and add value to our associates, we have established Centres of Excellence, which are charged with developing world-class capabilities in key operational areas and with disseminating these capabilities through closer collaboration and sharing across the Group.

We are confident that our blueprint will continue to drive strong earnings growth for the Group in the years ahead.

Acknowledgements

I thank our Board of Directors, the Senior Management team, staff and union for their contributions during the financial year. I would also like to thank our customers, shareholders and business partners for their strong support.

In addition, I would like to express my sincere appreciation to Mr Lee Hsien Yang, who stepped down as Group Chief Executive Officer ("CEO") with effect from 1 April 2007. Hsien Yang has served the Group with distinction over the last 13 years. His vision transformed SingTel from a Singapore-centred business to a highly successful company, one with diversified revenue streams and a strong regional presence. His leadership enabled the Group to ride on the market liberalisation in Singapore and to seize investment opportunities in the region.

I am confident that the SingTel Group, with our clear vision as well as a new leadership team led by Ms Chua Sock Koong, will continue to excel as Asia's leading communications group.

Chumpol NaLamlieng
Chairman



Summary Financial Statement

For the financial year ended 31 March 2007

IMPORTANT NOTE
The Summary Financial Statement as set out on pages 5 to 20 contains only a summary of the information in the Directors' Report and financial statements of the Company's Annual Report. It does not contain sufficient information to allow for a full understanding of the results of the Group and the state of affairs of the Company and the Group.

For further information, the full financial statements, the Independent Auditors' Report on those statements and the Directors' Report in the Annual Report should be consulted. Shareholders may request a copy of the Annual Report at no additional cost by notifying the Company by 6 July 2007.

Summary Directors' Report

1. DIRECTORS

The Directors of the Company (or "**SingTel**") in office at the date of this report are:

Chumpol NaLamlieng (Chairman)
Chua Sock Koong (Group Chief Executive Officer)
(appointed on 12 October 2006 as a Director and on 1 April 2007 as Group Chief Executive Officer)
Graham John Bradley
Paul Chan Kwai Wah
Heng Swee Keat
Simon Israel
Professor Tommy Koh
John Powell Morschel
Kaikhushru Shiavax Nargolwala (appointed on 29 September 2006)
Deepak S Parekh
Nicky Tan Ng Kuang

Lee Hsien Yang, who served during the financial year, stepped down as Group Chief Executive Officer and Director with effect from 1 April 2007.

Jackson Peter Tai, who served during the financial year, retired following the conclusion of the Annual General Meeting held on 28 July 2006.

2. PRINCIPAL ACTIVITIES

The Company is principally engaged in the operation and provision of telecommunications systems and services and investment holding.

The principal activities of the Company's subsidiaries consist of:

Data communications services;
Investment holding;
Provision of cable television services;
Provision of information technology services;
Provision of mobile phone and paging services;
Provision of telecommunications and Internet services;
Sale and maintenance of telecommunications equipment;
Value added network and computer network services; and
Venture capital investments in start-up technology and telecommunications companies.

There has been no significant change in the nature of the principal activities during the financial year.

Summary Directors' Report

For the financial year ended 31 March 2007



3. ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE BENEFITS BY MEANS OF THE ACQUISITION OF SHARES AND DEBENTURES

Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose object is to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, except for share options granted under the Singapore Telecom Share Option Scheme 1999 ("**1999 Scheme**"), and performance shares granted under the SingTel Performance Share Plan ("**Share Plan 2004**").

4. DIRECTORS' INTERESTS IN SHARES AND DEBENTURES

The interests of the Directors holding office at the end of the financial year in the share capital and debentures of the Company and related corporations according to the register of Directors' shareholdings kept by the Company under Section 164 of the Singapore Companies Act were as follows:

	Holdings registered in the name of Director or nominee		Holdings in which Director is deemed to have an interest	
	At 31 Mar 07	At 1 Apr 06 or date of appointment, if later	At 31 Mar 07	At 1 Apr 06 or date of appointment, if later
Singapore Telecommunications Limited				
(Ordinary shares)				
Chumpol NaLamlieng	**199,500**	150,000	-	-
Chua Sock Koong [1]	**1,439,420**	1,439,420	**18,744,985**	14,765,985
Lee Hsien Yang [2]	**475,000**	4,050,000	**21,332,142**	19,887,857
Graham John Bradley	**88,200**	92,860	-	-
Paul Chan Kwai Wah	**54,600**	57,460	**1,550**	1,620
Heng Swee Keat	**1,330**	1,390	-	-
Simon Israel	**179,820**	139,283	-	-
Professor Tommy Koh	**3,270**	3,440	**580**	610
John Powell Morschel	**55,780**	58,700	-	-
Kaikhushru Shiavax Nargolwala	**100,000**	-	-	-
Deepak S Parekh	-	-	-	-
Nicky Tan Ng Kuang	**150,000**	55,720	-	-
(Options to purchase ordinary shares)				
Chumpol NaLamlieng [3]	-	60,000	-	-
Chua Sock Koong [4]	**1,584,000**	1,584,000	-	-
Lee Hsien Yang [5]	**2,000,000**	2,000,000	-	-
Singapore Airlines Limited				
(Ordinary shares)				
Chua Sock Koong	**2,000**	2,000	-	-
Paul Chan Kwai Wah	-	-	**20,000**	20,000
Simon Israel	**9,500**	9,500	-	-
Neptune Orient Lines Limited				
(Ordinary shares)				
Paul Chan Kwai Wah	**1,000**	1,000	**1,000**	1,000



4. DIRECTORS' INTERESTS IN SHARES AND DEBENTURES (cont'd)

	Holdings registered in the name of Director or nominee		Holdings in which Director is deemed to have an interest	
	At 31 Mar 07	At 1 Apr 06 or date of appointment, if later	At 31 Mar 07	At 1 Apr 06 or date of appointment, if later
SP AusNet (stapled securities comprising one share in each of SP Australia Networks (Transmission) Ltd and SP Australia Networks (Distribution) Ltd and a unit in SP Australia Networks (Finance) Trust)				
Nicky Tan Ng Kuang	**600,000**	600,000	-	-

Notes:

(1) Chua Sock Koong's deemed interest of 18,744,985 shares included:

(a) 16,257,010 ordinary shares in SingTel held by RBC Dexia Trust Services Singapore Limited, the trustee of a trust established for the purposes of the SingTel Executives' Performance Share Plan ("**Share Plan 2003**") and Share Plan 2004 for the benefit of eligible employees of the Group;

(b) 28,137 ordinary shares held by Ms Chua's spouse; and

(c) an aggregate of up to 2,459,838 ordinary shares in SingTel awarded to Ms Chua pursuant to the Share Plan 2004, subject to certain performance criteria being met and other terms and conditions.

(2) Lee Hsien Yang's deemed interest of 21,332,142 shares included:

(a) 16,257,010 ordinary shares in SingTel held by RBC Dexia Trust Services Singapore Limited;

(b) 1,360 ordinary shares held by Mr Lee's spouse; and

(c) an aggregate of up to 5,073,772 ordinary shares in SingTel awarded to Mr Lee pursuant to the Share Plan 2004, subject to certain performance criteria being met and other terms and conditions

(3) At an exercise price of S$1.39 per share.

(4) At exercise prices of between S$1.51 and S$2.97 per share (1 April 2006: Between S$1.51 and S$2.97 per share).

(5) At an exercise price of S$2.22 or S$2.97 per share (1 April 2006: At S$2.22 or S$2.97 per share).

Between the end of the financial year and 21 April 2007, Chua Sock Koong's deemed interest increased to 20,830,985 shares due to the acquisition by RBC Dexia Trust Services Singapore Limited of an additional 2,086,000 ordinary shares in SingTel for the benefit of eligible employees in the Group.

Except as disclosed above, there were no changes to any of the above-mentioned interests between the end of the financial year and 21 April 2007.

5. DIRECTORS' CONTRACTUAL BENEFITS

Since the end of the previous financial year, no Director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the Director or with a firm of which he is a member, or with a company in which he has a substantial financial interest except as disclosed in the notes to the financial statements and in this report.

6. SHARE OPTIONS AND PERFORMANCE SHARES

The Compensation Committee is responsible for administering the share option and performance share plans. At the date of this report, the members of the Compensation Committee are Chumpol NaLamlieng (Chairman of the Compensation Committee), Heng Swee Keat, John Powell Morschel, and Deepak S Parekh.

Summary Directors' Report

For the financial year ended 31 March 2007



6.1 Share Options

1999 Scheme

Options granted pursuant to the 1999 Scheme are in respect of ordinary shares in SingTel. Options exercised and cancelled during the financial year, and options outstanding at the end of the financial year under the 1999 Scheme, were as follows:

Date of grant	Exercise period	Exercise price	Balance as at 1 Apr 06 ('000)	Options exercised ('000)	Options cancelled ('000)	Balance as at 31 Mar 07 ('000)
Market Price Share Options						
For staff and senior management						
09.11.99	10.11.00 to 09.11.09	S$2.97	6,121	(1,575)	(284)	**4,262**
09.06.00	10.06.01 to 09.06.10	S$2.22	14,573	(6,998)	(102)	**7,473**
11.09.00	12.09.01 to 11.09.10	S$2.61	20	(20)	-	-
25.09.00	26.09.01 to 25.09.10	S$2.54	20	-	(20)	-
02.10.00	03.10.01 to 02.10.10	S$2.49	555	(555)	-	-
25.10.00	26.10.01 to 25.10.10	S$2.65	10	(10)	-	-
08.01.01	09.01.02 to 08.01.11	S$2.62	225	(225)	-	-
19.02.01	20.02.02 to 19.02.11	S$2.79	20	-	(20)	-
30.05.01	31.05.02 to 30.05.11	S$1.66	8,273	(3,921)	(65)	**4,287**
01.06.01	02.06.02 to 01.06.11	S$1.64	30	-	-	**30**
05.07.01	06.07.02 to 05.07.11	S$1.82	15	(15)	-	-
01.08.01	02.08.02 to 01.08.11	S$1.78	10	(10)	-	-
16.08.01	17.08.02 to 16.08.11	S$1.85	78	-	-	**78**
29.11.01	30.11.02 to 29.11.11	S$1.70	10,899	(4,368)	(507)	**6,024**
30.05.02	31.05.03 to 30.05.12	S$1.51	22,356	(9,310)	(707)	**12,339**
			63,205	(27,007)	(1,705)	**34,493**
For Group Chief Executive Officer (Lee Hsien Yang)						
09.11.99	10.11.00 to 09.11.09	S$2.97	500	-	-	**500**
09.06.00	10.06.01 to 09.06.10	S$2.22	1,500	-	-	**1,500**
			2,000	-	-	**2,000**
For Deputy Chief Executive Officer (Chua Sock Koong)						
09.11.99	10.11.00 to 09.11.09	S$2.97	134	-	-	**134**
09.06.00	10.06.01 to 09.06.10	S$2.22	750	-	-	**750**
30.05.01	31.05.02 to 30.05.11	S$1.66	400	(400)	-	-
30.05.02	31.05.03 to 30.05.12	S$1.51	900	(200)	-	**700**
			2,184	(600)	-	**1,584**
For non-executive Directors (including those who have since retired)						
09.09.02	10.09.03 to 09.09.07	S$1.39	180	(120)	-	**60**
Sub-total			**67,569**	**(27,727)**	**(1,705)**	**38,137**
Performance Share Options						
For senior management						
03.07.02	03.07.05 to 03.07.12	S$1.33	1,350	(1,350)	-	-
Sub-total			**1,350**	**(1,350)**	**-**	**-**
Total			**68,919**	**(29,077)**	**(1,705)**	**38,137**

Further particulars of the options granted pursuant to the 1999 Scheme have been set out in the Directors' Reports for the financial years ended 31 March 2001 to 31 March 2006.



6.1 Share Options (cont'd)

Details of the Directors' share options are set out in the following table:

	Aggregate Options		
	Granted since commencement of scheme to 31 Mar 07 ('000)	Exercised since commencement of scheme to 31 Mar 07 ('000)	Outstanding as at 31 Mar 07 ('000)
1999 Scheme			
Chumpol NaLamlieng	**60**	**(60)**	**-**
Chua Sock Koong	**4,709**	**(3,125)**	**1,584**
Lee Hsien Yang [1]	**6,050**	**(4,050)**	**2,000**
Graham John Bradley	**-**	**-**	**-**
Paul Chan Kwai Wah	**60**	**(60)**	**-**
Heng Swee Keat	**-**	**-**	**-**
Simon Israel	**-**	**-**	**-**
Professor Tommy Koh	**-**	**-**	**-**
John Powell Morschel	**60**	**(60)**	**-**
Kaikhushru Shiavax Nargolwala	**-**	**-**	**-**
Deepak S Parekh	**-**	**-**	**-**
Jackson Peter Tai [2]	**60**	**-**	**60**
Nicky Tan Ng Kuang	**60**	**(60)**	**-**
	11,059	**(7,415)**	**3,644**

Notes:

(1) Lee Hsien Yang stepped down as a Director of the Company with effect from 1 April 2007.

(2) Jackson Peter Tai retired as a Director of the Company following the conclusion of the Annual General Meeting held on 28 July 2006.

No options were granted to the Directors during the financial year ended 31 March 2007.

The 1999 Scheme was suspended with the implementation of the Share Plan 2003 following a review of the remuneration policy across the Group in 2003. Hence no option has been granted since 2003. The existing options granted will continue to vest according to the terms and conditions of the 1999 Scheme and the respective grants.

From the commencement of the 1999 Scheme to 31 March 2007, options in respect of an aggregate of 273,767,350 ordinary shares in the Company have been granted to Directors and employees of the Company and its subsidiaries.

Optus Executive Option Plan

With the acquisition of SingTel Optus Pty Limited ("**Optus**"), the Optus Executive Option Plan ("**Optus Plan**") was amended to allow Optus to discharge its obligations by procuring the issue to the Optus option holder of ordinary shares in SingTel in the ratio of 1.66 SingTel shares per option.

Details were as follows:

Date of grant	Exercise period	Exercise price	Balance as at 1 Apr 06 ('000)	Options exercised ('000)	Options cancelled ('000)	Balance as at 31 Mar 07 ('000)
24.05.00	24.05.03 to 24.05.07	A$3.63 for 1.66 SingTel shares	5,733	(2,187)	(1,010)	**2,536**

The figures in the table above show the number of unissued SingTel shares represented by a corresponding number of outstanding Optus Plan share options based on a ratio of 1.66 SingTel shares per option. As at the date of acquisition of Optus in 2001, there were 7,004,700 options outstanding under the Optus Plan, representing 11,627,802 unissued SingTel shares. There have been no new grants since the acquisition date.

Summary Directors' Report

For the financial year ended 31 March 2007



6.1 **Share Options (cont'd)**

The options under the 1999 Scheme and the Optus Plan do not entitle the holders of the options, by virtue of such holdings, to any right to participate in any share issue of any other company.

No option has been granted to controlling shareholders of the Company or their associates, and there are no participants who have received five per cent or more of the total number of options available under the 1999 Scheme or the Optus Plan.

6.2 **Performance Shares**

Following the review of the remuneration policy across the Group, SingTel implemented the Share Plan 2003 in June 2003 and granted awards to selected employees of the Group under this plan. This plan only allows the purchase and delivery of existing SingTel shares to participants upon the vesting of the awards.

The Share Plan 2004 was implemented with the approval of shareholders at the Extraordinary General Meeting held on 29 August 2003. This plan gives the flexibility to either allot and issue and deliver new SingTel shares or purchase and deliver existing SingTel shares upon the vesting of awards.

Participants will receive fully paid SingTel shares free of charge, the equivalent in cash, or combinations thereof, provided that certain prescribed performance targets are met within a prescribed performance period. The performance period for the awards granted is three years. The number of SingTel shares to be allocated to each participant or category of participants will be determined at the end of the performance period based on the level of attainment of the performance targets.

From the commencement of the performance share plans to 31 March 2007, awards comprising an aggregate of 38,548,775 shares and 105,379,959 shares have been granted under the Share Plan 2003 and Share Plan 2004 respectively.

Performance share awards granted, vested and cancelled during the financial year, and share awards outstanding at the end of the financial year, were as follows:

Date of grant	Balance as at 1 Apr 06 ('000)	Share awards granted ('000)	Share awards vested ('000)	Share awards cancelled ('000)	Balance as at 31 Mar 07 ('000)
Performance shares (General Awards)					
For staff and senior management					
25.06.03	25,244	-	(17,316)	(7,928)	**-**
25.02.04	37	-	(26)	(11)	**-**
26.05.04	25,348	-	(303)	(1,974)	**23,071**
01.09.04	466	-	-	-	**466**
26.11.04	50	-	-	-	**50**
26.05.05	26,216	-	(48)	(2,371)	**23,797**
25.08.05	154	-	-	-	**154**
30.11.05	299	-	-	-	**299**
28.02.06	454	-	-	-	**454**
25.05.06	-	33,431	(3)	(1,810)	**31,618**
24.08.06	-	20	-	-	**20**
28.11.06	-	30	-	-	**30**
02.03.07	-	418	-	-	**418**
	78,268	33,899	(17,696)	(14,094)	**80,377**



6.2 Performance Shares (cont'd)

Date of grant	Balance as at 1 Apr 06 ('000)	Share awards granted ('000)	Share awards vested ('000)	Share awards cancelled ('000)	Balance as at 31 Mar 07 ('000)
For Group Chief Executive Officer (Lee Hsien Yang)					
25.06.03	703	-	(492)	(211)	**-**
26.05.04	750	-	-	-	**750**
26.05.05	899	-	-	-	**899**
25.05.06	-	1,145	-	-	**1,145**
	2,352	1,145	(492)	(211)	**2,794**
For Deputy Chief Executive Officer (Chua Sock Koong)					
25.06.03	556	-	(389)	(167)	**-**
26.05.04	357	-	-	-	**357**
26.05.05	336	-	-	-	**336**
28.02.06	455	-	-	-	**455**
25.05.06	-	470	-	-	**470**
	1,704	470	(389)	(167)	**1,618**
Sub-total	**82,324**	**35,514**	**(18,577)**	**(14,472)**	**84,789**
Performance shares (Senior Management Awards)					
For senior management					
25.06.03	1,200	-	(1,200)	-	**-**
26.05.04	660	-	-	-	**660**
26.05.05	1,249	-	-	(26)	**1,223**
25.05.06	-	1,972	-	-	**1,972**
	3,109	1,972	(1,200)	(26)	**3,855**
For Group Chief Executive Officer (Lee Hsien Yang)					
25.06.03	703	-	(703)	-	**-**
26.05.04	750	-	-	-	**750**
26.05.05	745	-	-	-	**745**
25.05.06	-	786	-	-	**786**
	2,198	786	(703)	-	**2,281**
For Deputy Chief Executive Officer (Chua Sock Koong)					
25.06.03	417	-	(417)	-	**-**
26.05.04	267	-	-	-	**267**
26.05.05	251	-	-	-	**251**
25.05.06	-	323	-	-	**323**
	935	323	(417)	-	**841**
Sub-total	**6,242**	**3,081**	**(2,320)**	**(26)**	**6,977**
Total	**88,566**	**38,595**	**(20,897)**	**(14,498)**	**91,766**



Summary Directors' Report

For the financial year ended 31 March 2007

6.2 Performance Shares (cont'd)

During the financial year, awards in respect of an aggregate of 20,542,190 and 353,941 shares granted under the Share Plan 2003 and Share Plan 2004 were vested respectively. The awards under Share Plan 2003 were satisfied in part by the delivery of existing shares purchased from the market and in part by the payment of cash in lieu of delivery of shares, as permitted under the Share Plan 2003. The awards under Share Plan 2004 were satisfied by the payment of cash in lieu of delivery of shares, as permitted under the Share Plan 2004.

The shares not vested as at 31 March 2007 relate only to awards granted under the Share Plan 2004.

As at 31 March 2007, no participant has been granted options under the 1999 Scheme or the Optus Plan and/or received shares pursuant to the vesting of awards granted under the Share Plan 2004 which, in aggregate, represents five per cent or more of the aggregate of:

(i) the total number of new shares available under the Share Plan 2004, the 1999 Scheme and the Optus Plan collectively; and

(ii) the total number of existing shares purchased for delivery of awards released under the Share Plan 2004.

7. AUDIT COMMITTEE

At the date of this report, the Audit Committee comprises the following members, all of whom are non-executive and independent:

Nicky Tan Ng Kuang (Chairman of the Audit Committee)
Graham John Bradley
Kaikhushru Shiavax Nargolwala (appointed on 29 September 2006)

Heng Swee Keat, who served during the financial year, stepped down as a member of the Audit Committee on 28 September 2006.

8. UNUSUAL ITEMS DURING AND AFTER THE FINANCIAL YEAR

In the opinion of the directors, no item, transaction or event of a material and unusual nature has arisen during the financial year or in the interval between the end of the financial year and the date of this report which would substantially affect the results of the operations of the Group for the financial year in which this report is made, or render any item in the financial statements of the Group and Company for the current financial year misleading, and/or affect the ability of the Group and the Company in meeting the obligations as and when they fall due, except as disclosed in the notes to the full financial statements.

The Summary Financial Statement set out on pages 5 to 20 was approved by the Board of Directors on 8 May 2007 and was signed on its behalf by:

Chumpol NaLamlieng
Chairman

Chua Sock Koong
Director

Singapore, 8 May 2007



Independent Auditors' Report

To the Members of Singapore Telecommunications Limited
For the financial year ended 31 March 2007

We have examined the Summary Financial Statement set out on pages 5 to 20.

In our opinion, the Summary Financial Statement is consistent in all material aspects with the full financial statements and Directors' Report of Singapore Telecommunications Limited ("Company") and its subsidiaries ("Group") for the year ended 31 March 2007 from which they were derived and complies with the requirements of Section 203A of the Singapore Companies Act, Chapter 50 and the regulations made thereunder, applicable to a Summary Financial Statement.

For a better understanding of the state of affairs of the Company and of the Group as at 31 March 2007 and of the results of the Group for the financial year ended on that date and of the scope of our audit, the Summary Financial Statement should be read in conjunction with the full financial statements and our audit report thereon.

We have issued an unqualified audit report dated 8 May 2007 on the full financial statements of Singapore Telecommunications Limited and its subsidiaries for the year ended 31 March 2007, which is as follows:

"INDEPENDENT AUDITORS' REPORT
TO THE MEMBERS OF SINGAPORE TELECOMMUNICATIONS LIMITED
For the financial year ended 31 March 2007

We have audited the accompanying financial statements of Singapore Telecommunications Limited (the Company) and its subsidiaries (the Group) which comprise the balance sheets of the Group and the Company as at 31 March 2007, the income statement, statement of changes in equity and cash flow statement of the Group and the statement of changes in equity of the Company for the year then ended, and a summary of significant accounting policies and other explanatory notes, as set out on pages 85 to 172.

The financial statements for the year ended 31 March 2006 were audited by another auditor whose report dated 3 May 2006 expressed an unqualified opinion on those financial statements.

Directors' Responsibility
The Company's Directors are responsible for the preparation and fair presentation of these financial statements in accordance with Singapore Financial Reporting Standards and the Singapore Companies Act, Cap. 50 (the "Act"). This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Directors, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Independent Auditors' Report

To the Members of Singapore Telecommunications Limited
For the financial year ended 31 March 2007

Opinion

In our opinion,
(a) the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company are properly drawn up in accordance with the provisions of the Act and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2007 and of the results, changes in equity and cash flows of the Group and changes in equity of the Company for the year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act."

Deloitte & Touche
Certified Public Accountants

Singapore, 8 May 2007

Note
1. The page numbers are as stated in the Independent Auditors' Report dated 8 May 2007 included in Singapore Telecommunications Limited's full financial statements for the financial year ended 31 March 2007.



Summary Consolidated Income Statement

For the financial year ended 31 March 2007

	Notes	2007 S$ Mil	2006 S$ Mil
Operating revenue		**13,151.1**	13,138.4
Operating expenses		**(8,986.3)**	(8,783.3)
Other income		**116.9**	111.6
Operational EBITDA		**4,281.7**	4,466.7
Compensation from IDA		**337.0**	337.0
Depreciation and amortisation		**(1,854.6)**	(1,976.7)
Exceptional items		**185.0**	815.5
Profit on operating activities		**2,949.1**	3,642.5
Share of results of associated and joint venture companies		**1,537.7**	1,206.5
Profit before interest, investment income and tax		**4,486.8**	4,849.0
Interest and investment income		**87.3**	137.0
Finance costs		**(421.4)**	(486.7)
Profit before tax		**4,152.7**	4,499.3
Tax expense		**(373.4)**	(338.0)
Profit after tax		**3,779.3**	4,161.3
Attributable to:			
Shareholders of the Company		**3,778.8**	4,163.3
Minority interest		**0.5**	(2.0)
		3,779.3	4,161.3
Underlying net profit	3	**3,556.3**	3,294.9
EBITDA	4	**6,691.5**	6,452.7
Earnings per share attributable to shareholders of the Company			
- basic (cents)		23.25	24.98
- diluted (cents)		23.13	24.88



Summary Balance Sheets

As at 31 March 2007

	Note	Group 2007 S$ Mil	Group 2006 S$ Mil	Company 2007 S$ Mil	Company 2006 S$ Mil
Current assets					
Cash and cash equivalents		**1,390.1**	2,770.3	**188.5**	669.8
Trade and other receivables		**2,448.1**	2,078.3	**1,477.1**	1,058.1
Trading investments		**341.5**	860.3	**-**	-
Derivative financial instruments		**-**	69.8	**-**	6.6
Inventories		**93.4**	186.3	**6.3**	7.5
		4,273.1	5,965.0	**1,671.9**	1,742.0
Non-current assets					
Property, plant and equipment		**9,729.6**	9,464.7	**1,970.9**	2,208.7
Intangible assets		**10,091.4**	10,115.6	**3.3**	3.6
Subsidiaries		**-**	-	**18,319.0**	18,392.2
Associated companies		**93.9**	93.2	**24.7**	24.7
Joint venture companies		**7,077.5**	6,472.6	**49.1**	56.1
Available-for-sale (AFS) investments		**42.4**	51.7	**33.3**	43.3
Derivative financial instruments		**191.6**	239.2	**191.6**	239.2
Deferred tax assets		**1,047.7**	1,111.2	**-**	-
Other non-current receivables		**100.1**	93.0	**16.9**	26.2
		28,374.2	27,641.2	**20,608.8**	20,994.0
Total assets		**32,647.3**	33,606.2	**22,280.7**	22,736.0
Current liabilities					
Trade and other payables		**3,106.0**	3,183.0	**4,954.1**	2,174.5
Provision		**11.2**	18.5	**-**	-
Current tax liabilities		**343.4**	360.0	**225.4**	232.9
Borrowings (unsecured)		**196.3**	1,492.8	**-**	564.3
Borrowings (secured)		**0.6**	0.7	**-**	-
Derivative financial instruments		**17.8**	72.8	**5.0**	72.8
		3,675.3	5,127.8	**5,184.5**	3,044.5
Non-current liabilities					
Borrowings (unsecured)		**6,271.2**	5,907.2	**4,397.0**	4,580.7
Borrowings (secured)		**0.3**	-	**-**	-
Advance billings		**310.1**	312.4	**-**	-
Deferred income		**16.3**	18.5	**13.1**	9.0
Derivative financial instruments		**1,008.6**	605.7	**736.0**	474.0
Deferred tax liabilities		**315.4**	375.6	**231.3**	282.9
Other non-current liabilities		**200.1**	165.8	**17.0**	21.0
		8,122.0	7,385.2	**5,394.4**	5,367.6
Total liabilities		**11,797.3**	12,513.0	**10,578.9**	8,412.1
Net assets		**20,850.0**	21,093.2	**11,701.8**	14,323.9
Share capital and reserves					
Share capital	5	**2,562.1**	4,774.7	**2,562.1**	4,774.7
Reserves		**18,285.1**	16,315.9	**9,139.7**	9,549.2
Interest of shareholders of the Company		**20,847.2**	21,090.6	**11,701.8**	14,323.9
Minority interests		**2.8**	2.6	**-**	-
Total equity		**20,850.0**	21,093.2	**11,701.8**	14,323.9
Net current assets/(liabilities)		**597.8**	837.2	**(3,512.6)**	(1,302.5)

Selected Notes to the Summary Financial Statement



For the financial year ended 31 March 2007

1. CHANGES IN ACCOUNTING POLICIES

The Group has adopted certain revised Financial Reporting Standards ("**FRS**") and Interpretations to FRS ("**INT FRS**") that became mandatory from 1 April 2006. The adoption did not result in substantial changes to the Group's accounting policies except for the following:

(a) INT FRS 104, ***Determining Whether an Arrangement Contains a Lease***, gives guidance in determining whether arrangements that do not take the legal form of a lease should, nonetheless, be accounted for in accordance with FRS 17, **Leases**.

In prior years, revenues from sales of network capacity were recognised evenly over the periods of the Indefeasible Rights Of Use (IRU) agreements.

With effect from 1 April 2006, the Group accounts for sales of network capacity as finance leases where:

(i) the purchaser's right of use is exclusive and irrevocable;
(ii) the asset is specific and separable;
(iii) the term of the contract is for the major part of the asset's useful economic life;
(iv) the attributable costs or carrying value can be measured reliably; and
(v) no significant risks are retained by the Group.

Sales of network capacity that do not meet the above criteria are accounted for as an operating lease.

The change in the accounting policy does not have a material impact on the financial statements of the Group or the Company.

(b) FRS 39 (Amendment), ***Financial Guarantee Contracts***, requires financial guarantees issued by the Company to be recorded initially at fair values plus transactions costs and amortised in the income statement over the period of the guarantee. The standard is to be applied on a retrospective basis. There were no financial guarantee contracts entered into by the Company in the prior years.

As at 31 March 2007, a guarantee of S$650 million provided by the Company to a wholly-owned subsidiary has been accounted under this revised policy.

The change in accounting policy resulted in an increase of S$1.9 million in the shareholders' equity and net profit of the Company each and an increase of S$8.8 million in the financial liabilities of the Company.

This change in accounting policy has no impact to the consolidated financial statements.



Selected Notes to the Summary Financial Statement

For the financial year ended 31 March 2007

2. KEY MANAGEMENT PERSONNEL COMPENSATION

	Group	
	2007 S$ Mil	**2006 S$ Mil**
Key management personnel compensation [1]		
Directors' remuneration [2]	**4.6**	3.7
Other key management personnel [3] [4]	**7.9**	16.0
	12.5	19.7

Notes:

(1) Comprised base salary, annual wage supplement, bonus, contributions to defined contribution plans and other cash benefits and does not include performance share expense.

(2) Chua Sock Koong, the former Group Chief Financial Officer, was appointed as a Director and Group Chief Executive Officer of the Company on 12 October 2006 and 1 April 2007 respectively. For the current financial year ended 31 March 2007, the Directors' remuneration comprised Lee Hsien Yang's remuneration for the year ended 31 March 2007 and Chua Sock Koong's remuneration from the date of her appointment as a Director from 12 October 2006. Lee Hsien Yang was the only Executive Director of the Company in the financial year ended 31 March 2006. A further payment of S$1.8 million was made to Lee Hsien Yang subsequent to the balance sheet date.

The Directors were awarded up to 2,723,114 (2006: 1,643,701) ordinary shares of SingTel pursuant to Share Plan 2004, subject to certain performance criteria including other terms and conditions being met. The performance share expense for the Directors computed in accordance with FRS 102, *Share-based Payment*, was S$3.9 million (2006: S$2.5 million).

(3) Included Chua Sock Koong's remuneration from 1 April 2006 to 11 October 2006.

(4) The other key management personnel (excluding Chua Sock Koong) were awarded up to 3,367,652 (2006: 5,534,298) ordinary shares of SingTel pursuant to Share Plan 2004, subject to certain performance criteria including other terms and conditions being met. The performance share expense for other key management computed in accordance with FRS 102, *Share-based Payment*, was S$5.2 million (2006: S$7.4 million).

The other key management personnel of the Group comprise members of SingTel's Management Committee. The composition of the Management Committee has been streamlined during the year.

3. UNDERLYING NET PROFIT

	Group	
	2007 S$ Mil	**2006 S$ Mil**
Profit attributable to shareholders	**3,778.8**	4,163.3
Adjustments for:		
Exceptional items	**(185.0)**	(815.5)
Exceptional tax credit	**(37.5)**	-
Exchange gain on short term loan to Optus, net of hedging	**-**	(52.9)
	3,556.3	3,294.9



4. EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION ("EBITDA")

	Group 2007 S$ Mil	Group 2006 S$ Mil
Profit before tax	**4,152.7**	4,499.3
Adjustments for:		
Depreciation and amortisation	**1,854.6**	1,976.7
Exceptional items	**(185.0)**	(815.5)
Interest and investment income	**(87.3)**	(137.0)
Finance costs	**421.4**	486.7
Share of taxes of associated and joint venture companies	**535.1**	442.5
EBITDA	**6,691.5**	6,452.7

5. SHARE CAPITAL

Group and Company	2007 Number of shares Mil	2007 Share capital S$ Mil	2006 Number of shares Mil	2006 Share capital S$ Mil
Balance as at 1 Apr	**16,703.3**	**4,774.7**	16,641.5	2,496.2
Issue of shares under share options	**31.3**	**59.0**	61.8	20.5
Cancellation of shares on capital reduction	**(829.0)**	**(2,271.6)**	-	-
Transfer upon implementation of Companies (Amendment) Act 2005				
– 'Share Premium'	-	-	-	2,248.8
– 'Capital Redemption Reserve'	-	-	-	9.2
Balance as at 31 Mar	**15,905.6**	**2,562.1**	16,703.3	4,774.7

6. DIVIDENDS

	Group 2007 S$ Mil	Group 2006 S$ Mil	Company 2007 S$ Mil	Company 2006 S$ Mil
Interim dividend of 4.5 cents net of tax of 18.0 per cent (2006: nil) per share, paid	**584.5**	-	**585.0**	-
Final dividend of 10.0 cents (2006: 8.0 cents net of tax of 20.0 per cent) per share and special dividend of nil (2006: 5.0 cents net of tax of 20.0 per cent) per share, paid	**1,336.4**	1,733.8	**1,337.2**	1,735.1
	1,920.9	1,733.8	**1,922.2**	1,735.1



Selected Notes to the Summary Financial Statement

For the financial year ended 31 March 2007

6. DIVIDENDS (cont'd)

During the year, an interim ordinary dividend of 4.5 cents per share, less tax at 18.0 per cent was paid in respect of the financial year ended 31 March 2007 and a final ordinary dividend of 10.0 cents per share, less tax at 20.0 per cent was paid in respect of the financial year ended 31 March 2006. The amount paid by the Group differed from that paid by the Company due to dividends on performance shares held by RBC Dexia Trust Services Singapore Limited (the "**Trust**") that were eliminated on consolidation of the Trust.

The directors have proposed a final one-tier exempt ordinary dividend of 6.5 cents per share and a special one-tier exempt dividend of 9.5 cents per share totalling S$2.54 billion for the Group and Company in respect of the financial year ended 31 March 2007 for approval at the forthcoming Annual General Meeting.

These financial statements do not reflect the final and special dividend payable of S$2.54 billion, which will be accounted for in the shareholders' equity as an appropriation of 'Retained Earnings' in the next financial year ending 31 March 2008.

7. RELATED PARTY TRANSACTIONS

Related parties consist of key management of the Group, subsidiaries of the ultimate holding company and associated and joint venture companies of the Group. In addition to the related party information disclosed elsewhere in the financial statements, the Group had the following significant transactions and balances with related parties:

	Group	
	2007 S$ Mil	**2006 S$ Mil**
Revenue		
Subsidiaries of ultimate holding company		
Telecommunications	**90.1**	107.8
Rental and maintenance	**30.7**	30.1
Information technology	**4.6**	4.1
Associated and joint venture companies		
Telecommunications	**20.0**	104.9
Capacity sales	-	9.0
Expenses		
Subsidiaries of ultimate holding company		
Telecommunications	**38.3**	33.1
Utilities	**52.7**	48.5
Associated and joint venture companies		
Telecommunications	**63.7**	61.1
Transmission capacity	**35.4**	60.4
Postal	**11.6**	16.7
Network terminations	-	66.2
Rental	**4.1**	4.8
Due from related parties	**15.8**	25.6
Due to related parties	**3.7**	5.2

All the above transactions were at normal commercial terms and conditions and market rates.

Please refer to Note 2 for information on key management personnel compensation.

Shareholder Information

As at 30 May 2007



Ordinary shares

Number of ordinary shareholders	314,138
Number of holders of CHESS Units of Foreign Securities relating to ordinary shares in the Company ("**CUFS**")	24,855

Voting rights:
On a show of hands – every member present in person and each proxy shall have one vote
On a poll – every member present in person or by proxy shall have one vote for every share he holds or represents

SingTel shares are listed on Singapore Exchange Securities Trading Limited and ASX Limited ("**ASX**") (in the form of CUFS).

Substantial shareholders

	Direct Interest^	Deemed Interest*
Temasek Holdings (Private) Limited	8,613,550,910	303,430,768
The Capital Group Companies, Inc.	-	874,447,264

^ Includes 279,318,975 shares held by DBS Nominees Pte Ltd as custodian.

* The deemed interests were deemed through shareholdings of the substantial shareholder's associated and/or subsidiary companies.

Major shareholders list – Top 20

No.	Name	No. of shares held	% of issued share capital
1	Temasek Holdings (Private) Limited	8,613,550,910	54.14
2	DBS Nominees Pte Ltd	1,988,689,594	12.50
3	DBSN Services Pte Ltd	1,314,645,315	8.26
4	Central Provident Fund Board	1,007,214,282	6.33
5	Citibank Nominees Singapore Pte Ltd	726,820,265	4.57
6	HSBC (Singapore) Nominees Pte Ltd	607,057,334	3.81
7	Chess Depositary Nominees Pty Limited*	463,083,476	2.91
8	Raffles Nominees Pte Ltd	404,745,256	2.54
9	United Overseas Bank Nominees Pte Ltd	246,157,911	1.55
10	DB Nominees (S) Pte Ltd	43,331,690	0.27
11	Morgan Stanley Asia (S'pore)	40,692,771	0.26
12	OCBC Nominees Singapore Pte Ltd	20,576,572	0.13
13	Merrill Lynch (S'pore) Pte Ltd	15,414,301	0.10
14	Oversea-Chinese Bank Nominees Pte Ltd	14,198,500	0.09
15	TM Asia Life Singapore Ltd - Par Fund	11,093,070	0.07
16	Royal Bank of Canada (Asia) Ltd	5,761,950	0.04
17	Societe Generale S'pore Branch	4,000,602	0.02
18	UOB Kay Hian Pte Ltd	3,621,648	0.02
19	CIMB-GK Securities Pte. Ltd.	2,938,593	0.02
20	Phillip Securities Pte Ltd	2,657,275	0.02
		15,536,251,315	97.65

* The shares held by CHESS Depository Nominees Pty Ltd are held on behalf of the persons entered in the register of CUFS holders.

Shareholder Information

As at 30 May 2007



Major CUFS holders list* – Top 20

No.	Name	No. of CUFS held	% of issued share capital
1	HSBC Custody Nominees (Australia) Limited	95,443,240	0.60
2	National Nominees Limited	77,893,931	0.49
3	RBC Dexia Investor Services Australia Nominees Pty Limited (PIPOOLED A/C)	47,641,144	0.30
4	J P Morgan Nominees Australia Limited	27,462,289	0.17
5	RBC Dexia Investor Services Australia Nominees Pty Limited	24,900,620	0.16
6	Citicorp Nominees Pty Limited	13,119,427	0.08
7	Cogent Nominees Pty Limited	12,648,922	0.08
8	Citicorp Nominees Pty Limited (CFS WSLE Imputation Fund A/C)	9,618,511	0.06
9	Citicorp Nominees Pty Limited (CFSIL CWLTH Aust Shs 1 A/C)	9,600,000	0.06
10	RBC Dexia Investor Services Australia Nominees Pty Limited (PIIC A/C)	6,973,913	0.04
11	Citicorp Nominees Pty Limited (CFS Imputation Fund A/C)	6,247,426	0.04
12	Citicorp Nominees Pty Limited (CFSIL CWLTH Aust Shs 4 A/C)	5,919,155	0.04
13	HSBC Custody Nominees (Australia) Limited - A/C 2	5,225,668	0.03
14	M F Custodians Ltd	4,784,253	0.03
15	Citicorp Nominees Pty Limited (CFS WSLE Aust Share Fund A/C)	4,319,157	0.03
16	ANZ Nominees Limited (Cash Income A/C)	3,849,547	0.02
17	The Australian National University Investment Section Canberra Act	3,650,000	0.02
18	AMP Life Limited	3,299,735	0.02
19	Australian Reward Investment Alliance (C/- J P Morgan Nominees Australia Limited)	3,148,169	0.02
20	Queensland Investment Corporation (C/- National Nominees Limited)	2,873,404	0.02
		368,618,511	2.31

* CUFS are CHESS Units of Foreign Securities relating to ordinary shares in the Company. The shares are held by CHESS Depository Nominees Pty Ltd on behalf of the persons entered in the CUFS register.

Analysis of shareholders and CUFS holders

Range of holdings	No. of holders	% of holders	No. of shares/CUFS	% of issued share capital
1 - 999	286,451	84.50	66,211,404	0.41
1,000 – 5,000	38,997	11.50	90,087,837	0.57
5,001 – 10,000	7,482	2.21	56,622,345	0.36
10,001 – 100,000	5,722	1.69	140,013,646	0.88
100,001 – 1,000,000	280	0.08	68,726,492	0.43
1,000,001 and above	61	0.02	15,487,969,107	97.35
	338,993	100.00	15,909,630,831	100.00
Number of holders holding less than a marketable parcel				5,638

Notes:

1. This table is compiled on the basis that each holding of CUFS is a separate holding and, accordingly, the holding of shares by CHESS Depositary Nominees Pty Ltd is ignored.
2. Based on information available to the Company as at 30 May 2007, approximately 38.4% of the issued ordinary shares of the Company is held by the public and, therefore, Rule 723 of the Listing Manual issued by the Singapore Exchange Securities Trading Limited is complied with.
3. A marketable parcel is defined in the ASX Listing Rules as a parcel of securities of not less than $500 in Australian dollars, based on the closing price of the securities on the ASX.

Share Purchase Mandate

At the Extraordinary General Meeting of the Company held on 28 July 2006 ("2006 EGM"), the shareholders approved the renewal of a mandate to enable the Company to purchase or otherwise acquire not more than 10 per cent of the issued ordinary share capital of the Company as at the date of the 2006 EGM. As at 30 May 2007, there is no current on-market buy-back of shares pursuant to the mandate.

Shareholder Returns



Share Price Performance
SingTel's share price rose 24 per cent on the SGX and 17 per cent on the ASX between April 2006 and March 2007.

SingTel Share Price Performance – 1 April 2006 to 31 March 2007



50%
40%
30%
20%
10%
0%
-10%
-20%
Apr 06
May 06
Jun 06
Jul 06
Aug 06
Sep 06
Oct 06
Nov 06
Dec 06
Jan 07
Feb 07
Mar 07
SingTel – SGX, 24%
SingTel – ASX, 17%
STI Index, 28%
MSCI Global Telecommunications Index, 26%
MSCI Asia Pacific Telecommunications Index, 29%

Shareholder Payout
SingTel has a track record of generous shareholder payout. We remain committed to paying between 40 and 50 per cent of our underlying net profit. For the financial year ended 31 March 2007, the Board has recommended a total distribution of S$3.3 billion, comprising S$1.8 billion in ordinary dividends or 11 cents a share, and special dividends of S$1.5 billion or 9.5 cents a share. This will bring our total shareholder payout to approximately S$20 billion since 2000, or 87 per cent of earnings over the same period.

Shareholder Payout (S$ billion)



Special dividends following compensation payments from Infocomm Development Authority of Singapore
S$3.0 billion capital reduction
S$0.8 billion special dividend
S$2.3 billion capital reduction
S$1.5 billion special dividend
0.9
0.8
0.2
0.9
1.0
1.0
3.0
1.1
0.8
1.3
2.3
1.7
1.5
1.8
2000
2001
2002
2003
2004
2005
2006
2007
Ordinary Dividend
Special Dividend
Capital Reduction

SingTel Contact Points



SINGAPORE

SingTel Headquarters
31 Exeter Road
Comcentre
Singapore 239732
Republic of Singapore
Tel: +65 6838 3388
Fax: +65 6732 8428
Email: contact@singtel.com
Website: www.singtel.com

NCS Pte. Ltd.
5 Ang Mo Kio Street 62
NCS Hub
Singapore 569141
Republic of Singapore
Tel: +65 6556 8000
Fax: +65 6556 7000
Email: reachus@ncs.com.sg
Website: www.ncs.com.sg

SingTel Customer Hotlines

Billing:	1688
Business:	1606
Fault Reporting:	1608
Mobile:	1626
Paging:	1620
Residential:	1609
SingNet:	1610

AUSTRALIA

SingTel Optus Pty Limited

Sydney (Head Office)
101 Miller Street
Optus Centre
North Sydney, NSW 2060
Australia
Tel: +61 2 9342 7800
Fax: +61 2 9342 7100
Email: optusbusiness@optus.com.au
Website: www.optus.com.au

Adelaide
Tel: +61 8 8468 5100
Fax: +61 8 8468 5166
Email: optusbusiness@optus.com.au

Brisbane
Tel: +61 7 3317 3700
Fax: +61 7 3317 3777
Email: optusbusiness@optus.com.au

Canberra
Tel: +61 2 6222 3800
Fax: +61 2 6222 3838
Email: optusbusiness@optus.com.au

Darwin
Tel: +618 8901 4500
Fax: +618 8901 4505
Email: optusbusiness@optus.com.au

Melbourne
Tel: +61 3 9233 4000
Fax: +61 3 9233 4900
Email: optusbusiness@optus.com.au

Perth
Tel: +61 8 9288 3000
Fax: +61 8 9288 3030
Email: optusbusiness@optus.com.au

BANGLADESH

SingTel Bangladesh

Dhaka
Tel: +88 02 883 5120
Fax: +88 02 988 0037
Email: singtel-bd@singtel.com

CHINA

SingTel China

Beijing
Tel: +86 10 6410 6193/4/5
Fax: +86 10 6410 6196
Email: singtel-beij@singtel.com

Guangzhou
Tel: +86 20 8388 2483
Fax: +86 20 8365 2660
Email: singtel-gz@singtel.com

Shanghai
Tel: +86 21 6332 3818
Fax: +86 21 6332 3819
Email: singtel-sha@singtel.com

EUROPE

SingTel Europe

London
Tel: +44 20 7988 8000
Fax: +44 20 7988 0088
Email: singtel-uk@singtel.com

Frankfurt
Tel: +49 69 9750 3445
Fax: +49 69 9750 3200
Email: singtel-germany@singtel.com

Paris
Tel: +33 1 4431 2044
Fax: +33 1 4431 2057
Email: singtel-france@singtel.com

HONG KONG

SingTel Hong Kong

Kowloon
Tel: +852 2877 1500
Fax: +852 2802 1500
Email: singtel-hk@singtel.com

INDIA

SingTel India

New Delhi
Tel: +91 11 4152 1199
Fax: +91 11 4152 1683
Email: singtel-ind@singtel.com

Bangalore
Tel: +91 80 2226 7272
Fax: +91 80 2225 0509
Email: singtel-ind@singtel.com

Chennai
Tel: +91 44 2831 1226
Fax: +91 44 2821 4066
Email: singtel-ind@singtel.com

Hyderabad
Tel: +91 40 2784 6970
+91 40 2784 2588 Ext 105
Fax: +91 40 2784 6855
Email: singtel-ind@singtel.com


SingTel

Kolkata
Tel: +91 33 2283 6234-39
Fax: +91 33 2283 6240
Email: singtel-ind@singtel.com

Mumbai
Tel: +91 22 2824 4999
Fax: +91 22 2824 4996
Email: singtel-ind@singtel.com

INDONESIA

SingTel Indonesia

Jakarta
Tel: +62 21 526 7937/8
Fax: +62 21 526 7939
Email: singtel-ina@singtel.com

JAPAN

SingTel Japan

Tokyo
Japan Toll Free: 0120 680 229
Tel: +81 3 5437 7033
Fax: +81 3 5437 7066
Email: singtel-jpn@singtel.com

Osaka
Tel: +81 6 6458 1405/7
Fax: +81 6 6458 1401
Email: singtel-jpn@singtel.com

KOREA

SingTel Korea

Seoul
Tel: +82 2 3287 7576
Fax: +82 2 3287 7589
Email: singtel-kor@singtel.com

MALAYSIA

SingTel Malaysia

Kuala Lumpur
Tel: +60 3 7728 2813
Fax: +60 3 7727 6186
Email: singtel-mal@singtel.com

MIDDLE EAST

SingTel Middle East

Dubai
Tel: +971 4 363 6705
Fax: +971 4 361 1063
Email: g-singtel-me@singtel.com

PHILIPPINES

SingTel Philippines

Manila
Tel: +63 2 887 2791
Fax: +63 2 887 2763
Email: singtel-phil@singtel.com

TAIWAN

SingTel Taiwan

Taipei
Tel: +886 2 2741 1688
Fax: +886 2 2778 6083
Email: singtel-twn@singtel.com

THAILAND

SingTel Thailand

Bangkok
Tel: +66 2 256 9876
Fax: +66 2 256 9808
Email: singtel-thai@singtel.com

USA

SingTel USA

San Francisco
US Toll Free: 1-877-SingTel (746-4835)
Tel: +1 650 508 6800
Fax: +1 650 508 1578
Email: singtel-usa@singtel.com

Chicago
US Toll Free: 1-877-SingTel (746-4835)
Tel: +1 773 867 8122
Fax: +1 773 867 8121
Email: singtel-usa@singtel.com

Houston
US Toll Free: 1-877-SingTel (746-4835)
Tel: +1 713 590 5134
Fax: +1 713 590 5131
Email: singtel-usa@singtel.com

Los Angeles
US Toll Free: 1-877-SingTel (746-4835)
Tel: +1 213 489 9397
Fax: +1 213 487 9390
Email: singtel-usa@singtel.com

New York
US Toll Free: 1-877-SingTel (746-4835)
Tel: +1 212 269 7920
Fax: +1 212 269 7939
Email: singtel-usa@singtel.com

VIETNAM

SingTel Vietnam

Hanoi
Tel: +84 4 943 2161/2
Fax: +84 4 943 2163
Email: singtel-vn@singtel.com

Ho Chi Minh City
Tel: +84 4 943 2161/2
Fax: +84 4 943 2163
Email: singtel-vn@singtel.com

Design and production by Su Yeang Pte Ltd

SingTel

Headquarters

Singapore Telecommunications Limited
31 Exeter Road
Comcentre
Singapore 239732
Republic of Singapore
Tel: +65 6838 3388
Fax: +65 6732 8428
Website: www.singtel.com

SEC File No: 82-3622

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/06/2007

TIME: 10:21:38

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGM/EGM Forms

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Thursday, June 28, 2007 8:22 AM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 471309.pdf

471309.pdf (308 KB)

ASX confirms the release to the market of Doc ID: 471309 as follows:
Release Time: 28-Jun-2007 10:21:35
ASX Code: SGT
File Name: 471309.pdf
Your Announcement Title: AGM EGM Forms

SingTel

SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
Company Registration Number: 199201624D

IMPORTANT

1. For investors who have used their CPF monies to buy shares ("CPF investors") in the capital of Singapore Telecommunications Limited, this Proxy Form is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

ANNUAL GENERAL MEETING PROXY FORM

I/We ______________________________ (Name)

______________________________ (NRIC/Passport Number)

of ______________________________ (Address),

being a member/members of Singapore Telecommunications Limited (the "Company"), hereby appoint:

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (%)

and/or (Please delete as appropriate)

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (%)

or failing the person, or either or both of the persons, referred to above, the Chairman of the Annual General Meeting, as my/our proxy/proxies to attend, speak and vote for me/us on my/our behalf and, if necessary, to demand a poll, at the 15th Annual General Meeting of the Company to be held at NTUC Auditorium, One Marina Boulevard, Level 7, NTUC Centre, Singapore 018989 on Friday, 27 July 2007 at 3.00 p.m. and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided below whether you wish your vote(s) to be cast for or against the Ordinary Resolutions as set out in the Notice of Annual General Meeting. In the absence of specific directions, the proxy/proxies will vote or abstain as the proxy/proxies may think fit, as the proxy/proxies will on any other matter arising at the Annual General Meeting.

No.	Ordinary Resolutions	For	Against
1	To receive and adopt the Financial Statements, Directors' Report and Auditors' Report		
2	To declare a final dividend of 6.5 cents per share and a special dividend of 9.5 cents per share		
3	To re-elect Mr Heng Swee Keat as Director		
4	To re-elect Mr Simon Israel as Director		
5	To re-elect Mr John Powell Morschel as Director		
6	To re-elect Mr Deepak S Parekh as Director		
7	To re-elect Ms Chua Sock Koong as Director		
8	To re-elect Mr Kaikhushru Shiavax Nargolwala as Director		
9	To approve Directors' fees payable by the Company for the financial year ended 31 March 2007		
10	To approve payment of Directors' fees by the Company for the financial year ending 31 March 2008		
11	To re-appoint Auditors and authorise the Directors to fix their remuneration		
12	To approve the proposed share issue mandate		
13	To authorise the Directors to allot/issue shares pursuant to the exercise of options granted under the Singapore Telecom Share Option Scheme 1999		
14	To authorise the Directors to grant awards and allot/issue shares pursuant to the SingTel Performance Share Plan		

Dated this ____________ day of ____________ 2007

Total Number of Ordinary Shares Held	

____

Signature(s) of Member(s) or Common Seal

IMPORTANT: PLEASE READ THE FOLLOWING NOTES.

Notes:

1. If you have ordinary shares in the Company entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of ordinary shares. If you have ordinary shares in the Company registered in your name in the Register of Members, you should insert that number of ordinary shares. If you have ordinary shares entered against your name in the Depository Register and ordinary shares registered in your name in the Register of Members, you should insert the aggregate number of ordinary shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the Proxy Form shall be deemed to relate to all the ordinary shares held by you.

2. With the exception of the Central Provident Fund Board and CHESS Depositary Nominees Pty Ltd (who may each appoint more than two proxies), a member of the Company entitled to attend, speak and vote at a meeting of the Company is entitled to appoint not more than two proxies to attend, speak and vote instead of him. A proxy need not be a member of the Company.

3. Where a member appoints two proxies, the appointments shall be valid only if he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy. In the case of a joint appointment of two proxies, the Chairman of the Annual General Meeting will be a member's proxy by default if either or both of the proxies appointed does/do not attend the Annual General Meeting. In the case of an appointment of two proxies in the alternative, the Chairman of the Annual General Meeting will be a member's proxy by default if both of the proxies appointed do not attend the Annual General Meeting.

4. The Proxy Form must be lodged at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat) not less than 48 hours before the time appointed for the Annual General Meeting.

5. The Proxy Form must be signed under the hand of the appointor or of his attorney duly authorised in writing. Where the Proxy Form is executed by a corporation, it must be executed either under its common seal or under the hand of an officer or attorney duly authorised.

6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Annual General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

General:

The Company shall be entitled to reject the Proxy Form if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the Proxy Form. In addition, in the case of ordinary shares entered in the Depository Register, the Company may reject any Proxy Form lodged if the member, being the appointor, is not shown to have ordinary shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Annual General Meeting, as certified by The Central Depository (Pte) Limited to the Company.

SingTel

SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
Company Registration Number: 199201624D

IMPORTANT

1. For investors who have used their CPF monies to buy shares ("CPF investors") in the capital of Singapore Telecommunications Limited, the Circular to Shareholders and CUFS Holders dated 28 June 2007 and this Proxy Form are forwarded to them at the request of their CPF Approved Nominees and are sent solely FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

EXTRAORDINARY GENERAL MEETING PROXY FORM

I/We ____ (Name)

____ (NRIC/Passport Number)

of ____ (Address),

being a member/members of Singapore Telecommunications Limited (the "Company"), hereby appoint:

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (%)

and/or (Please delete as appropriate)

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (%)

or failing the person, or either or both of the persons, referred to above, the Chairman of the Extraordinary General Meeting, as my/our proxy/proxies to attend, speak and vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Extraordinary General Meeting of the Company to be held at NTUC Auditorium, One Marina Boulevard, Level 7, NTUC Centre, Singapore 018989 on Friday, 27 July 2007 at 3.30 p.m. (or so soon thereafter following the conclusion or adjournment of the 15th Annual General Meeting of the Company to be held at 3.00 p.m. on the same day and at the same place) and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided below whether you wish your vote(s) to be cast for or against the Ordinary Resolutions as set out in the Notice of Extraordinary General Meeting. In the absence of specific directions, the proxy/proxies will vote or abstain as the proxy/proxies may think fit, as the proxy/proxies will on any other matter arising at the Extraordinary General Meeting.)

No.	Ordinary Resolutions	For	Against
1	To approve the proposed renewal of the Share Purchase Mandate		
2	To approve the proposed participation by the Relevant Person specified in paragraph 3.2 of the Circular to Shareholders and CUFS Holders dated 28 June 2007, in the SingTel Performance Share Plan		

Dated this ______________ day of ______________ 2007

Total Number of Ordinary Shares Held	

____
Signature(s) of Member(s) or Common Seal

IMPORTANT: PLEASE READ THE FOLLOWING NOTES.

Notes:

1. If you have ordinary shares in the Company entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of ordinary shares. If you have ordinary shares in the Company registered in your name in the Register of Members, you should insert that number of ordinary shares. If you have ordinary shares entered against your name in the Depository Register and ordinary shares registered in your name in the Register of Members, you should insert the aggregate number of ordinary shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the Proxy Form shall be deemed to relate to all the ordinary shares held by you.

2. With the exception of the Central Provident Fund Board and CHESS Depositary Nominees Pty Ltd (who may each appoint more than two proxies), a member of the Company entitled to attend, speak and vote at a meeting of the Company is entitled to appoint not more than two proxies to attend, speak and vote instead of him. A proxy need not be a member of the Company.

3. Where a member appoints two proxies, the appointments shall be valid only if he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy. In the case of a joint appointment of two proxies, the Chairman of the Extraordinary General Meeting will be a member's proxy by default if either or both of the proxies appointed does/do not attend the Extraordinary General Meeting. In the case of an appointment of two proxies in the alternative, the Chairman of the Extraordinary General Meeting will be a member's proxy by default if both of the proxies appointed do not attend the Extraordinary General Meeting.

4. The Proxy Form must be lodged at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat) not less than 48 hours before the time appointed for the Extraordinary General Meeting.

5. The Proxy Form must be signed under the hand of the appointor or of his attorney duly authorised in writing. Where the Proxy Form is executed by a corporation, it must be executed either under its common seal or under the hand of an officer or attorney duly authorised.

6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Extraordinary General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

General:
The Company shall be entitled to reject the Proxy Form if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the Proxy Form. In addition, in the case of ordinary shares entered in the Depository Register, the Company may reject any Proxy Form lodged if the member, being the appointor, is not shown to have ordinary shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Extraordinary General Meeting, as certified by The Central Depository (Pte) Limited to the Company.

SingTel

SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
Company Registration Number: 199201624D

28 June 2007

Dear Shareholder

This year's annual report, as in the previous years, comprises two separate reports:

(i) the Summary Financial Report which contains a summary of the Directors' Report and financial statements in the Annual Report; and

(ii) the Annual Report which contains the audited full financial statements of the Company for the financial year ended 31 March 2007.

The Summary Financial Report is automatically provided (unless instructed otherwise) to all existing SingTel shareholders. The Annual Report is provided at no cost upon request.

To receive a copy of the Annual Report for this year and for future years, or to make changes to your earlier requests, please tick the appropriate box below and return the Request Form to SingTel no later than 6 July 2007. If we do not receive your Request Form, we will take it that you do not wish to receive copies of the Annual Report for this year and future years for so long as you are a SingTel shareholder and that you do not wish to change your previous requests. This request will supersede all earlier requests.

Yours faithfully
For and on behalf of
Singapore Telecommunications Limited

Chan Su Shan (Ms)
Company Secretary

Please return this form ONLY if you wish to change your previous request

REQUEST FORM

To: Singapore Telecommunications Limited

N.B. Please tick one box only.

[ ] Please send me a copy of the Summary Financial Report for the financial year 2006/2007 and for as long as I am a SingTel shareholder.

[ ] Please send me a copy of the Annual Report, in addition to the Summary Financial Report, for the financial year 2006/2007 and for as long as I am a SingTel shareholder.

[ ] I do not wish to receive copies of the Summary Financial Report or the Annual Report for so long as I am a SingTel shareholder.

Name of Shareholder: ____________________

NRIC/Passport Number: ____________________

Mailing Address: ____________________

Signature: ____________________ Date: ____________________

1st fold

2nd fold

Postage will
be paid
by addressee.
For posting in
Singapore only.

BUSINESS REPLY SERVICE
PERMIT NO.02601

The Secretariat
Singapore Telecommunications Limited
10 Eunos Road 8
#02-36 Singapore Post Centre
Singapore 408600

3rd fold

SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
Company Registration No. 199201624D

Proxy Form

Annual General Meeting

IMPORTANT: Holders of CHESS Units of Foreign Securities relating to shares in Singapore Telecommunications Limited ("CUFS") do not have an automatic right to attend, speak and vote at the 15th Annual General Meeting of the Company to be held at NTUC Auditorium, One Marina Boulevard, Level 7, NTUC Centre, Singapore 018989 on 27 July 2007 (the "Meeting"). If a CUFS Holder wishes to personally attend, speak and vote at the Meeting, the CUFS Holder MUST sign/execute Part VI, and return this Proxy Form in accordance with the instructions in the Notes to this Proxy Form. If the CUFS Holder wishes to nominate a proxy/proxies to attend, speak and vote at the Meeting on his/its behalf, the CUFS Holder MUST complete Part III and Part IV (in each case where relevant), sign/execute Part VI, and return this Proxy Form in accordance with the instructions in the Notes to this Proxy Form.

To complete the Proxy Form, please see the instructions in the Notes attached to this form and refer to the accompanying documents for details of each Resolution to be proposed at the Meeting.

I. CHESS Depositary Nominees Pty Ltd ("**CDN**") of 20 Bridge Street, Sydney NSW 2000, Australia, a holder of shares in SINGAPORE TELECOMMUNICATIONS LIMITED (the "**Company**"), hereby appoints:

II.

SAMPLE CUSTOMER
ADDRESS
ADDRESS
ADDRESS
ADDRESS
SAMPLETOWN TAS 7000

Securityholder Reference Number (SRN)

I 1234567890 JNT

CHESS Units of Foreign Securities relating to shares in the Company in respect of which the proxy is appointed: 123456

OR failing him/her, the person whose details are given in Part III below provided that such details have been verified in Part VI below by the affixing of the seal or the signature of or on behalf of the person named in this Part II and on the basis that such person is authorised to vote in respect of the proportion or number of the CUFS referred to in this Part II shown in Part III below or if no proportion or number is so shown, in respect of the whole of the said CUFS:

III. Name

Proportion of CUFS (%) OR the number of CUFS for this Proxy Form **% OR**

OR failing the person referred to in this Part III OR if no person is nominated in this Part III, the Chairman of the Meeting in respect of the relevant CUFS specified in this Part III (or if no proportion or number is so shown, in respect of the whole of the CUFS referred to in Part II above), as our proxy/proxies to attend, speak and vote for us on our behalf and, if necessary, to demand a poll, at the 15th Annual General Meeting of the Company to be held at NTUC Auditorium, One Marina Boulevard, Level 7, NTUC Centre, Singapore 018989 on Friday, 27 July 2007 at 3.00 p.m. and at any adjournment thereof. If no specific direction as to voting is given, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Meeting.

IF A CUFS HOLDER IS NOMINATING A SECOND PROXY PLEASE MARK AN "X" IN THIS BOX.

The nomination of a second proxy ***must*** be effected in accordance with the instructions in Part III of the Notes attached. A CUFS Holder must only mark this box on the first Proxy Form and must leave this box blank on the second Proxy Form.

IV. **IF A CUFS HOLDER DOES NOT WISH TO DIRECT THE PROXY/PROXIES NOMINATED BY HIM/IT HOW TO VOTE, PLEASE MARK AN "X" IN THIS BOX.**

By marking this box, the CUFS Holder acknowledges that where the Chairman of the Meeting (whether nominated or by default) is proxy in respect of the CUFS Holder's CUFS, the Chairman of the Meeting may exercise this proxy even if he has an interest in the outcome of a Resolution which carries a voting exclusion and votes cast by him, other than as proxyholder, will be disregarded because of that interest. The Chairman of the Meeting intends to vote undirected proxies in favour of all the Resolutions.

If a CUFS Holder does **NOT** mark an "X" in this box and the Chairman of the Meeting (whether nominated or by default) is proxy in respect of the CUFS Holder's CUFS, the Chairman of the Meeting will not be able to exercise this proxy on a Resolution which carries a voting exclusion if he has an interest in the outcome of the Resolution, and votes cast by him as proxyholder in respect of this proxy on the Resolution will be disregarded unless the CUFS Holder has directed the Chairman of the Meeting as proxy how to vote below on the Resolution.

Securityholder Reference Number (SRN)

I 1234567890 JNT

VOTING DIRECTIONS TO PROXY – A CUFS HOLDER SHOULD MARK AN 'X' IN THE APPROPRIATE BOX TO INDICATE HOW THE CUFS HOLDER WISHES THE PROXY/PROXIES TO VOTE ON EACH RESOLUTION (SEE ALSO THE INSTRUCTIONS IN PART IV OF THE NOTES ATTACHED)

Ordinary Resolutions	For	Against	Abstain*
1. To receive and adopt the Financial Statements, Directors' Report and Auditors' Report			
2. To declare a final dividend of 6.5 cents per share and a special dividend of 9.5 cents per share			
3. To re-elect Mr Heng Swee Keat as Director			
4. To re-elect Mr Simon Israel as Director			
5. To re-elect Mr John Powell Morschel as Director			
6. To re-elect Mr Deepak S Parekh as Director			
7. To re-elect Ms Chua Sock Koong as Director			

Ordinary Resolutions	For	Against	Abstain*
8. To re-elect Mr Kaikhushru Shiavax Nargolwala as Director			
9. To approve Directors' fees payable by the Company for the financial year ended 31 March 2007			
10. To approve payment of Directors' fees by the Company for the financial year ending 31 March 2008			
11. To re-appoint Auditors and authorise the Directors to fix their remuneration			
12. To approve the proposed share issue mandate			
13. To authorise Directors to allot/issue shares pursuant to the exercise of options granted under the Singapore Telecom Share Option Scheme 1999			
14. To authorise Directors to grant awards and allot/issue shares pursuant to the SingTel Performance Share Plan			

* If a CUFS Holder marks the Abstain box for a particular Resolution, the CUFS Holder is directing the proxy nominated by him/it not to vote on behalf of CDN on a show of hands or a poll.

V. **CHESS Depositary Nominees Pty Ltd**

Chan Su Shan (Ms)
Company Secretary
Singapore Telecommunications Limited
(Agent for CHESS Depositary Nominees Pty Ltd)

(Please see Part V of the Notes section attached)

VI. **TO BE COMPLETED BY A CUFS HOLDER IF HE/IT WISHES TO PERSONALLY ATTEND, SPEAK AND VOTE AT THE MEETING, OR WISHES TO NOMINATE A PROXY/PROXIES TO DO SO ON HIS/ITS BEHALF UNDER PART III ABOVE. THIS PART MUST BE SIGNED IN ACCORDANCE WITH THE INSTRUCTIONS IN PART VI OF THE NOTES ATTACHED.**

Individual 1	Individual 2	Individual 3
Signature of CUFS Holder/sole Director and sole Secretary	Signature of Director	Signature of Director/Secretary

Dated this ______ day of ____________ 2007

____
Daytime Telephone Number

017005_A - V2

NOTES – How to complete the proxy form

III. 1. A CUFS Holder may nominate not more than two natural persons (including the Chairman of the Meeting) to attend, speak and vote at the Meeting in his/its place as proxy for CDN in respect of his/its CUFS. A proxy need not be a member of the Company.

If a CUFS Holder leaves Part III of the Proxy Form blank or the proxy/proxies nominated by the CUFS Holder in Part III does/do not attend the Meeting, the Chairman of the Meeting will be the CUFS Holder's proxy by default and will vote as proxy for CDN in respect of the CUFS Holder's CUFS if the CUFS Holder does not attend the Meeting in person.

2. If a CUFS Holder wishes to nominate a second proxy, an additional Proxy Form may be obtained by telephoning the Company's Australian registry, Computershare Investor Services Pty Limited, at telephone number 1800 501 501, or the CUFS Holder may copy this form.

To nominate a second proxy a CUFS Holder must:

(a) indicate that he/it wishes to nominate a second proxy by marking an "X" in the box at the end of Part III on the first Proxy Form. A CUFS Holder must leave the box at the end of Part III blank on the second Proxy Form;

(b) on the first Proxy Form state the proportion or number of CUFS applicable to the first proxy;

(c) on the second Proxy Form state the proportion or number of CUFS applicable to the second proxy; and

(d) return both Proxy Forms together in the same envelope.

A CUFS Holder who wishes to nominate more than one proxy to attend the Meeting must specify the proportion or number of CUFS to be represented by each proxy. If no proportion or number of CUFS is specified, the proxy named in the first Proxy Form shall be deemed to be entitled to vote in respect of 100 per cent. of the CUFS of his nominator and the proxy named in the second Proxy Form shall be deemed to be appointed in the alternate.

IV. A CUFS Holder who wishes to nominate a proxy/proxies to attend, speak and vote at the Meeting should mark an "X" in the appropriate box to indicate how he/it wishes the proxy/proxies to vote on each Resolution. If the Proxy Form is returned without any indication as to how the proxy/proxies must vote, subject as otherwise provided in Part IV of the Proxy Form, the proxy/proxies may vote as he thinks/they think fit. If a CUFS Holder marks more than one box on a Resolution, his/its vote on that Resolution will be invalid.

V. The Proxy Form, duly executed, must be lodged by the CUFS Holder not less than 48 hours before the time appointed for the Meeting at the office of the Company's Australian registry, Computershare Investor Services Pty Limited, at Level 3, 60 Carrington Street, Sydney NSW 2000, Australia or GPO Box 242, Melbourne VIC 8060, Australia.

Any Proxy Form received after that time will not be valid for the scheduled Meeting.

CUFS HOLDERS DO NOT HAVE AN AUTOMATIC RIGHT TO ATTEND, SPEAK AND VOTE AT THE MEETING. A CUFS HOLDER WHO WISHES TO ATTEND, SPEAK AND VOTE AT THE MEETING IN PERSON OR BY PROXY MUST COMPLETE (WHERE RELEVANT), SIGN/EXECUTE, AND RETURN THE PROXY FORM IN ACCORDANCE WITH THE INSTRUCTIONS IN THESE NOTES.

VI. If a CUFS Holder wishes to attend, speak and vote at the Meeting, or wishes to nominate a proxy/proxies, this Proxy Form must be signed by the CUFS Holder or his attorney duly authorised in writing or, if the CUFS Holder is a corporation, executed under its common seal or by a duly authorised officer of the corporation or under the hand of its attorney duly authorised in writing. In the case of joint CUFS Holders, all joint CUFS Holders must sign the Proxy Form.

If the Proxy Form is being signed on behalf of a CUFS Holder by an attorney, then the CUFS Holder must have already lodged the power of attorney or a duly certified copy of the power of attorney with the Company or, alternatively, must attach the power of attorney or a certified copy of the power of attorney to the Proxy Form when it is lodged.

GENERAL

The Company shall be entitled to reject the Proxy Form if it is incomplete, improperly completed or illegible or where the true intentions of the CUFS Holder are not ascertainable from the CUFS Holder's instructions specified in the Proxy Form.

Documents may be lodged using the reply paid envelope or:

- by posting, delivery or facsimile to Computershare Investor Services Pty Limited

Singapore Telecommunications Limited Share Registry
Computershare Investor Services Pty Limited
GPO Box 242
Melbourne VIC 8060, Australia
Delivery: Level 3, 60 Carrington Street, Sydney
New South Wales 2000, Australia
Facsimile 613 9473 2118

Collection and Disclosure Statement

YOUR PERSONAL INFORMATION AND THE ROLE OF THE SECURITIES REGISTRAR

Computershare Investor Services Pty Limited (ABN 48 078 279 277) ("CIS") understands that your privacy is important to you.

In its capacity as registrar for securities issuers ("our clients"), CIS collects personal information. Such information may include your name, address, securityholding balance, tax file number and bank account details. The primary purpose of collection of personal information is for the maintenance of our clients' registers of securityholders, facilitating distribution payments and other corporate actions and communications. If you do not provide complete and accurate information, we may not be able to effectively maintain your securityholding.

The Corporations Act 2001, Privacy Act 1988 and rules such as the ASTC Settlement Rules govern the collection, use and disclosure of your personal information.

Your personal information may be disclosed to the securities issuer, persons inspecting securities registers, bidders for your securities in the context of take-overs, regulatory bodies, including the Australian Tax Office, and authorised securities brokers. Your personal information may also be disclosed to contracted external service providers for the purpose of paying distributions and mailing corporation communication such as notice of meetings, proxy forms, annual reports and other information that our clients may wish to communicate to their securityholders. These disclosures are either required or permitted by the Corporations Act 2001, the ASTC Settlement Rules or other legislation.

Under the National Privacy Principles, you can access personal information that we hold about you although there are some exceptions to this. You also have the right to request that we correct information about you which is inaccurate, incomplete or out of date. If you wish to do so, please contact the relevant CIS office at the address set out on the documentation sent to you in relation to your securityholding. If your securityholding is broker sponsored, you need to contact that broker to update your registered name or address.

To ensure the integrity and safety of securityholders' personal information, CIS will only disclose to securityholders such information if our internal procedures are satisfied. In certain cases we may charge you a fee for access to information but we will inform you at the time.

In accordance with the Corporations Act 2001 and subject to compliance with the requirements of the Privacy Act 1988, you may be sent material (including marketing material) approved by the securities issuer in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS on 1300 850 505 or 61 3 9415 4000 outside Australia.

SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
Company Registration No. 199201624D

Proxy Form

Extraordinary General Meeting

IMPORTANT: Holders of CHESS Units of Foreign Securities relating to shares in Singapore Telecommunications Limited ("CUFS") do not have an automatic right to attend, speak and vote at the Extraordinary General Meeting of the Company to be held at NTUC Auditorium, One Marina Boulevard, Level 7, NTUC Centre, Singapore 018989 on 27 July 2007 (the "Meeting"). If a CUFS Holder wishes to personally attend, speak and vote at the Meeting, the CUFS Holder MUST sign/execute Part VI, and return this Proxy Form in accordance with the instructions in the Notes to this Proxy Form. If the CUFS Holder wishes to nominate a proxy/proxies to attend, speak and vote at the Meeting on his/its behalf, the CUFS Holder MUST complete Part III and Part IV (in each case where relevant), sign/execute Part VI, and return this Proxy Form in accordance with the instructions in the Notes to this Proxy Form.

To complete the Proxy Form, please see the instructions in the Notes attached to this form and refer to the accompanying Circular to Shareholders and CUFS Holders dated 28 June 2007 for details of each Resolution to be proposed at the Meeting.

I. CHESS Depositary Nominees Pty Ltd ("**CDN**") of 20 Bridge Street, Sydney NSW 2000, Australia, a holder of shares in SINGAPORE TELECOMMUNICATIONS LIMITED (the "**Company**"), hereby appoints:

II.

SAMPLE CUSTOMER
ADDRESS
ADDRESS
ADDRESS
ADDRESS
SAMPLETOWN TAS 7000

Securityholder Reference Number (SRN)

I 1234567890 JNT

CHESS Units of Foreign Securities relating to shares in the Company in respect of which the proxy is appointed: 123456

OR failing him/her, the person whose details are given in Part III below provided that such details have been verified in Part VI below by the affixing of the seal or the signature of or on behalf of the person named in this Part II and on the basis that such person is authorised to vote in respect of the proportion or number of the CUFS referred to in this Part II shown in Part III below or if no proportion or number is so shown, in respect of the whole of the said CUFS:

III. Name [ ] Proportion of CUFS (%) OR the number of CUFS for this Proxy Form **% OR**

OR failing the person referred to in this Part III OR if no person is nominated in this Part III, the Chairman of the Meeting in respect of the relevant CUFS specified in this Part III (or if no proportion or number is so shown, in respect of the whole of the CUFS referred to in Part II above), as our proxy/proxies to attend, speak and vote for us on our behalf and, if necessary, to demand a poll, at the Extraordinary General Meeting of the Company to be held at NTUC Auditorium, One Marina Boulevard, Level 7, NTUC Centre, Singapore 018989 on Friday, 27 July 2007 at 3.30 p.m. (or so soon thereafter following the conclusion or adjournment of the 15th Annual General Meeting of the Company to be held at 3.00 p.m. on the same day and at the same place) and at any adjournment thereof. If no specific direction as to voting is given, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Meeting.

IF A CUFS HOLDER IS NOMINATING A SECOND PROXY PLEASE MARK AN "X" IN THIS BOX. [ ] The nomination of a second proxy ***must*** be effected in accordance with the instructions in Part III of the Notes attached. A CUFS Holder must only mark this box on the first Proxy Form and must leave this box blank on the second Proxy Form.

IV. IF A CUFS HOLDER DOES NOT WISH TO DIRECT THE PROXY/PROXIES NOMINATED BY HIM/IT HOW TO VOTE, PLEASE MARK AN "X" IN THIS BOX. [ ]

By marking this box, the CUFS Holder acknowledges that where the Chairman of the Meeting (whether nominated or by default) is proxy in respect of the CUFS Holder's CUFS, the Chairman of the Meeting may exercise this proxy even if he has an interest in the outcome of a Resolution which carries a voting exclusion and votes cast by him, other than as proxyholder, will be disregarded because of that interest. The Chairman of the Meeting intends to vote undirected proxies in favour of all the Resolutions.

If a CUFS Holder does **NOT** mark an "X" in this box and the Chairman of the Meeting (whether nominated or by default) is proxy in respect of the CUFS Holder's CUFS, the Chairman of the Meeting will not be able to exercise this proxy on a Resolution which carries a voting exclusion if he has an interest in the outcome of the Resolution, and votes cast by him as proxyholder in respect of this proxy on the Resolution will be disregarded unless the CUFS Holder has directed the Chairman of the Meeting as proxy how to vote below on the Resolution.

Securityholder Reference Number (SRN)

I 1234567890 JNT

VOTING DIRECTIONS TO PROXY – A CUFS HOLDER SHOULD MARK AN 'X' IN THE APPROPRIATE BOX TO INDICATE HOW THE CUFS HOLDER WISHES THE PROXY/PROXIES TO VOTE ON EACH RESOLUTION (SEE ALSO THE INSTRUCTIONS IN PART IV OF THE NOTES ATTACHED)

Ordinary Resolutions	**For**	**Against**	**Abstain***
1 To approve the proposed renewal of the Share Purchase Mandate			
2 To approve the proposed participation by the Relevant Person specified in paragraph 3.2 of the Circular to Shareholders and CUFS Holders dated 28 June 2007 in the SingTel Performance Share Plan			

* If a CUFS Holder marks the Abstain box for a particular Resolution, the CUFS Holder is directing the proxy nominated by him/it not to vote on behalf of CDN on a show of hands or a poll.

V. **CHESS Depositary Nominees Pty Ltd**

[signature]

Ms Chan Su Shan
Company Secretary
Singapore Telecommunications Limited
(Agent for CHESS Depositary Nominees Pty Ltd)

(Please see Part V of the Notes section attached)

VI. TO BE COMPLETED BY A CUFS HOLDER IF HE/IT WISHES TO PERSONALLY ATTEND, SPEAK AND VOTE AT THE MEETING, OR WISHES TO NOMINATE A PROXY/PROXIES TO DO SO ON HIS/ITS BEHALF UNDER PART III ABOVE. THIS PART MUST BE SIGNED IN ACCORDANCE WITH THE INSTRUCTIONS IN PART VI OF THE NOTES ATTACHED.

Individual 1	**Individual 2**	**Individual 3**
Signature of CUFS Holder/sole Director and sole Secretary	**Signature of Director**	**Signature of Director/Secretary**

Dated this ______ day of ____________ 2007

____
Daytime Telephone Number

NOTES – How to complete the Proxy Form

III. 1. A CUFS Holder may nominate not more than two natural persons (including the Chairman of the Meeting) to attend, speak and vote at the Meeting in his/its place as proxy for CDN in respect of his/its CUFS. A proxy need not be a member of the Company.

If a CUFS Holder leaves Part III of the Proxy Form blank or the proxy/proxies nominated by the CUFS Holder in Part III does/do not attend the Meeting, the Chairman of the Meeting will be the CUFS Holder's proxy by default and will vote as proxy for CDN in respect of the CUFS Holder's CUFS if the CUFS Holder does not attend the Meeting in person.

2. If a CUFS Holder wishes to nominate a second proxy, an additional Proxy Form may be obtained by telephoning the Company's Australian registry, Computershare Investor Services Pty Limited, at telephone number 1800 501 501, or the CUFS Holder may copy this form.

To nominate a second proxy a CUFS Holder must:

(a) indicate that he/it wishes to nominate a second proxy by marking an "X" in the box at the end of Part III on the first Proxy Form. A CUFS Holder must leave the box at the end of Part III blank on the second Proxy Form;

(b) on the first Proxy Form state the proportion or number of CUFS applicable to the first proxy;

(c) on the second Proxy Form state the proportion or number of CUFS applicable to the second proxy; and

(d) return both Proxy Forms together in the same envelope.

A CUFS Holder who wishes to nominate more than one proxy to attend the Meeting must specify the proportion or number of CUFS to be represented by each proxy. If no proportion or number of CUFS is specified, the proxy named in the first Proxy Form shall be deemed to be entitled to vote in respect of 100 per cent. of the CUFS of his nominator and the proxy named in the second Proxy Form shall be deemed to be appointed in the alternate.

IV. A CUFS Holder who wishes to nominate a proxy/proxies to attend, speak and vote at the Meeting should mark an "X" in the appropriate box to indicate how he/it wishes the proxy/proxies to vote on each Resolution. If the Proxy Form is returned without any indication as to how the proxy/proxies must vote, subject as otherwise provided in Part IV of the Proxy Form, the proxy/proxies may vote as he thinks/they think fit. If a CUFS Holder marks more than one box on a Resolution, his/its vote on that Resolution will be invalid.

V. The Proxy Form, duly executed, must be lodged by the CUFS Holder not less than 48 hours before the time appointed for the Meeting at the office of the Company's Australian registry, Computershare Investor Services Pty Limited, at Level 3, 60 Carrington Street, Sydney NSW 2000, Australia or GPO Box 242, Melbourne VIC 8060, Australia.

Any Proxy Form received after that time will not be valid for the scheduled Meeting.

CUFS HOLDERS DO NOT HAVE AN AUTOMATIC RIGHT TO ATTEND, SPEAK AND VOTE AT THE MEETING. A CUFS HOLDER WHO WISHES TO ATTEND, SPEAK AND VOTE AT THE MEETING IN PERSON OR BY PROXY MUST COMPLETE (WHERE RELEVANT), SIGN/EXECUTE, AND RETURN THE PROXY FORM IN ACCORDANCE WITH THE INSTRUCTIONS IN THESE NOTES.

VI. If a CUFS Holder wishes to attend, speak and vote at the Meeting, or wishes to nominate a proxy/proxies, this Proxy Form must be signed by the CUFS Holder or his attorney duly authorised in writing or, if the CUFS Holder is a corporation, executed under its common seal or by a duly authorised officer of the corporation or under the hand of its attorney duly authorised in writing. In the case of joint CUFS Holders, all joint CUFS Holders must sign the Proxy Form.

If the Proxy Form is being signed on behalf of a CUFS Holder by an attorney, then the CUFS Holder must have already lodged the power of attorney or a duly certified copy of the power of attorney with the Company or, alternatively, must attach the power of attorney or a certified copy of the power of attorney to the Proxy Form when it is lodged.

GENERAL

The Company shall be entitled to reject the Proxy Form if it is incomplete, improperly completed or illegible or where the true intentions of the CUFS Holder are not ascertainable from the CUFS Holder's instructions specified in the Proxy Form.

Documents may be lodged using the reply paid envelope or:

- by posting, delivery or facsimile to Computershare Investor Services Pty Limited

Singapore Telecommunications Limited Share Registry
Computershare Investor Services Pty Limited
GPO Box 242
Melbourne VIC 8060, Australia
Delivery: Level 3, 60 Carrington Street, Sydney
New South Wales 2000, Australia
Facsimile 613 9473 2118

017005_E - V1

Collection and Disclosure Statement

YOUR PERSONAL INFORMATION AND THE ROLE OF THE SECURITIES REGISTRAR

Computershare Investor Services Pty Limited (ABN 48 078 279 277) ("CIS") understands that your privacy is important to you.

In its capacity as registrar for securities issuers ("our clients"), CIS collects personal information. Such information may include your name, address, securityholding balance, tax file number and bank account details. The primary purpose of collection of personal information is for the maintenance of our clients' registers of securityholders, facilitating distribution payments and other corporate actions and communications. If you do not provide complete and accurate information, we may not be able to effectively maintain your securityholding.

The Corporations Act 2001, Privacy Act 1988 and rules such as the ASTC Settlement Rules govern the collection, use and disclosure of your personal information.

Your personal information may be disclosed to the securities issuer, persons inspecting securities registers, bidders for your securities in the context of take-overs, regulatory bodies, including the Australian Tax Office, and authorised securities brokers. Your personal information may also be disclosed to contracted external service providers for the purpose of paying distributions and mailing corporation communication such as notice of meetings, proxy forms, annual reports and other information that our clients may wish to communicate to their securityholders. These disclosures are either required or permitted by the Corporations Act 2001, the ASTC Settlement Rules or other legislation.

Under the National Privacy Principles, you can access personal information that we hold about you although there are some exceptions to this. You also have the right to request that we correct information about you which is inaccurate, incomplete or out of date. If you wish to do so, please contact the relevant CIS office at the address set out on the documentation sent to you in relation to your securityholding. If your securityholding is broker sponsored, you need to contact that broker to update your registered name or address.

To ensure the integrity and safety of securityholders' personal information, CIS will only disclose to securityholders such information if our internal procedures are satisfied. In certain cases we may charge you a fee for access to information but we will inform you at the time.

In accordance with the Corporations Act 2001 and subject to compliance with the requirements of the Privacy Act 1988, you may be sent material (including marketing material) approved by the securities issuer in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS on 1300 850 505 or 61 3 9415 4000 outside Australia.

SEC File No: 82-3622

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/06/2007

TIME: 10:20:38

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

EGM Circular

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Thursday, June 28, 2007 8:21 AM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 471307.pdf

471307.pdf (302 KB)

ASX confirms the release to the market of Doc ID: 471307 as follows:
Release Time: 28-Jun-2007 10:20:34
ASX Code: SGT
File Name: 471307.pdf
Your Announcement Title: EGM Circular

CIRCULAR DATED 28 JUNE 2007

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold your ordinary shares, or CHESS Units of Foreign Securities relating to ordinary shares (**"CUFS"**), in the capital of Singapore Telecommunications Limited (the **"Company"**), you should immediately forward this Circular and the Proxy Form enclosed with this Circular to the purchaser or to the stockbroker or other agent through whom the sale was effected for onward transmission to the purchaser.

The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any statements made or opinions expressed in this Circular.

SingTel

SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
Company Registration Number: 199201624D

CIRCULAR TO SHAREHOLDERS AND CUFS HOLDERS

IN RELATION TO

(1) THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE; AND

(2) THE PROPOSED APPROVAL FOR PARTICIPATION BY THE RELEVANT PERSON IN THE SINGTEL PERFORMANCE SHARE PLAN FOR THE PURPOSES OF THE LISTING RULES OF ASX LIMITED

IMPORTANT DATES AND TIMES:

Last date and time for lodgement of Proxy Form	:	25 July 2007 at 3.30 p.m.
Date and time of Extraordinary General Meeting	:	27 July 2007 at 3.30 p.m. (or so soon thereafter following the conclusion or adjournment of the 15th Annual General Meeting of the Company to be held at 3.00 p.m. on the same day and at the same place)
Place of Extraordinary General Meeting	:	NTUC Auditorium One Marina Boulevard Level 7, NTUC Centre Singapore 018989

Contents

Definitions

In this Circular, the following definitions apply throughout unless otherwise stated:

"Articles"	:	The Articles of Association of the Company.
"ASX"	:	ASX Limited (ABN 98 008 624 691) or the stock market conducted by ASX Limited, as the context requires.
"ASX Associate"	:	An associate of a Director for the purposes of the ASX Listing Rules as described in paragraph 3.1 of the Letter to Shareholders and CUFS Holders contained in this Circular.
"CDP"	:	The Central Depository (Pte) Limited.
"2006 Circular"	:	The Company's Circular to Shareholders and CUFS Holders dated 28 June 2006.
"Companies Act"	:	The Companies Act, Chapter 50 of Singapore.
"Company"	:	Singapore Telecommunications Limited.
"CPF"	:	The Central Provident Fund Board.
"CUFS"	:	CHESS Units of Foreign Securities relating to Shares.
"CUFS Holders"	:	Holders of CUFS.
"Directors"	:	The directors of the Company for the time being.
"EGM"	:	The extraordinary general meeting of the Company, notice of which is given on pages 19 and 20 of this Circular.
"2006 EGM"	:	The extraordinary general meeting of the Company held on 28 July 2006.
"Group"	:	The Company and its subsidiaries.
"Latest Practicable Date"	:	The latest practicable date prior to the printing of this Circular, being 30 April 2007.
"Market Day"	:	A day on which the SGX-ST is open for trading in securities.
"Market Purchase"	:	An on-market purchase of Shares by the Company effected on the SGX-ST, or on any other stock exchange on which the Shares may for the time being be listed and quoted, through one or more duly licensed dealers appointed by the Company for the purpose.
"Maximum Price"	:	The maximum price to be paid for the Shares as determined by the Directors under paragraph 2.3.4 of the Letter to Shareholders and CUFS Holders contained in this Circular.
"Off-Market Purchase"	:	An off-market purchase of Shares by the Company effected otherwise than on a stock exchange, in accordance with an equal access scheme.
"Relevant Period"	:	The period from the date of the 15th Annual General Meeting of the Company until the date of the 16th Annual General Meeting of the Company or the date falling 12 months after the date of the 15th Annual General Meeting of the Company, whichever is the earlier.
"Relevant Person"	:	The person named in paragraph 3.2.1 of the Letter to Shareholders and CUFS Holders contained in this Circular in relation to whom approval to participate in the SingTel Performance Share Plan in the Relevant Period is being sought.

Definitions

"SGX Listing Manual"	:	The listing manual of the SGX-ST, including any amendments made thereto up to the Latest Practicable Date.
"SGX-ST"	:	Singapore Exchange Securities Trading Limited.
"Share Purchase Mandate"	:	The mandate to enable the Company to purchase or otherwise acquire its issued Shares.
"Shareholders"	:	Registered holders of Shares except that where the registered holder is CDP, the term **"Shareholders"** shall, in relation to such Shares and where the context admits, mean the Depositors whose securities accounts are credited with Shares.
"Shareholding Limit"	:	The limit of 15% of the issued Shares prescribed by the Articles in which any person or related group of persons (other than a person or persons approved by the Directors) may have an interest.
"Shares"	:	Ordinary shares in the capital of the Company.
"SingTel Performance Share Plan"	:	The SingTel Performance Share Plan adopted by Shareholders at an extraordinary general meeting of the Company held on 29 August 2003.
"Take-over Code"	:	The Singapore Code on Take-overs and Mergers.
"Temasek"	:	Temasek (Holdings) Private Limited.
"S$"**, **"$" and **"cents"**	:	Singapore dollars and cents, respectively.
"%" or **"per cent."**	:	Per centum or percentage.

The terms **"Depositor"**, **"Depository"** and **"Depository Register"** shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Words importing the singular shall, where applicable, include the plural and vice versa. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and not otherwise defined in this Circular shall have the same meaning assigned to it under the Companies Act or any statutory modification thereof, as the case may be.

The headings in this Circular are inserted for convenience only and shall be ignored in construing this Circular.

Any reference to a time of day in this Circular is made by reference to Singapore time unless otherwise stated.

Any discrepancies in the tables in this Circular between the listed amounts and the totals thereof are due to rounding.

SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
Company Registration Number: 199201624D

Directors:
Chumpol NaLamlieng
Chua Sock Koong
Graham John Bradley
Paul Chan Kwai Wah
Heng Swee Keat
Simon Israel
Professor Tommy Koh
John Powell Morschel
Kaikhushru Shiavax Nargolwala
Deepak S Parekh
Nicky Tan Ng Kuang

Registered Office:
31 Exeter Road
Comcentre
Singapore 239732

28 June 2007

To: The Shareholders and CUFS Holders of
Singapore Telecommunications Limited

Dear Sir/Madam

1. INTRODUCTION

1.1 EGM. The Directors are convening an EGM to be held on 27 July 2007 to seek Shareholders' approval for the following proposals:

(a) the proposed renewal of the Share Purchase Mandate; and

(b) the proposed approval for participation by the Relevant Person in the SingTel Performance Share Plan for the purposes of the Listing Rules of ASX.

1.2 **Circular.** The purpose of this Circular is to provide Shareholders and CUFS Holders with information relating to the proposals to be tabled at the EGM.

2. THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE

2.1 **Background.** Shareholders had approved the renewal of the Share Purchase Mandate at the 2006 EGM. The rationale for, the authority and limits on, and the financial effects of, the Share Purchase Mandate were set out in the 2006 Circular and Ordinary Resolution 2 set out in the Notice of the 2006 EGM.

The Share Purchase Mandate was expressed to take effect on the date of the passing of Ordinary Resolution 2 at the 2006 EGM and will expire on the date of the forthcoming 15th Annual General Meeting to be held on 27 July 2007. Accordingly, Shareholders' approval is being sought for the renewal of the Share Purchase Mandate at the EGM, immediately following the 15th Annual General Meeting of the Company convened to be held on the same date.

2.2 **Rationale for the Share Purchase Mandate.** The rationale for the Company to undertake the purchase or acquisition of its Shares is as follows:

(a) In managing the business of the Group, management strives to increase shareholders' value by improving, *inter alia*, the return on equity of the Group. Share purchases is one of the ways through which the return on equity of the Group may be enhanced.

(b) The Share Purchase Mandate is an expedient, effective and cost-efficient way for the Company to return surplus cash which is in excess of the financial and possible investment needs of the Group to Shareholders. In addition, the Share Purchase Mandate will allow the Company to have greater flexibility over, *inter alia*, the Company's share capital structure and its dividend policy.

(c) Share repurchase programmes help buffer short-term share price volatility and off-set the effects of short-term speculators and investors and, in turn, bolster shareholder confidence and employee morale.

(d) Repurchased Shares which are held in treasury may be transferred for the purposes of or pursuant to employees' share schemes implemented by the Company.

The approval of the renewal of the Share Purchase Mandate authorising the Company to purchase or acquire its Shares would give the Company the flexibility to undertake share purchases or acquisitions at any time, subject to market conditions, during the period when the Share Purchase Mandate is in force.

While the Share Purchase Mandate would authorise a purchase or acquisition of Shares up to the 10% limit described in paragraph 2.3.1 below, it should be noted that purchases or acquisitions of Shares pursuant to the Share Purchase Mandate may not be carried out to the full 10% limit as authorised, and no purchases or acquisitions of Shares would be made in circumstances which would have or may have a material adverse effect on the financial position of the Company.

2.3 **Authority and Limits of the Share Purchase Mandate.** The authority and limits placed on purchases or acquisitions of Shares by the Company under the proposed Share Purchase Mandate, if renewed at the EGM, are substantially the same as were previously approved by Shareholders at the 2006 EGM, and, for the benefit of Shareholders and CUFS Holders, are summarised below:

2.3.1 Maximum Number of Shares

The total number of Shares which may be purchased or acquired by the Company pursuant to the Share Purchase Mandate is limited to that number of Shares representing not more than 10% of the total number of issued Shares of the Company as at the date of the EGM. Any of the Company's Shares which are held as treasury shares will be disregarded for purposes of computing the 10% limit.

2.3.2 Duration of Authority

Purchases or acquisitions of Shares may be made, at any time and from time to time, on and from the date of the EGM, at which the renewal of the Share Purchase Mandate is approved, up to:

(a) the date on which the next Annual General Meeting of the Company is held or required by law to be held; or

(b) the date on which the authority conferred by the Share Purchase Mandate is revoked or varied,

whichever is the earlier.

2.3.3 Manner of Purchases or Acquisitions of Shares

Purchases or acquisitions of Shares may be made by way of:

(a) Market Purchases; and/or

(b) Off-Market Purchases.

The Directors may impose such terms and conditions which are not inconsistent with the Share Purchase Mandate, the SGX Listing Manual, the listing rules of any other stock exchange on which the Shares may for the time being be listed and quoted, and the Companies Act as they consider fit in the interests of the Company in connection with or in relation to any equal access scheme or schemes. An Off-Market Purchase must, however, satisfy all the following conditions:

(i) offers for the purchase or acquisition of Shares shall be made to every person who holds Shares to purchase or acquire the same percentage of their Shares;

(ii) all of those persons shall be given a reasonable opportunity to accept the offers made; and

(iii) the terms of all the offers shall be the same, except that there shall be disregarded (1) differences in consideration attributable to the fact that offers may relate to Shares with different accrued dividend entitlements, and (2) differences in the offers introduced solely to ensure that each person is left with a whole number of Shares.

If the Company wishes to make an Off-Market Purchase in accordance with an equal access scheme, it will issue an offer document containing at least the following information:

(1) terms and conditions of the offer;

(2) period and procedures for acceptances; and

(3) information required under Rule 883(2), (3), (4) and (5) of the SGX Listing Manual.

2.3.4 Purchase Price

The purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) to be paid for a Share will be determined by the Directors. The Maximum Price to be paid for the Shares as determined by the Directors must not exceed:

(a) in the case of a Market Purchase, 105% of the Average Closing Price of the Shares; and

(b) in the case of an Off-Market Purchase, 110% of the Average Closing Price of the Shares,

in either case, excluding related expenses of the purchase or acquisition.

For the above purposes:

"**Average Closing Price**" means the average of the last dealt prices (excluding any transaction that the SGX-ST or other stock exchange on which the Shares may for the time being be listed or quoted (as the case may be) requires to be excluded for this purpose) of a Share for the five consecutive Market Days on which the Shares are transacted on the SGX-ST or, as the case may be, such stock exchange on which the Shares are listed or quoted, immediately preceding the date of the Market Purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the Off-Market Purchase, and deemed to be adjusted, in accordance with the listing rules of the SGX-ST, for any corporate action that occurs after the relevant five-day period; and

"**Date of the making of the offer**" means the date on which the Company makes an offer for the purchase or acquisition of Shares from Shareholders, stating therein the relevant terms of the equal access scheme for effecting the Off-Market Purchase.

2.4 **Source of Funds.** Under the Companies Act, the Company may purchase or acquire its Shares out of its distributable profits, as well as out of capital.

The Company intends to use internal and external sources of funds to finance its purchase or acquisition of Shares. The Directors do not propose to exercise the Share Purchase Mandate in a manner and to such extent that the working capital requirements of the Group would be materially affected.

2.5 **Status of Purchased Shares.** Shares purchased or acquired by the Company are deemed cancelled immediately on purchase or acquisition (and all rights and privileges attached to those Shares will expire on such cancellation) unless such Shares are held by the Company as treasury shares. The total number of issued Shares will be diminished by the number of Shares purchased or acquired by the Company and which are not held as treasury shares.

2.6 **Treasury Shares.** Under the Companies Act, Shares purchased or acquired by the Company may be held or dealt with as treasury shares. Some of the provisions on treasury shares under the Companies Act are summarised below:

2.6.1 Maximum Holdings

The number of Shares held as treasury shares cannot at any time exceed 10% of the total number of issued Shares.

2.6.2 Voting and Other Rights

The Company cannot exercise any right in respect of treasury shares. In particular, the Company cannot exercise any right to attend or vote at meetings and for the purposes of the Companies Act, the Company shall be treated as having no right to vote and the treasury shares shall be treated as having no voting rights.

In addition, no dividend may be paid, and no other distribution of the Company's assets may be made, to the Company in respect of treasury shares. However, the allotment of shares as fully paid bonus shares in respect of treasury shares is allowed. A subdivision or consolidation of any treasury share is also allowed so long as the total value of the treasury shares after the subdivision or consolidation is the same as before.

2.6.3 Disposal and Cancellation

Where Shares are held as treasury shares, the Company may at any time:

(a) sell the treasury shares for cash;

(b) transfer the treasury shares for the purposes of or pursuant to an employees' share scheme;

(c) transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;

(d) cancel the treasury shares; or

(e) sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance.

2.7 **Financial Effects.** The financial effects on the Company and the Group arising from purchases or acquisitions of Shares which may be made pursuant to the proposed Share Purchase Mandate will depend on, *inter alia*, whether the Shares are purchased or acquired out of profits and/or capital of the Company, the number of Shares purchased or acquired, the price paid for such Shares and whether the Shares purchased or acquired are held in treasury or cancelled.

Under the Companies Act, purchases or acquisitions of Shares by the Company may be made out of the Company's profits and/or capital so long as the Company is solvent. Where the consideration paid by the Company for the purchase or acquisition of Shares is made out of profits, such consideration (excluding brokerage, commission, goods and services tax and other related expenses) will correspondingly reduce the amount available for the distribution of cash dividends by the Company. Where the consideration paid by the Company for the purchase or acquisition of Shares is made out of capital, the amount available for the distribution of cash dividends by the Company will not be reduced.

The financial effects on the Company and the Group, based on the audited financial statements of the Company and the Group for the financial year ended 31 March 2007, are based on the assumptions set out below.

2.7.1 *Number of Shares Acquired or Purchased*

Purely for illustrative purposes, on the basis of 15,906,535,032 Shares in issue as at the Latest Practicable Date and assuming no further Shares are issued, and no Shares are held by the Company as treasury shares, on or prior to the EGM, the purchase by the Company of 10% of its issued Shares will result in the purchase or acquisition of 1,590,653,503 Shares.

2.7.2 *Maximum Price Paid for Shares Acquired or Purchased*

In the case of Market Purchases by the Company and assuming that the Company purchases or acquires 1,590,653,503 Shares at the maximum price of S$3.5574 for one Share (being the price equivalent to 5% above the Average Closing Price of the Shares for the five consecutive Market Days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of 1,590,653,503 Shares is S$5,658,590,771.57.

In the case of Off-Market Purchases by the Company and assuming that the Company purchases or acquires 1,590,653,503 Shares at the maximum price of S$3.7268 for one Share (being the price equivalent to 10% above the Average Closing Price of the Shares for the five consecutive Market Days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of 1,590,653,503 Shares is S$5,928,047,474.98.

2.7.3 *Illustrative Financial Effects*

For illustrative purposes only and on the basis of the assumptions set out in paragraphs 2.7.1 and 2.7.2 above, the financial effects of the purchase or acquisition of Shares by the Company pursuant to the Share Purchase Mandate on the audited financial statements of the Group and the Company for the financial year ended 31 March 2007 are set out below and assuming the following:

(a) the purchase or acquisition of 1,590,653,503 Shares by the Company pursuant to the Share Purchase Mandate by way of Market Purchases, made as to half out of profits and as to half out of capital and cancelled or held in treasury; and

(b) the purchase or acquisition of 1,590,653,503 Shares by the Company pursuant to the Share Purchase Mandate by way of Off-Market Purchases, made as to half out of profits and as to half out of capital and cancelled or held in treasury.

Scenario 1(A)

Market Purchases of up to 10% made as to 5% out of profits and as to 5% out of capital and cancelled

	Group		Company	
	Before Market Purchase $' million	After Market Purchase $' million	Before Market Purchase $' million	After Market Purchase $' million
As at 31 March 2007				
Shareholders' Funds	20,889.6	15,231.0	11,701.8	6,043.2
Treasury Shares Held by Trust	(42.4)	(42.4)	-	-
Treasury Shares Held by the Company	-	-	-	-
Total Shareholders' Funds	20,847.2	15,188.6	11,701.8	6,043.2
Current Assets	4,273.1	4,084.6	1,671.9	1,483.4
Current Liabilities	3,675.3	3,675.3	5,184.5	5,184.5
Total Borrowings	6,468.4	11,938.5	4,397.0	9,867.1
Cash and Cash Equivalents	1,390.1	1,201.6	188.5	-
Number of Shares ('000)	15,889,301.6	14,298,648.1	15,905,558.6	14,314,905.1
Financial Ratios				
Net Assets per Share (S$)	1.31	1.06	0.74	0.42
Gearing (%)	31.0	78.6	37.6	163.3
Current Ratio (times)	1.16	1.11	0.32	0.29

Scenario 1(B)

Market Purchases of up to 10% made as to 5% out of profits and as to 5% out of capital and held in treasury

	Group		Company	
	Before Market Purchase $' million	After Market Purchase $' million	Before Market Purchase $' million	After Market Purchase $' million
As at 31 March 2007				
Shareholders' Funds	20,889.6	20,889.6	11,701.8	11,701.8
Treasury Shares Held by Trust	(42.4)	(42.4)	-	-
Treasury Shares Held by the Company	-	(5,658.6)	-	(5,658.6)
Total Shareholders' Funds	20,847.2	15,188.6	11,701.8	6,043.2
Current Assets	4,273.1	4,084.6	1,671.9	1,483.4
Current Liabilities	3,675.3	3,675.3	5,184.5	5,184.5
Total Borrowings	6,468.4	11,938.5	4,397.0	9,867.1
Cash and Cash Equivalents	1,390.1	1,201.6	188.5	-
Number of Shares ('000)	15,889,301.6	14,298,648.1	15,905,558.6	14,314,905.1
Financial Ratios				
Net Assets per Share (S$)	1.31	1.06	0.74	0.42
Gearing (%)	31.0	78.6	37.6	163.3
Current Ratio (times)	1.16	1.11	0.32	0.29

Scenario 2(A)

Off-Market Purchases of up to 10% made as to 5% out of profits and as to 5% out of capital and cancelled

	Group		Company	
	Before Market Purchase $' million	After Market Purchase $' million	Before Market Purchase $' million	After Market Purchase $' million
As at 31 March 2007				
Shareholders' Funds	20,889.6	14,961.6	11,701.8	5,773.8
Treasury Shares Held by Trust	(42.4)	(42.4)	-	-
Treasury Shares Held by the Company	-	-	-	-
Total Shareholders' Funds	20,847.2	14,919.2	11,701.8	5,773.8
Current Assets	4,273.1	4,084.6	1,671.9	1,483.4
Current Liabilities	3,675.3	3,675.3	5,184.5	5,184.5
Total Borrowings	6,468.4	12,207.9	4,397.0	10,136.5
Cash and Cash Equivalents	1,390.1	1,201.6	188.5	-
Number of Shares ('000)	15,889,301.6	14,298,648.1	15,905,558.6	14,314,905.1
Financial Ratios				
Net Assets per Share (S$)	1.31	1.04	0.74	0.40
Gearing (%)	31.0	81.8	37.6	175.6
Current Ratio (times)	1.16	1.11	0.32	0.29

Scenario 2(B)

Off-Market Purchases of up to 10% made as to 5% out of profits and as to 5% out of capital and held in treasury

	Group		Company	
	Before Market Purchase $' million	After Market Purchase $' million	Before Market Purchase $' million	After Market Purchase $' million
As at 31 March 2007				
Shareholders' Funds	20,889.6	20,889.6	11,701.8	11,701.8
Treasury Shares Held by Trust	(42.4)	(42.4)	-	-
Treasury Shares Held by the Company	-	(5,928.0)	-	(5,928.0)
Total Shareholders' Funds	20,847.2	14,919.2	11,701.8	5,773.8
Current Assets	4,273.1	4,084.6	1,671.9	1,483.4
Current Liabilities	3,675.3	3,675.3	5,184.5	5,184.5
Total Borrowings	6,468.4	12,207.9	4,397.0	10,136.5
Cash and Cash Equivalents	1,390.1	1,201.6	188.5	-
Number of Shares ('000)	15,889,301.6	14,298,648.1	15,905,558.6	14,314,905.1
Financial Ratios				
Net Assets per Share (S$)	1.31	1.04	0.74	0.40
Gearing (%)	31.0	81.8	37.6	175.6
Current Ratio (times)	1.16	1.11	0.32	0.29

SHAREHOLDERS AND CUFS HOLDERS SHOULD NOTE THAT THE FINANCIAL EFFECTS SET OUT ABOVE ARE FOR ILLUSTRATION PURPOSES ONLY (BASED ON THE ABOVEMENTIONED ASSUMPTIONS). Although the Share Purchase Mandate would authorise the Company to purchase or acquire up to 10% of the issued Shares, the Company may not necessarily purchase or acquire or be able to purchase or acquire the entire 10% of the issued Shares. In addition, the Company may cancel all or part of the Shares repurchased or hold all or part of the Shares repurchased in treasury.

2.8 **Reporting Requirements.** The SGX Listing Manual specifies that a listed company shall report all purchases or acquisitions of its shares to the SGX-ST not later than 9.00 a.m. (i) in the case of a Market Purchase, on the market day following the day of purchase or acquisition of any of its shares, and (ii) in the case of an Off-Market Purchase under an equal access scheme, on the second market day after the close of acceptances of the offer. Such announcement (which must be in the form of Appendix 8.3.1 to the SGX Listing Manual) must include details of the date of the purchase, the total number of shares purchased, the purchase price per share or the highest and lowest prices paid for such shares, as applicable, and the total consideration (including stamp duties and clearing charges) paid or payable for the shares.

2.9 **No Purchases During Price Sensitive Developments.** While the SGX Listing Manual does not expressly prohibit any purchase of shares by a listed company during any particular time or times, because the listed company would be regarded as an "insider" in relation to any proposed purchase or acquisition of its issued shares, the Company will not undertake any purchase or acquisition of Shares pursuant to the proposed Share Purchase Mandate at any time after a price sensitive development has occurred or has been the subject of a decision until the price sensitive information has been publicly announced. In particular, the Company will not purchase or acquire any Shares through Market Purchases or Off-Market Purchases during the period of two weeks immediately preceding the announcement of the Company's results for each of the first three quarters of the financial year, and during the period of one month immediately preceding the announcement of the full year results.

2.10 **Listing Status of the Shares.** The SGX Listing Manual requires a listed company to ensure that at least 10% of equity securities (excluding preference shares and convertible equity securities) in a class that is listed is at all times held by the public. As at the Latest Practicable Date, Temasek had an interest (both direct and deemed) in 8,919,635,867 Shares representing approximately 56.1% of the issued Shares as at that date, and The Capital Group Companies, Inc. had a deemed interest in 829,348,075 Shares representing approximately 5.2% of the issued Shares as at that date. Approximately 38.7% of the issued Shares were held by public Shareholders as at that date. Assuming the Company had purchased or acquired Shares from the public up to the full 10% limit pursuant to the proposed Share Purchase Mandate on the Latest Practicable Date, approximately 31.9% of the issued Shares would have been held by public Shareholders as at that date.

The Company will ensure that there is a sufficient number of the Shares in issue held by public Shareholders which would permit the Company to undertake purchases or acquisitions of its Shares through Market Purchases up to the full 10% limit pursuant to the proposed Share Purchase Mandate without affecting the listing status of the Shares on the SGX-ST, causing market illiquidity or affecting orderly trading.

2.11 **ASX Listing Rules.** The ASX Listing Rules set out certain requirements that may be additional to the requirements of the SGX Listing Manual unless the Company has obtained a waiver from that rule. ASX Listing Rule 7.29 has as a condition for an on-market buy-back that there must have been transactions in a company's shares on ASX on at least five days in the three months preceding the buy-back. ASX Listing Rule 7.33 requires an on-market buy-back to only be effected at a price which is not more than 5% above the average market price for the buy-back securities calculated over the last five days on which sales were recorded before the day on which the purchase under the buy-back was made. This is similar to Rule 884 of the SGX Listing Manual, although ASX excludes certain transactions (special crossings, overnight sales and exercises of exchange traded options) from the definition of "market price" and Rule 884 provides that the average market price is deemed to be adjusted for any corporate action that occurs after the relevant five-day period. Further, ASX Listing Rule 7.36 requires consultation by the Company with ASX (because it is not subject to the Australian Corporations Act 2001) before any buy-back and allows ASX to impose requirements on the buy-back as if it were a company incorporated in Australia.

The Company has consulted with ASX under ASX Listing Rule 7.36 concerning share buy-backs carried out by the Company. ASX has agreed that, until there is a change to the Companies Act, the SGX Listing Manual, the Australian Corporations Act 2001 or the ASX Listing Rules in relation to share buy-backs, the Company will comply with the ASX Listing Rules relating to on-market buy-backs (by companies) as if the references to a company making a buy-back under the Australian Corporations Act 2001 included a reference to the Company making a buy-back permitted by the Companies Act and accordingly the Company will give the notices in relation to buy-backs required by ASX Listing Rules 3.8A and 3.9.

2.12 **Shareholding limit.** The Articles currently prescribe a Shareholding Limit of 15% of the issued Shares in which any person or related group of persons (other than a person or persons approved by the Directors) may have an interest. The Articles also empower the Directors to require the sale of Shares, if it shall come to their notice that the Shareholding Limit is exceeded.

The Company wishes to draw the attention of Shareholders and CUFS Holders to the following consequences of a purchase or acquisition of Shares by the Company pursuant to the Share Purchase Mandate, if the renewal of the Share Purchase Mandate is approved by Shareholders:

A PURCHASE OR ACQUISITION OF SHARES BY THE COMPANY MAY INADVERTENTLY CAUSE THE INTEREST IN THE SHARES OF ANY PERSON OR RELATED GROUP OF PERSONS TO REACH OR EXCEED THE SHAREHOLDING LIMIT (IN PARTICULAR, A PERSON WHOSE INTEREST IN SHARES IS CURRENTLY CLOSE TO THE SHAREHOLDING LIMIT). THE DIRECTORS ARE EMPOWERED TO SERVE NOTICE ON SUCH PERSON REQUIRING A DISPOSAL OF THE INTEREST IN THE AFFECTED SHARES WITHIN 21 DAYS OF THE GIVING OF SUCH NOTICE OR SUCH LONGER PERIOD AS THE DIRECTORS CONSIDER REASONABLE TO A PERSON QUALIFIED TO HAVE AN INTEREST IN THE AFFECTED SHARES.

2.13 **Take-over Implications.** Appendix 2 of the Take-over Code contains the Share Buy-Back Guidance Note. The take-over implications arising from any purchase or acquisition by the Company of its Shares are set out below.

2.13.1 Obligation to make a Take-over Offer

If, as a result of any purchase or acquisition by the Company of its Shares, the proportionate interest in the voting capital of the Company of a Shareholder and persons acting in concert with him increases, such increase will be treated as an acquisition for the purposes of Rule 14 of the Take-over Code. Consequently, a Shareholder or a group of Shareholders acting in concert with a Director could obtain or consolidate effective control of the Company and become obliged to make an offer under Rule 14 of the Take-over Code.

2.13.2 Persons Acting in Concert

Under the Take-over Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), co-operate, through the acquisition by any of them of shares in a company to obtain or consolidate effective control of that company.

Unless the contrary is established, the Take-over Code presumes, *inter alia*, the following individuals and companies to be persons acting in concert with each other:

(a) the following companies:

(i) a company;
(ii) the parent company of (i);
(iii) the subsidiaries of (i);
(iv) the fellow subsidiaries of (i);
(v) the associated companies of any of (i), (ii), (iii) or (iv);
(vi) companies whose associated companies include any of (i), (ii), (iii), (iv) or (v); and
(vii) any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the companies referred to above for the purchase of voting rights; and

(b) a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts).

The circumstances under which Shareholders (including Directors), CUFS Holders and persons acting in concert with them respectively, will incur an obligation to make a take-over offer under Rule 14 of the Take-over Code after a purchase or acquisition of Shares by the Company are set out in Appendix 2 of the Take-over Code.

2.13.3 Effect of Rule 14 and Appendix 2

In general terms, the effect of Rule 14 and Appendix 2 of the Take-over Code is that, unless exempted, Directors and persons acting in concert with them will incur an obligation to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring Shares, the voting rights of such Directors and their concert parties would increase to 30% or more, or in the event that such Directors and their concert parties hold between 30% and 50% of the Company's voting rights, if the voting rights of such Directors and their concert parties would increase by more than 1% in any period of six months.

Under Appendix 2 of the Take-over Code, a Shareholder not acting in concert with the Directors will not be required to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring its Shares, the voting rights of such Shareholder would increase to 30% or more, or, if such Shareholder holds between 30% and 50% of the Company's voting rights, the voting rights of such Shareholder would increase by more than 1% in any period of six months. Such Shareholder need not abstain from voting in respect of the resolution authorising the Share Purchase Mandate.

Based on substantial shareholder notifications received by the Company under Division 4, Part IV of the Companies Act as at the Latest Practicable Date as set out in paragraph 4.2 below, none of the substantial Shareholders would become obliged to make a take-over offer for the Company under Rule 14 of the Take-over Code as a result of the purchase or acquisition by the Company of the maximum limit of 10% of its issued Shares as at the Latest Practicable Date.

Shareholders and CUFS Holders who are in doubt as to their obligations, if any, to make a mandatory take-over offer under the Take-over Code as a result of any purchase or acquisition of Shares by the Company should consult the Securities Industry Council and/or their professional advisers at the earliest opportunity.

2.14 Previous Purchases. The following are details of purchases or acquisitions of Shares made by the Company during the period from 18 May 2006 to 10 May 2007:

Date of purchase or acquisition	Number of Shares purchased or acquired	Highest price paid per Share	Lowest price paid per Share	Total consideration paid
18 May 2006	3,437,934	S$2.63	S$2.62	S$9,033,502.86
19 May 2006	206,187	S$2.64	S$2.63	S$542,976.53
10 May 2007	3,376,924	S$3.32	S$3.32	S$11,221,435.25

3. THE PROPOSED APPROVAL FOR PARTICIPATION BY THE RELEVANT PERSON IN THE SINGTEL PERFORMANCE SHARE PLAN FOR THE PURPOSES OF THE LISTING RULES OF ASX LIMITED

3.1 **ASX Listing Rules.** Under Listing Rule 10.14 of the ASX Listing Rules, a Director, an ASX Associate of a Director or a person whose relationship with the Company is in ASX's opinion such that approval should be obtained, may only participate in an employee incentive scheme if the Shareholders approve that participation by Ordinary Resolution. This rule does not apply to securities purchased on-market under the terms of a scheme that provides for purchase of securities by or on behalf of employees or directors.

For the purposes of the ASX Listing Rules, an ASX Associate is interpreted by reference to section 11 and sections 13 to 17 of the Australian Corporations Act 2001, and includes a person in concert with whom the director is acting or proposing to act or with whom the director is or proposes to become associated whether formally or informally in any other way, in respect of the matter to which the associate reference relates (in this case, the acquisition of Shares under the SingTel Performance Share Plan).

An ASX Associate of a Director of the Company, or a person whose relationship with the Company is in ASX's opinion such that approval should be obtained, would be eligible to participate in the SingTel Performance Share Plan only if he satisfies the eligibility requirements of the SingTel Performance Share Plan to begin with.

3.2 **Information under ASX Requirements.** The relevant approval is thus being sought from Shareholders at the EGM. In accordance with ASX requirements, the following information is provided:

3.2.1 Relevant Person

The Relevant Person in relation to whom approval to participate in the SingTel Performance Share Plan in the Relevant Period is being sought is:

Chua Sock Koong

3.2.2 Maximum Number of Shares

The maximum number of Shares comprised in an award that may be granted (subject to the terms and conditions of the SingTel Performance Share Plan) to the Relevant Person during the Relevant Period is:

Relevant Person	Maximum Number of Shares
Chua Sock Koong	2,000,000

3.2.3 Terms and Conditions

The Shares to be awarded (subject to the terms and conditions of the SingTel Performance Share Plan) to the Relevant Person will be awarded free of charge. The award, if any, will be granted prior to the end of the Relevant Period (that is, prior to the date of the 16th Annual General Meeting of the Company or prior to the date falling 12 months after the date of the 15th Annual General Meeting of the Company, whichever is the earlier).

The other terms and conditions (including vesting conditions) of Shares which may be acquired by the Relevant Person will be subject to the Rules of the SingTel Performance Share Plan.

3.2.4 Other Directors or ASX Associates

None of the other Directors, except Chua Sock Koong, or ASX Associates have received any awards of Shares under the SingTel Performance Share Plan as at the Latest Practicable Date. Executive Directors are eligible to participate in the SingTel Performance Share Plan. Chua Sock Koong is the only executive Director of the Company. Details of Chua Sock Koong's interests in Shares are set out in paragraph 4.1 below.

3.2.5 Voting Exclusion

In relation to this resolution, the Company will disregard any votes cast on the resolution by:

(a) a Director; and

(b) an ASX Associate of that person (or those persons).

However, the Company need not disregard a vote if:

(i) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or

(ii) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

4. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

4.1 **Directors' Interests.** The interests of the Directors in the Shares, as extracted from the Register of Directors' Shareholdings, as at the Latest Practicable Date, are set out below:

	Number of Shares		
	Direct Interest	**Deemed Interest**	**Total Interest**
Chumpol NaLamlieng	199,500	-	199,500
Chua Sock Koong	1,439,420	20,830,985 (1)	22,270,405
Graham John Bradley	88,200	-	88,200
Paul Chan Kwai Wah	54,600	1,550 (2)	56,150
Heng Swee Keat	1,330	-	1,330
Simon Israel	179,820	-	179,820
Professor Tommy Koh	3,270	580 (2)	3,850
John Powell Morschel	55,780	-	55,780
Kaikhushru Shiavax Nargolwala	100,000	-	100,000
Deepak S Parekh	-	-	-
Nicky Tan Ng Kuang	150,000	-	150,000

	Number of Shares Comprised in Unexercised Share Options
Chua Sock Koong	1,584,000

Notes:

(1) The deemed interest in 20,830,985 Shares includes:

(i) 18,343,010 Shares held by RBC Dexia Trust Services Singapore Limited ("**Dexia**"), the trustee of a trust established to purchase Shares for the benefit of eligible employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. The Shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Companies Act, Chua Sock Koong is deemed to be interested in the Shares held by Dexia pursuant to the trust;

(ii) 28,137 Shares held by the spouse of Chua Sock Koong; and

(iii) an aggregate of up to 2,459,838 Shares awarded to Chua Sock Koong pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

(2) Held by spouse.

4.2 **Substantial Shareholders' Interests.** The interests of the substantial Shareholders in the Shares, as extracted from the Register of Substantial Shareholders, as at the Latest Practicable Date, are set out below:

	Number of Shares		
	Direct Interest	**Deemed Interest**	**Total Percentage Interest**
Temasek Holdings (Private) Limited	8,613,550,910	306,084,957 [1]	56.1
The Capital Group Companies, Inc	-	829,348,075 [1]	5.2

Notes:
(1) Deemed through shareholdings of associated and/or subsidiary companies.

5. DIRECTORS' RECOMMENDATIONS

5.1 **The Proposed Renewal of the Share Purchase Mandate.** The Directors are of the opinion that the proposed renewal of the Share Purchase Mandate is in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 1, being the Ordinary Resolution relating to the proposed renewal of the Share Purchase Mandate to be proposed at the EGM.

5.2 **The Proposed Approval for Participation by the Relevant Person in the SingTel Performance Share Plan.** The Directors are prohibited under the ASX Listing Rules from voting in respect of Resolution 2, being the Ordinary Resolution relating to the proposed approval for participation by the Relevant Person in the SingTel Performance Share Plan for the purposes of the ASX Listing Rules, and have accordingly also abstained from making any recommendation in respect of Resolution 2.

6. EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on pages 19 and 20 of this Circular, will be held at NTUC Auditorium, One Marina Boulevard, Level 7, NTUC Centre, Singapore 018989 on 27 July 2007 at 3.30 p.m. (or so soon thereafter following the conclusion or adjournment of the 15th Annual General Meeting of the Company to be held at 3.00 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without modifications, the Ordinary Resolutions set out in the Notice of EGM.

7. ACTION TO BE TAKEN BY SHAREHOLDERS AND CUFS HOLDERS

7.1 **Action to be Taken by Shareholders.** If a Shareholder is unable to attend the EGM and wishes to appoint a proxy to attend, speak and vote on his behalf, he should complete, sign and return the Proxy Form enclosed with this Circular in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat), by not later than 48 hours before the time appointed for the EGM. The completion and return of the Proxy Form by a Shareholder will not prevent him from attending and voting at the EGM in person if he so wishes.

7.2 **Action to be Taken by CUFS Holders.** If a CUFS Holder wishes to attend, speak and vote at the EGM, or wishes to nominate a proxy to attend, speak and vote at the EGM in his place as proxy for CHESS Depositary Nominees Pty Ltd, he should, where relevant, complete, sign and return the Proxy Form enclosed with this Circular in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the office of the Company's Australian registry, Computershare Investor Services Pty Limited at Level 3, 60 Carrington Street, Sydney NSW 2000, Australia or GPO Box 242, Melbourne VIC 8060, Australia, by not later than 48 hours before the time appointed for the EGM.

8. INSPECTION OF DOCUMENTS

The following documents are available for inspection at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 and at the office of the Company's Australian registry, Computershare Investor Services Pty Limited at Level 3, 60 Carrington Street, Sydney NSW 2000, Australia, during normal business hours from the date of this Circular up to the date of the EGM:

(a) the Annual Report of the Company for the financial year ended 31 March 2007;
(b) the 2006 Circular;
(c) the Memorandum and Articles of Association of the Company; and
(d) the Rules of the SingTel Performance Share Plan.

9. DIRECTORS' RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and the opinions expressed in this Circular are fair and accurate and that there are no material facts the omission of which would make any statement in this Circular misleading.

Yours faithfully
for and on behalf of
the Board of Directors of
SINGAPORE TELECOMMUNICATIONS LIMITED

Chumpol NaLamlieng
Chairman

SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
Company Registration Number: 199201624D

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Singapore Telecommunications Limited (the "**Company**") will be held at NTUC Auditorium, One Marina Boulevard, Level 7, NTUC Centre, Singapore 018989 on 27 July 2007 at 3.30 p.m. (or so soon thereafter following the conclusion or adjournment of the 15th Annual General Meeting of the Company to be held at 3.00 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without modifications, the following Resolutions, which will be proposed as Ordinary Resolutions:

Resolution 1: Ordinary Resolution
The Proposed Renewal of the Share Purchase Mandate

THAT:

(a) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 (the "**Companies Act**"), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued ordinary shares in the capital of the Company ("**Shares**") not exceeding in aggregate the Maximum Limit (as hereafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereafter defined), whether by way of:

(i) market purchase(s) on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") and/or any other stock exchange on which the Shares may for the time being be listed and quoted ("**Other Exchange**"); and/or

(ii) off-market purchase(s) (if effected otherwise than on the SGX-ST or, as the case may be, Other Exchange) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act,

and otherwise in accordance with all other laws and regulations and rules of the SGX-ST or, as the case may be, Other Exchange as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(b) unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

(i) the date on which the next Annual General Meeting of the Company is held; and

(ii) the date by which the next Annual General Meeting of the Company is required by law to be held;

(c) in this Resolution:

"**Average Closing Price**" means the average of the last dealt prices (excluding any transaction that the SGX-ST or Other Exchange (as the case may be) requires to be excluded for this purpose) of a Share for the five consecutive market days on which the Shares are transacted on the SGX-ST or, as the case may be, Other Exchange immediately preceding the date of market purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the off-market purchase, and deemed to be adjusted, in accordance with the listing rules of the SGX-ST, for any corporate action which occurs after the relevant five-day period;

"**date of the making of the offer**" means the date on which the Company makes an offer for the purchase or acquisition of Shares from holders of Shares, stating therein the relevant terms of the equal access scheme for effecting the off-market purchase;

"**Maximum Limit**" means that number of issued Shares representing 10% of the total number of issued Shares as at the date of the passing of this Resolution (excluding any Shares which are held as treasury shares as at that date); and

"**Maximum Price**" in relation to a Share to be purchased or acquired, means the purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) which shall not exceed:

(i) in the case of a market purchase of a Share, 105% of the Average Closing Price of the Shares; and

(ii) in the case of an off-market purchase of a Share pursuant to an equal access scheme, 110% of the Average Closing Price of the Shares; and

(d) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Resolution.

Resolution 2: Ordinary Resolution
The Proposed Approval for Participation by the Relevant Person in the SingTel Performance Share Plan for the purposes of the Listing Rules of ASX Limited

THAT, for the purposes of Rule 10.14 of the ASX Listing Rules, the participation by the Relevant Person in the Relevant Period specified in paragraph 3.2 of the Circular to Shareholders and CUFS Holders dated 28 June 2007 in the SingTel Performance Share Plan, on the terms as set out in that paragraph, be and is hereby approved.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary
Singapore, 28 June 2007

Notes:

1. With the exception of the Central Provident Fund Board and CHESS Depository Nominees Pty Ltd (who may each appoint more than two proxies), a member entitled to attend, speak and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend, speak and vote on his/her behalf. A proxy need not be a member of the Company.

2. The instrument appointing the proxy that has been executed by a member must be lodged at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat), not less than 48 hours before the time appointed for the Extraordinary General Meeting.

   The instrument appointing the proxy that has been executed by or on behalf of CHESS Depositary Nominees Pty Ltd and where relevant, by a holder of CHESS Units of Foreign Securities relating to Shares, must be lodged at the office of the Company's Australian registry, Computershare Investor Services Pty Limited at Level 3, 60 Carrington Street, Sydney NSW 2000, Australia or GPO Box 242, Melbourne VIC 8060, Australia, not less than 48 hours before the time appointed for the Extraordinary General Meeting.

3. The amount of financing required for the Company to purchase or acquire its Shares, and the impact on the Company's financial position, cannot be ascertained as at the date of this Notice as these will depend on the number of Shares purchased or acquired, whether the purchase or acquisition is made out of profits or capital, the price at which such Shares were purchased or acquired and whether the Shares purchased or acquired are held in treasury or cancelled.

   Based on the existing issued shares of the Company as at 30 April 2007 (the "**Latest Practicable Date**"), the purchase by the Company of 10% of its issued Shares will result in the purchase or acquisition of 1,590,653,503 Shares. In the case of market purchases by the Company and assuming that the Company purchases or acquires the 1,590,653,503 Shares at the Maximum Price of S$3.5574 for one Share (being the price equivalent to 5% above the average of the last dealt prices of the Shares for the five consecutive market days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date) the maximum amount of funds required for the purchase or acquisition of the 1,590,653,503 Shares is S$5,658,590,771.57. In the case of off-market purchases by the Company and assuming that the Company purchases or acquires the 1,590,653,503 Shares at the Maximum Price of S$3.7268 for one Share (being the price equivalent to 10% above the average of the last dealt prices of the Shares for the five consecutive market days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 1,590,653,503 Shares is S$5,928,047,474.98.

   The financial effects of the purchase or acquisition of such Shares by the Company pursuant to the proposed Share Purchase Mandate on the audited financial statements of the Group and the Company for the financial year ended 31 March 2007 based on these assumptions are set out in paragraph 2.7 of the Company's Circular to Shareholders and CUFS Holders dated 28 June 2007.

SEC File No: 82-3622

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/06/2007

TIME: 10:19:49

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of Annual General Meeting

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Thursday, June 28, 2007 8:20 AM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 471306.pdf

471306.pdf (111 KB)

ASX confirms the release to the market of Doc ID: 471306 as follows:
Release Time: 28-Jun-2007 10:19:43
ASX Code: SGT
File Name: 471306.pdf
Your Announcement Title: Notice of AGM

SingTel

SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
Company Registration Number: 199201624D

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT THE 15TH ANNUAL GENERAL MEETING of the Company will be held at NTUC Auditorium, One Marina Boulevard, Level 7, NTUC Centre, Singapore 018989 on Friday, 27 July 2007 at 3.00 p.m. to transact the following businesses:

Ordinary Business

1. To receive and adopt the Financial Statements for the financial year ended 31 March 2007, the Directors' Report and the Auditors' Report thereon. **Resolution 1**

2. To declare a final dividend of 6.5 cents per share and a special dividend of 9.5 cents per share in respect of the financial year ended 31 March 2007. **Resolution 2**

3. To re-elect the following Directors who retire by rotation in accordance with Article 97 of the Company's Articles of Association and who, being eligible, offer themselves for re-election [1]:
   (a) Mr Heng Swee Keat [2] **Resolution 3**
   (b) Mr Simon Israel [2] **Resolution 4**
   (c) Mr John Powell Morschel [2] **Resolution 5**
   (d) Mr Deepak S Parekh [2]. **Resolution 6**

4. To re-elect the following Directors who cease to hold office in accordance with Article 103 of the Company's Articles of Association and who, being eligible, offer themselves for re-election:
   (a) Ms Chua Sock Koong [2] **Resolution 7**
   (b) Mr Kaikhushru Shiavax Nargolwala [2] (independent member of the Audit Committee). **Resolution 8**

5. To approve Directors' fees payable by the Company of S$1,713,520 for the financial year ended 31 March 2007 (2006: S$1,453,000; increase: S$260,520) [3]. **Resolution 9**

6. To approve payment of Directors' fees by the Company of up to S$2,250,000 for the financial year ending 31 March 2008 (increase: up to S$536,480) [3]. **Resolution 10**

7. To re-appoint Auditors and to authorise the Directors to fix their remuneration. **Resolution 11**

8. To transact any other business of an Annual General Meeting.

Notes:

(1) In relation to the retirement of Directors by rotation at the 15th Annual General Meeting, Mr Paul Chan Kwai Wah is also due to retire by rotation, but has given notice to the Company that he does not wish to be re-elected to office thereat.

(2) Detailed information on these Directors can be found under 'Board of Directors' and 'Corporate Governance Report' in the Company's Annual Report 2006/2007.

(3) Voting Exclusion – Resolutions 9 & 10
The Company will disregard any votes cast on these Resolutions by:
(a) a Director of the Company; and
(b) an associate (as defined for the purposes of the Listing Rules of ASX Limited) of that person (or those persons).

However, the Company need not disregard a vote if:

(a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
(b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

NOTICE OF BOOKS CLOSURE

(for Shares Quoted on the Singapore Exchange Securities Trading Limited)

NOTICE IS ALSO HEREBY GIVEN THAT the Transfer Book and Register of Members of the Company will be closed on 13 August 2007 for the preparation of dividend warrants. Duly completed registrable transfers of the ordinary shares in the capital of the Company ("Shares") received by the Company's Share Registrar, M & C Services Private Limited at 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906, up to 5.00 p.m. on 10 August 2007 will be registered to determine members' entitlements to the proposed final and special dividends.

Members whose Securities Accounts with The Central Depository (Pte) Limited are credited with Shares at 5.00 p.m. on 10 August 2007 will be entitled to the proposed final and special dividends. Payment of the final and special dividends, if approved by members at the 15th Annual General Meeting, will be made on 30 August 2007.

NOTICE OF RECORD DATE

(for Shares Quoted on ASX Limited issued in the form of CHESS Units of Foreign Securities)

NOTICE IS ALSO HEREBY GIVEN THAT the record date ("Record Date") to determine entitlements to the proposed final and special dividends is 10 August 2007. Holders of CHESS Units of Foreign Securities relating to ordinary shares ("Shares") in the Company ("CUFS") as at the Record Date will be entitled to receive the proposed final and special dividends. Payment of the final and special dividends, if approved by members at the 15th Annual General Meeting, will be made on 30 August 2007.

The rate of exchange applicable in determining the amount of currency of Australia that is to be paid to satisfy the obligation to pay such proposed final and special dividends in relation to the Shares which are listed on ASX Limited, including Shares traded in the form of CUFS, will be the average of the quoted rates, as selected by any Director, prevailing over the five market days immediately preceding the Record Date.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary
Singapore, 28 June 2007

Notes:
A member (other than CHESS Depositary Nominees Pty Ltd) who wishes to have his SingTel dividends credited directly into his bank account should contact The Central Depository (Pte) Limited at Tel: +65 6535 7511, if he has not already signed/returned his Direct Crediting Authorisation Form.

A CUFS holder who wishes to have his SingTel dividends credited directly into his bank account should contact the Company's Australian registry, Computershare Investor Services Pty Limited at Tel: 1800 501 501 or +61 3 9615 5970, if he has not already signed/returned his Request for Direct Crediting of Dividends Form ("Form"). The Form can be downloaded from www.computershare.com.

SingTel

SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
Company Registration Number: 199201624D

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT THE 15TH ANNUAL GENERAL MEETING of the Company will be held at NTUC Auditorium, One Marina Boulevard, Level 7, NTUC Centre, Singapore 018989 on Friday, 27 July 2007 at 3.00 p.m. to transact the following businesses:

Ordinary Business

1. To receive and adopt the Financial Statements for the financial year ended 31 March 2007, the Directors' Report and the Auditors' Report thereon. **Resolution 1**

2. To declare a final dividend of 6.5 cents per share and a special dividend of 9.5 cents per share in respect of the financial year ended 31 March 2007. **Resolution 2**

3. To re-elect the following Directors who retire by rotation in accordance with Article 97 of the Company's Articles of Association and who, being eligible, offer themselves for re-election [1]:
   (a) Mr Heng Swee Keat [2] **Resolution 3**
   (b) Mr Simon Israel [2] **Resolution 4**
   (c) Mr John Powell Morschel [2] **Resolution 5**
   (d) Mr Deepak S Parekh [2]. **Resolution 6**

4. To re-elect the following Directors who cease to hold office in accordance with Article 103 of the Company's Articles of Association and who, being eligible, offer themselves for re-election:
   (a) Ms Chua Sock Koong [2] **Resolution 7**
   (b) Mr Kaikhushru Shiavax Nargolwala [2] (independent member of the Audit Committee). **Resolution 8**

5. To approve Directors' fees payable by the Company of S$1,713,520 for the financial year ended 31 March 2007 (2006: S$1,453,000; increase: S$260,520) [3]. **Resolution 9**

6. To approve payment of Directors' fees by the Company of up to S$2,250,000 for the financial year ending 31 March 2008 (increase: up to S$536,480) [3]. **Resolution 10**

7. To re-appoint Auditors and to authorise the Directors to fix their remuneration. **Resolution 11**

8. To transact any other business of an Annual General Meeting.

Notes:

(1) In relation to the retirement of Directors by rotation at the 15th Annual General Meeting, Mr Paul Chan Kwai Wah is also due to retire by rotation, but has given notice to the Company that he does not wish to be re-elected to office thereat.

(2) Detailed information on these Directors can be found under 'Board of Directors' and 'Corporate Governance Report' in the Company's Annual Report 2006/2007.

(3) Voting Exclusion – Resolutions 9 & 10
The Company will disregard any votes cast on these Resolutions by:
(a) a Director of the Company; and
(b) an associate (as defined for the purposes of the Listing Rules of ASX Limited) of that person (or those persons).

However, the Company need not disregard a vote if:

(a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
(b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Special Business

9. To consider and, if thought fit, to pass with or without amendments the following Resolutions as Ordinary Resolutions:

(a) That authority be and is hereby given to the Directors to:

(i) (1) issue shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

(2) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(ii) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(I) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 per cent. of the issued shares in the capital of the Company (as calculated in accordance with sub-paragraph (II) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 15 per cent. of the issued shares in the capital of the Company (as calculated in accordance with sub-paragraph (II) below);

(II) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("SGX-ST")) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (I) above, the percentage of issued shares shall be based on the total number of issued shares in the capital of the Company at the time this Resolution is passed, after adjusting for:

(a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(b) any subsequent consolidation or sub-division of shares;

(III) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST and the rules of any other stock exchange on which the shares of the Company may for the time being be listed or quoted ("Other Exchange") for the time being in force (unless such compliance has been waived by the SGX-ST or, as the case may be, the Other Exchange) and the Articles of Association for the time being of the Company; and

(IV) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier. **Resolution 12**

(b) That approval be and is hereby given to the Directors to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of options under the Singapore Telecom Share Option Scheme 1999 ("1999 Scheme"), provided always that the aggregate number of shares to be issued pursuant to the 1999 Scheme shall not exceed 5 per cent. of the total number of issued shares in the capital of the Company from time to time as calculated in accordance with the Rules of the 1999 Scheme. **Resolution 13**

(c) That approval be and is hereby given to the Directors to grant awards in accordance with the provisions of the SingTel Performance Share Plan ("Share Plan") and to allot and issue from time to time such number of fully paid-up shares in the capital of the Company as may be required to be issued pursuant to the vesting of awards under the Share Plan, provided always that the aggregate number of shares to be issued pursuant to the 1999 Scheme and the Share Plan shall not exceed 10 per cent. of the total number of issued shares in the capital of the Company from time to time. **Resolution 14**

By Order of the Board

Chan Su Shan (Ms)
Company Secretary
Singapore, 28 June 2007

Additional Information for Item under the Heading "Ordinary Business"

Resolution 10 is to facilitate payment of Directors' fees during the financial year in which the fees are incurred. The Directors' fees are calculated based on, amongst other things, the number of scheduled Board and committee meetings for the financial year 2006/2007 and assuming that all non-executive Directors will hold office for the full year.

Statement Pursuant to Article 58(C) of the Articles of Association of the Company

Resolution 12 is to empower the Directors to issue shares in the capital of the Company and to make or grant instruments (such as warrants or debentures) convertible into shares, and to issue shares in pursuance of such instruments, up to a number not exceeding in total 50 per cent. of the issued shares in the capital of the Company, with a sub-limit of 15 per cent. for issues other than on a *pro rata* basis to shareholders. The 15 per cent. sub-limit for non-*pro rata* issues is lower than the 20 per cent. sub-limit allowed under the Listing Manual of the SGX-ST and the Articles of Association of the Company. For the purpose of determining the aggregate number of shares that may be issued, the percentage of issued shares shall be based on the number of issued shares in the capital of the Company at the time that Resolution 12 is passed, after adjusting for (a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that Resolution 12 is passed, and (b) any subsequent consolidation or sub-division of shares.

Resolution 13 is to empower the Directors to issue shares in the capital of the Company pursuant to the Singapore Telecom Share Option Scheme 1999 ("1999 Scheme"), provided that the aggregate number of shares to be issued pursuant to the 1999 Scheme does not exceed 5 per cent. of the total number of issued shares in the capital of the Company from time to time as calculated in accordance with the Rules of the 1999 Scheme.

Resolution 14 is to empower the Directors to grant awards and to issue shares in the capital of the Company pursuant to the SingTel Performance Share Plan ("Share Plan"), provided that the aggregate number of shares to be issued pursuant to the 1999 Scheme and the Share Plan does not exceed 10 per cent. of the total number of issued shares in the capital of the Company from time to time.

Notwithstanding Resolutions 12, 13 and 14, as the Company is admitted to the official list of ASX Limited, the Company is bound to comply with the Listing Rules of ASX Limited that are in force from time to time, in particular Listing Rule 7.1 (which deals with new issues of equity securities exceeding 15 per cent. of capital) and Chapter 10 of the Listing Rules (which deals with transactions with persons in a position of influence).

Notes:

1. With the exception of the Central Provident Fund Board and CHESS Depositary Nominees Pty Ltd ("CDN") (who may each appoint more than two proxies), a member entitled to attend, speak and vote at the Annual General Meeting is entitled to appoint not more than two proxies to attend, speak and vote instead of him, and such proxy need not be a member of the Company.

2. Every instrument of proxy, other than instruments of proxy from CDN, must be deposited at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat) not less than 48 hours before the time appointed for the Annual General Meeting.

   Every instrument of proxy from CDN must be lodged by the holders of CHESS Units of Foreign Securities ("CUFS") relating to ordinary shares in the Company at the office of the Company's Australian registry, Computershare Investor Services Pty Limited at Level 3, 60 Carrington Street, Sydney NSW 2000, Australia or GPO Box 242, Melbourne VIC 8060, Australia, not less than 48 hours before the time appointed for the Annual General Meeting.

3. To obtain a complimentary copy of CDN's Financial Services Guide ("FSG"), or any Supplementary FSG, a member or CUFS holder may visit www.asx.com.au/cdis or phone 1300 300 2790 to have one sent to him.

NOTICE OF BOOKS CLOSURE

(for Shares Quoted on the Singapore Exchange Securities Trading Limited)

NOTICE IS ALSO HEREBY GIVEN THAT the Transfer Book and Register of Members of the Company will be closed on 13 August 2007 for the preparation of dividend warrants. Duly completed registrable transfers of the ordinary shares in the capital of the Company ("Shares") received by the Company's Share Registrar, M & C Services Private Limited at 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906, up to 5.00 p.m. on 10 August 2007 will be registered to determine members' entitlements to the proposed final and special dividends.

Members whose Securities Accounts with The Central Depository (Pte) Limited are credited with Shares at 5.00 p.m. on 10 August 2007 will be entitled to the proposed final and special dividends. Payment of the final and special dividends, if approved by members at the 15th Annual General Meeting, will be made on 30 August 2007.

NOTICE OF RECORD DATE

(for Shares Quoted on ASX Limited issued in the form of CHESS Units of Foreign Securities)

NOTICE IS ALSO HEREBY GIVEN THAT the record date ("Record Date") to determine entitlements to the proposed final and special dividends is 10 August 2007. Holders of CHESS Units of Foreign Securities relating to ordinary shares ("Shares") in the Company ("CUFS") as at the Record Date will be entitled to receive the proposed final and special dividends. Payment of the final and special dividends, if approved by members at the 15th Annual General Meeting, will be made on 30 August 2007.

The rate of exchange applicable in determining the amount of currency of Australia that is to be paid to satisfy the obligation to pay such proposed final and special dividends in relation to the Shares which are listed on ASX Limited, including Shares traded in the form of CUFS, will be the average of the quoted rates, as selected by any Director, prevailing over the five market days immediately preceding the Record Date.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary
Singapore, 28 June 2007

Notes:
A member (other than CHESS Depositary Nominees Pty Ltd) who wishes to have his SingTel dividends credited directly into his bank account should contact The Central Depository (Pte) Limited at Tel: +65 6535 7511, if he has not already signed/returned his Direct Crediting Authorisation Form.

A CUFS holder who wishes to have his SingTel dividends credited directly into his bank account should contact the Company's Australian registry, Computershare Investor Services Pty Limited at Tel: 1800 501 501 or +61 3 9615 5970, if he has not already signed/returned his Request for Direct Crediting of Dividends Form ("Form"). The Form can be downloaded from www.computershare.com.

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	28-Jun-2007 17:19:42
Announcement No.	00054

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 28-06-2007
2. Name of Director * — Chua Sock Koong
3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 28-06-2007
2. Name of Registered Holder — Chua Sock Koong
3. Circumstance(s) giving rise to the interest or change in interest — # Others

   # Please specify details — Award of up to 1,031,517 ordinary shares in SingTel pursuant to the SingTel Performance Share Plan, subject to certain performance conditions (see Annexes 1 and 2 attached) being met and other terms and conditions.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	1,706,800
As a percentage of issued share capital	0.0107 %

No. of Shares which are subject of this notice	0
As a percentage of issued share capital	0 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0
No. of Shares held after the change	1,706,800
As a percentage of issued share capital	0.0107 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	1,706,800	8,652,258
As a percentage of issued share capital	0.0107 %	0.0544 %
No. of shares held after the change	1,706,800	9,683,775
As a percentage of issued share capital	0.0107 %	0.0609 %

Footnotes

Note: The deemed interest of 9,683,775 ordinary shares includes:
(i) 6,788,168 ordinary shares held by RBC Dexia Trust Services Singapore Limited ("Dexia"), the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Companies Act, Chua Sock Koong is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust;
(ii) 28,137 ordinary shares held by Lee Swee Kiat, spouse of Chua Sock Koong; and
(iii) an aggregate of up to 2,867,470 ordinary shares in SingTel awarded to Chua Sock Koong pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

Chua Sock Koong holds options to subscribe for 1,584,000 unissued ordinary shares in SingTel pursuant to the Singapore Telecom Share Option Scheme 1999.

Attachments:

DecForm-csk-2007award-ann1and2.pdf
Total size = **63K**
(2048K size limit recommended)

Close Window

Annex 1

Performance Conditions

In respect of 591,836 shares (the "General Award"), vesting is subject to the rules of the SingTel Performance Share Plan and other terms and conditions, including the performance criteria set out below.

The performance criteria will be based on SingTel's Total Shareholders' Return (TSR in %) as compared to that of other companies in the MSCI Asia-Pacific Telecom Index ("Index"), as follows:

(a) Half of the General Award is subject to the following performance conditions:

TSR (%) Ranking of SingTel against the Index for the period 1 Apr 07 to 31 Mar 10	% of performance shares under this paragraph (a) to be vested
80th – 100th percentile	100%
70th – 79th percentile	90%
60th – 69th percentile	70%
50th – 59th percentile	50%
< 50th percentile	0%

(b) The remaining half of the General Award is subject to the following performance conditions:

SingTel's TSR (%) for the period from 1 Apr 07 to 31 Mar 10	% of performance shares under this paragraph (b) to be vested
≥2 ℵ	100%
1.9 ℵ to 1.99 ℵ	95%
1.8 ℵ to 1.89 ℵ	90%
1.7 ℵ to 1.79 ℵ	85%
1.6 ℵ to 1.69 ℵ	80%
1.5 ℵ to 1.59 ℵ	75%
1.4 ℵ to 1.49 ℵ	70%
1.3 ℵ to 1.39 ℵ	65%
1.2 ℵ to 1.29 ℵ	60%
1.1 ℵ to 1.19 ℵ	55%
ℵ to 1.09 ℵ	50%
0.9 ℵ to 0.99 ℵ	25%
< 0.9 ℵ	0%

ℵ = TSR (%) of the MSCI Asia-Pacific Telecom Index for the period from 1 April 2007 to 31 March 2010

The performance shares were valued adopting a Monte-Carlo simulation methodology. The fair value of the General Award, based on such simulation as at 1 April 2007 (being the start of the performance period), was S$1.7120 per share.

Performance Conditions

In respect of 439,681 shares (the "Senior Management Award"), vesting is subject to the rules of the SingTel Performance Share Plan and other terms and conditions, including the performance criteria set out below. The average Return on Invested Capital ("ROIC") target is 18.5% for the performance period 1 April 2007 to 31 March 2010 and the targeted increase in ROIC is 1.5% over the performance period ("Targeted Increase"). The targeted increase is measured against the ROIC for FY06/07, excluding Infocomm Development Authority ("IDA") compensation [1], of 17.0%.

(a) The vesting of the performance shares under the Senior Management Award shall depend on the extent to which the Targeted Increase has been achieved, as follows:

(i) Where less than 75% of the Targeted Increase is achieved, no performance shares shall vest.

(ii) Where 75% or more but less than 100% of the Targeted Increase is achieved and subject to paragraph (b) below, the performance shares shall vest to the same extent in percentage terms as the percentage to which the Targeted Increase has been achieved. For example, where 90% of the Targeted Increase has been achieved, 90% of the performance shares shall vest.

(iii) Where the Targeted Increase is achieved or exceeded and subject to paragraph (b) below, 100% of the performance shares shall vest.

(b) The Senior Management Award will only vest if all or part of the General Award vests.

The performance shares were valued adopting a Monte-Carlo simulation methodology. The fair value of the Senior Management Award, based on such simulation as at 1 April 2007 (being the start of the performance period), was S$1.6815 per share.

---

(1) IDA compensation
The compensation payments received from IDA in 1997 and 2000 have been fully amortised in the financial year ended 31 March 2007. With effect from 1 April 2007, SingTel ceased to recognise this compensation income. Excluding the IDA compensation, the ROIC for FY06/07 would be lower at 17.0% (instead of the reported 18.3%).

Lorinda Leung

From: Lim Li Ching
Sent: Thursday, June 28, 2007 5:20 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, June 28, 2007 5:19:42 PM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: NOTICE OF INTEREST/CHANGES IN INTEREST
Announcement No. :: 00054
Submission Date & Time :: 28-Jun-2007 17:18:55
Broadcast Date & Time :: 28-Jun-2007 17:19:42
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/06/2007

TIME: 19:30:44

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of Interest of Director

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

.Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Thursday, June 28, 2007 5:31 PM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 471625.pdf

471625.pdf (325 KB)

ASX confirms the release to the market of Doc ID: 471625 as follows:
Release Time: 28-Jun-2007 19:30:43
ASX Code: SGT
File Name: 471625.pdf
Your Announcement Title: Notice of Interest of Director

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Singapore Telecommunications Limited**
ABN	**ARBN No. 096 701 567**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Chua Sock Koong
Date of last notice	5 June 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	

+ See chapter 19 for defined terms.

E :FORMS/ASX/APP3Y-CSK(2007award)

No. of securities held prior to change	1,706,800 ordinary shares 1,584,000 options 28,137 ordinary shares – held by Lee Swee Kiat, spouse of Chua Sock Koong 6,788,168 ordinary shares – held by RBC Dexia Trust Services Singapore Limited ("Dexia"), the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Singapore Companies Act, Chua Sock Koong is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust.
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	1,706,800 ordinary shares 1,584,000 options 28,137 ordinary shares – held by Lee Swee Kiat, spouse of Chua Sock Koong 6,788,168 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	No change

Part 2 – Change of director's interests in contracts

+ See chapter 19 for defined terms.

Detail of contract	Letter of Offer dated 29 May 2007 from SingTel to Chua Sock Koong relating to the awards to Chua Sock Koong of up to a total of 1,031,517 ordinary shares in SingTel pursuant to the SingTel Performance Share Plan, subject to certain performance conditions (see Annexes 1 and 2 attached) being met and other terms and conditions.
Nature of interest	Contingent right to a total of up to 1,031,517 ordinary shares in SingTel in the future.
Name of registered holder (if issued securities)	
Date of change	28 June 2007
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	Up to 1,031,517 ordinary shares in SingTel, subject to certain performance conditions (see Annexes 1 and 2 attached) being met and other terms and conditions.
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	Up to 2,867,470 ordinary shares in SingTel, subject to certain performance conditions being met and other terms and conditions.

+ See chapter 19 for defined terms.

Performance Conditions

In respect of 591,836 shares (the "General Award"), vesting is subject to the rules of the SingTel Performance Share Plan and other terms and conditions, including the performance criteria set out below.

The performance criteria will be based on SingTel's Total Shareholders' Return (TSR in %) as compared to that of other companies in the MSCI Asia-Pacific Telecom Index ("Index"), as follows:

(a) Half of the General Award is subject to the following performance conditions:

TSR (%) Ranking of SingTel against the Index for the period 1 Apr 07 to 31 Mar 10	% of performance shares under this paragraph (a) to be vested
80th – 100th percentile	100%
70th – 79th percentile	90%
60th – 69th percentile	70%
50th – 59th percentile	50%
< 50th percentile	0%

(b) The remaining half of the General Award is subject to the following performance conditions:

SingTel's TSR (%) for the period from 1 Apr 07 to 31 Mar 10	% of performance shares under this paragraph (b) to be vested
$\geq 2\aleph$	100%
$1.9\aleph$ to $1.99\aleph$	95%
$1.8\aleph$ to $1.89\aleph$	90%
$1.7\aleph$ to $1.79\aleph$	85%
$1.6\aleph$ to $1.69\aleph$	80%
$1.5\aleph$ to $1.59\aleph$	75%
$1.4\aleph$ to $1.49\aleph$	70%
$1.3\aleph$ to $1.39\aleph$	65%
$1.2\aleph$ to $1.29\aleph$	60%
$1.1\aleph$ to $1.19\aleph$	55%
$\aleph$ to $1.09\aleph$	50%
$0.9\aleph$ to $0.99\aleph$	25%
$< 0.9\aleph$	0%

$\aleph$ = TSR (%) of the MSCI Asia-Pacific Telecom Index for the period from 1 April 2007 to 31 March 2010

The performance shares were valued adopting a Monte-Carlo simulation methodology. The fair value of the General Award, based on such simulation as at 1 April 2007 (being the start of the performance period), was S$1.7120 per share.

Annex 2

Performance Conditions

In respect of 439,681 shares (the "Senior Management Award"), vesting is subject to the rules of the SingTel Performance Share Plan and other terms and conditions, including the performance criteria set out below. The average Return on Invested Capital ("ROIC") target is 18.5% for the performance period 1 April 2007 to 31 March 2010 and the targeted increase in ROIC is 1.5% over the performance period ("Targeted Increase"). The targeted increase is measured against the ROIC for FY06/07, excluding Infocomm Development Authority ("IDA") compensation [(1)], of 17.0%.

(a) The vesting of the performance shares under the Senior Management Award shall depend on the extent to which the Targeted Increase has been achieved, as follows:

(i) Where less than 75% of the Targeted Increase is achieved, no performance shares shall vest.

(ii) Where 75% or more but less than 100% of the Targeted Increase is achieved and subject to paragraph (b) below, the performance shares shall vest to the same extent in percentage terms as the percentage to which the Targeted Increase has been achieved. For example, where 90% of the Targeted Increase has been achieved, 90% of the performance shares shall vest.

(iii) Where the Targeted Increase is achieved or exceeded and subject to paragraph (b) below, 100% of the performance shares shall vest.

(b) The Senior Management Award will only vest if all or part of the General Award vests.

The performance shares were valued adopting a Monte-Carlo simulation methodology. The fair value of the Senior Management Award, based on such simulation as at 1 April 2007 (being the start of the performance period), was S$1.6815 per share.

---

(1) IDA compensation
The compensation payments received from IDA in 1997 and 2000 have been fully amortised in the financial year ended 31 March 2007. With effect from 1 April 2007, SingTel ceased to recognise this compensation income. Excluding the IDA compensation, the ROIC for FY06/07 would be lower at 17.0% (instead of the reported 18.3%).

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/06/2007

TIME: 19:31:25

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Thursday, June 28, 2007 5:32 PM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 471626.pdf

471626.pdf (122 KB)

ASX confirms the release to the market of Doc ID: 471626 as follows:
Release Time: 28-Jun-2007 19:31:23
ASX Code: SGT
File Name: 471626.pdf
Your Announcement Title: App 3Y

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	28-Jun-2007 22:09:51
Announcement No.	00186

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Incorporation of Subsidiary - SingTel Pakistan Investments Ltd
Description	
Attachments:	365-sgx.pdf Total size = **11K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

ANNOUNCEMENT PURSUANT TO
CLAUSE 704 OF THE SGX LISTING MANUAL

INCORPORATION OF SUBSIDIARY
- SINGTEL PAKISTAN INVESTMENTS LTD

Singapore Telecommunications Limited ("SingTel") wishes to announce that SingTel Asia Pacific Investments Pte. Ltd., a wholly-owned subsidiary of SingTel, has incorporated a wholly-owned subsidiary in Mauritius known as SingTel Pakistan Investments Ltd ("SingTel Pakistan").

SingTel Pakistan has a stated capital value of US$10,000 divided into 10,000 ordinary shares of US$1 each. The principal activity of SingTel Pakistan is investment holding. SingTel's directors on SingTel Pakistan are Mr Lim Chuan Poh, Mr Quah Kung Yang and Ms Fang Fang.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated: 28 June 2007

Lorinda Leung

From: Lim Li Ching
Sent: Thursday, June 28, 2007 10:10 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, June 28, 2007 10:09:51 PM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=

Announcement Title :: MISCELLANEOUS
Announcement No. :: 00186
Submission Date & Time :: 28-Jun-2007 22:09:16
Broadcast Date & Time :: 28-Jun-2007 22:09:51
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)

=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/06/2007

TIME: 08:28:03

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Incorporation of Subsidiary SingTel Pakistan Investments Ltd

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Friday, June 29, 2007 6:29 AM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 471649.pdf

471649.pdf (14 KB)

ASX confirms the release to the market of Doc ID: 471649 as follows:
Release Time: 29-Jun-2007 08:27:58
ASX Code: SGT
File Name: 471649.pdf
Your Announcement Title: Incorporation of Subsidiary SingTel Pakistan Investments Ltd

SEC File No: 82-3622

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	28-Jun-2007 22:02:45
Announcement No.	00183

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Purchase and Subscription of Shares in Warid Telecom (Private) Limited
Description	
Attachments:	366-sgx.pdf Total size = **13K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

ANNOUNCEMENT PURSUANT TO CLAUSE 704 OF THE SGX LISTING MANUAL

PURCHASE AND SUBSCRIPTION OF SHARES IN WARID TELECOM (PRIVATE) LIMITED

Singapore Telecommunications Limited ("SingTel") wishes to announce that it has entered into an agreement with Warid Telecom (Private) Limited ("Warid Telecom") and certain shareholders of Warid Telecom for the acquisition by its wholly-owned subsidiary, SingTel Pakistan Investments Ltd, of shares in Warid Telecom representing an interest of 30 per cent in the issued share capital of Warid Telecom (the "Acquisition"). The Acquisition is of both new and existing shares, expected to be in the ratio of 50:50.

As at 31 May 2007, the unaudited net book value of the shares acquired was approximately US$72 million [(1)]. The consideration for the shares was arrived at on a willing-buyer willing-seller basis, taking into account Warid Telecom's discounted future cash flows. The aggregate value of the consideration, which will be satisfied through SingTel's internal and/or external sources of funds, is approximately US$758 million. The consideration is subject to adjustment, on completion of the Acquisition ("Completion") and if the ratio of new shares to existing shares changes.

Completion is conditional upon the fulfillment of certain conditions precedent.

The Acquisition is not expected to have a material impact on the financial statements of the SingTel Group for the year ending 31 March 2008.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 28 June 2007

[(1)] Based on approved Accounting Standards as applicable in Pakistan.

E:ANN/2007/ANN-366/LLC/LA

Lorinda Leung

From: Lim Li Ching

Sent: Thursday, June 28, 2007 10:03 PM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, June 28, 2007 10:02:45 PM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
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Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

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Announcement Title :: MISCELLANEOUS
Announcement No. :: 00183
Submission Date & Time :: 28-Jun-2007 22:01:52
Broadcast Date & Time :: 28-Jun-2007 22:02:45
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
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ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
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Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/06/2007

TIME: 08:27:56

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Purchase & Subscription of Shares in Warid Telecom (Private)

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Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Friday, June 29, 2007 6:29 AM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

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471644.pdf (17 KB)

ASX confirms the release to the market of Doc ID: 471644 as follows:
Release Time: 29-Jun-2007 08:27:46
ASX Code: SGT
File Name: 471644.pdf
Your Announcement Title: Purchase and Subscription of Shares in Warid Telecom (Privat

SEC File No: 82-3622

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	28-Jun-2007 22:05:24
Announcement No.	00184

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Media Release on SingTel and Warid Telecom announce a Strategic Partnership in Pakistan
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Attachments:	MR28Jun07.pdf Total size = **102K** (2048K size limit recommended)

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SingTel

WARID TELECOM

Media Release

SingTel and Warid Telecom announce a Strategic Partnership in Pakistan

Abu Dhabi, UAE - June 28, 2007 – Singapore Telecommunications Limited ("SingTel") and Warid Telecom (Private) Limited ("Warid Telecom"), today announced that they have entered into a definitive agreement subsequent to which SingTel will acquire a 30 per cent equity stake in Warid Telecom for an estimated US$758 million.

In just two years from its commercial launch in 2005, Warid Telecom has reached nearly 9.7 million in reported subscriber numbers, representing an estimated market share of 16.6%, and making it the third largest mobile operator in Pakistan, as of April 2007.

With a large population in excess of 160 million growing at over 2 per cent per annum, and a young median age of 20 years, Pakistan represents the sixth largest population base in the world. Fuelled by foreign direct investment, its economy has seen strong growth over the past few years. With a current low mobile penetration rate of 36 per cent, and a strong regulatory regime, the Pakistani cellular market is one of the most attractive in the world and has recently attracted sustained interest from international telecom operators.

SingTel will invest US$758 million (subject to closing adjustments on completion of the transaction) to acquire a 30 per cent stake in Warid Telecom, valuing the company at an enterprise value of US$2.9 billion. The investment is being made as part of a strategy to support Warid Telecom's continued growth and enhance its market position. The purchase will be satisfied through SingTel's internal and/or external sources of funds.

Warid Telecom is part of the Abu Dhabi Group, led by HH Sheikh Nahayan Mabarak Al Nahayan, a senior member of the Emirate of Abu Dhabi's ruling family.

Commenting on the announcement, HH Sheikh Nahayan, said: "Our partnership with SingTel marks a new milestone in the development of our company. Our customers, employees and shareholders stand to reap the benefits of this partnership as we work together to execute our long-term growth strategy. We look forward to the opportunities that this partnership will bring to Warid Telecom and to the broader telecom sector in Pakistan."

This latest investment in Warid Telecom will further strengthen SingTel's position as the leading force in the Asia Pacific mobile market. Including Warid Telecom, SingTel, together with its associated companies, will have a major presence in eight regional cellular markets with a total of more than 130 million subscribers.

SingTel

WARID TELECOM

SingTel's Group Chief Executive Officer, Ms. Chua Sock Koong, said: "SingTel has made substantial investments in markets with high growth potential in South Asia, such as India and Bangladesh. Warid Telecom in Pakistan is a natural fit. It is also an attractive business with strong brand recognition. The management of Warid Telecom has established an impressive operational track record, turning EBITDA-positive in only 17 months after its commercial launch. We see strong upside in terms of the company's performance and look forward to its continued contribution towards the development of mobile communications in Pakistan."

Mr. Bashir Tahir, Chief Executive Officer of Warid Telecom International added: "SingTel has a reputation for making telecom investments where they can add value strategically, and where they work with management to help grow businesses. With SingTel's technological and commercial expertise, Warid Telecom will be well positioned to take on the challenges of the next phase of its development. We see SingTel sharing with us its international experience and knowledge in different aspects of operating a telecommunications business. Through this partnership, we hope to achieve synergies in the areas of procurement, marketing, international roaming, network planning and product development which will ultimately benefit our customers."

Goldman Sachs advised Warid Telecom and HSBC advised SingTel. Cleary Gottlieb Steen & Hamilton and Allen & Gledhill acted as legal advisers to Warid Telecom and SingTel respectively. Completion of the purchase is conditional upon the fulfillment of certain conditions precedent.

Media contacts:

Peter Heng
Director (Corporate Communications)
SingTel

Tel: +65 9125 0023
Email: peterheng@singtel.com

Ali Tahir
Group Chief Commercial Officer
Warid Telecom International

Tel: + 9712 6266 406
Email: ali.tahir@waridtel.com

About Warid Telecom (Private) Limited ("Warid Telecom")

Warid Telecom is the third largest mobile operator in Pakistan, with a market share of 16.6%, and has nearly 9.7 million in reported subscriber numbers as of April 2007.

SingTel WARID TELECOM

The company launched its services in May 2005 and has sustained a very rapid expansion since. The company has a 15-year license to operate GSM-based mobile services in Pakistan, Azad Jammu and Kashmir, and the Northern areas.

Warid Telecom has achieved its current market position in Pakistan through a focus on customer service and innovation, and is recognized for its quality of service and strong brand image. The company has over the last six months more than doubled its investment in the expansion of its network and capacity in order to meet the rapidly growing demand for its services.

About Warid Telecom International LLC ("WTI") and Abu Dhabi Group

Warid Telecom is part of WTI, a telecommunications group set up in 2004 to acquire, own and operate telecom assets in the emerging markets of Asia and Africa. In addition to its operation in Pakistan, WTI successfully launched its operation in Bangladesh in May 2007 with half a million subscribers acquired in less than two months. Furthering its international expansion in its target markets, WTI has acquired licenses in Congo Brazzaville and Uganda and is preparing to launch its operations in these two markets in the second half of 2007. Through its subsidiary Wateen Telecom, the Group also operates a 5,000 km fiber optic backbone in Pakistan and is launching a Wimax service in addition to the Long Distance and International (LDI) service it offers today.

WTI is backed by the Abu Dhabi Group, one of the leading business groups in the United Arab Emirates, with interests in sectors including banking and financial services, hospitality, construction, telecommunications services, real estate and manufacturing. Led by His Highness Sheikh Nahayan Mabarak Al Nahayan, the Abu Dhabi Group has been investing in Pakistan for many years and is today one of the largest foreign investors in the country. Apart from Warid Telecom in Pakistan, its other successful investments in the country include Bank Alfalah Limited, United Bank Limited, Taavun (Pvt.) Limited, Alfalah Insurance Company Limited, Alfalah GHP Investment Management, Alfalah Securities (Pvt) Ltd and Wateen Telecom (Pvt) Limited.

About Singapore Telecommunications Limited ("SingTel")

SingTel is Asia's leading communications group with operations and investments around the world. Serving both the corporate and consumer markets, it is committed to bringing the best of global communications to customers in the Asia Pacific and beyond. With significant operations in Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

To serve the needs of multi-national corporations, SingTel has a network of 37 offices in 19 countries and territories throughout Asia Pacific, Europe and the United States. These offices enable SingTel to deliver reliable and quality network solutions to its customers, either on its own or jointly with local partners.

The Group also has major investments in Bangladesh, India, Indonesia, the Philippines and Thailand. Including Warid Telecom, SingTel, together with its associated companies, will have a major presence in eight regional cellular markets with a total of more than 130 million customers. SingTel employs more than 19,000 people worldwide and had a turnover of S$13.15 billion (US$8.40 billion) and net profit after tax of S$3.78 billion (US$2.42 billion) for the year ended 31 March 2007.

Lorinda Leung

From: Lim Li Ching
Sent: Thursday, June 28, 2007 10:05 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, June 28, 2007 10:05:24 PM
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Subject: SGX Corporate Announcements :: MISCELLANEOUS
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Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

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Announcement Title :: MISCELLANEOUS
Announcement No. :: 00184
Submission Date & Time :: 28-Jun-2007 22:04:43
Broadcast Date & Time :: 28-Jun-2007 22:05:24
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
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>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/06/2007

TIME: 08:27:56

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Media Release: SingTel & Warid Telecom Strategic Partnership

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Friday, June 29, 2007 6:29 AM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 471646.pdf

471646.pdf (139 KB)

ASX confirms the release to the market of Doc ID: 471646 as follows:
Release Time: 29-Jun-2007 08:27:46
ASX Code: SGT
File Name: 471646.pdf
Your Announcement Title: Media Release on SingTel and Warid Telecom announce a strate

SEC File No: 82-3622

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	28-Jun-2007 22:07:48
Announcement No.	00185

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SingTel Extends Asian Footprint with Pakistan Investment - slides
Description	
Attachments:	MR28Jun07-slides.pdf Total size = **338K** (2048K size limit recommended)

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SingTel Extends Asian Footprint with Pakistan Investment

29th June 2007

Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

"S$" means Singapore dollars and "US$" means United States dollars unless otherwise indicated. Any discrepancies between individual amounts and totals are due to rounding.

SingTel

SingTel Acquiring 30% Stake in Warid Telecom

- SingTel is acquiring a 30% stake through a combination of existing share purchase (50%) and subscription of new shares (50%)[(1)]

- Warid is the 3rd largest mobile operator in Pakistan with a 17% market share[(2)]

- Cash consideration of US$758m[(1)], based on enterprise value of US$2.9bn. Approx US$379m equity to be injected into Warid

(1) The ratio of existing to new shares is subject to finalisation and the cash consideration is subject to adjustments upon completion
(2) Based on customer base as at 30 April 2007

SingTel

Investment Highlights

High market growth potential

- Large population base of over 160m: 6th largest in the world and growing at ca. 2% per annum. Median age 20 years.
- 7% projected real GDP growth
- Current low cellular penetration of 36%, forecast to reach 64% by 2011[1]

Warid: Attractive growth platform

- Fast growing cellular operator in Pakistan; achieved 9.7 m customers in less than 2 years
- Strong and experienced management team
- EBITDA positive 17 months after commercial launch

Well structured transaction for long term partnership

- The Abu Dhabi Group is one of the largest foreign investor groups in Pakistan with diversified business interest across various sectors
- Synergistic partnership leveraging on SingTel's expertise in emerging markets
- Governance rights in line with ownership stake

(1) Source: PTA, Federal Bureau of Statistics Pakistan & Informa Telecoms and Media

SingTel

Transaction Rationale

Pakistan: High Market Growth Potential

Warid: Strong Growth Platform

Attractive Valuation

Pakistan Overview


Gilgit
AFGHANISTAN
ISLAMABAD
Rawalpindi
Sialkot
Sargodha
Faisalabad
Lahore
Zhob
Quetta
Jhang
Sadr
Multan
Nok Kundi
Bahawalpur
Sukkur
INDIA
Gwadar
Hyderabad
Karachi

Demographics

Population	>160 m
Area	796,096 sq. km
Urbanisation	33 %
Mobile penetration	36%
Legal System	Based on English common law and Islamic law

Source: EIU, Government of Pakistan, PTA

Economic Indicators (1)

Per Capita Income	US$ 925
GDP (US$ Bn PPP adj.)	US$411
GDP per Capita (US$ PPP adj.)	US$2,580
Inflation (CPI)	7.9%
Exchange Rate (Pkr/USD) (2)	60.6
Workers Remittance (US$ bn)	US$5.5

(1) Source: Government of Pakistan economic survey 2006-07
(2) As at 25/06/07

Steady and Continued Economic Growth

Real GDP Growth (%)


10
8
6
4
2
0
7.4%
8.0%
6.2%
7.0%
FY04
FY05
FY06
FY07(1)

Foreign Direct Investment (US$ bn)


5
4
3
2
1
0
0.3
0.8
0.5
1.1
2.2
2.6
4.2
FY01
FY02
FY03
FY04
FY05
FY06
FY07 (2)

Source: EIU, Government of Pakistan
(1) Government of Pakistan economic survey 2006-07 projection
(2) For the 10-month period from July 2006 to April 2007

SingTel

Favorable Economic and Regulatory Environment Spurs Mobile Growth

Telecom Spending (US$ bn) and Share of GDP (%)



2.0%
8.3
6.8
1.8%
5.8
5.3
1.7%
1.7%
4.7
1.6%
2002
2003
2004
2005
2006
Cellular Spend
Fixed Line Spend
% of GDP

Mobile vs Fixed Line Penetration (%)



22.2
8.3
3.3
2.7
2.5
1.2
3.3
2002
2003
2004
2005
2006
% Fixed Line Penetration
% Mobile Penetration

Key Market Highlights

- Macro / Demographic trends:
  - Continued urbanisation trend
  - Rapidly rising disposable income with influx of expatriates' income
  - Availability of low-cost hand sets
  - Large youth population
- Fixed mobile substitution
- Regulatory environment
  - Independent and well-respected regulator
  - Transparent decision making process and level playing field
  - No cap on foreign ownership of telecom assets
  - Liberalisation of WLL, LL and LDI sectors
  - Effective policing of limited mobility rules for WLL players
  - Clear rules regarding license renewal and issuance

Source: Warid Telecom, Pakistan Telecommunications Authority
(1) Informa Telecoms and Media

SingTel

Warid is the No.3 Operator

April 2007 Operator Market Shares (%)



Paktel 1.8%
Pakcom 0.6%
Telenor 16.5%
Mobilink 43.2%
Warid 16.6%
Ufone 21.4%

Source: PTA, Companies' reports

Operator	Comments	
Mobilink	• Inception: • Technology: • Major Shareholders:	1994 GSM-900/1800 Orascom (89%) Rayshield Investments (11%)
Ufone	• Inception: • Technology: • Major Shareholder:	2001 GSM-900/1800 PTCL (100%)
WARID TELECOM	• Inception: • Technology: • Major Shareholder:	2005 GSM-900/1800 the Abu Dhabi Group (100%)
telenor	• Inception: • Technology: • Major Shareholder:	2005 GSM-900/1800 Telenor (100%)
Paktel	• Inception: • Technology: • Major Shareholder:	1991 GSM-900/1800 - TDMA China Mobile (89%)
INSTAPHONE	• Inception: • Technology: • Major Shareholder:	1991 DAMPS/TDMA Arfeen Group

SingTel

Transaction Rationale

Pakistan: High Market Growth Potential

Warid: Strong Growth Platform

Attractive Valuation

SingTel

Overview of Warid

Subscriber base

- 9.7 million customers as at April 2007 comprising:
  - 8.9 million prepaid customers
  - 0.8 million postpaid customers

License terms

- 15-year GSM license covering Pakistan, AJK and Northern Areas
- GSM 900 / 1800 spectrum
- Operations launched in May 2005

SingTel

Network Infrastructure

Network Infrastructure

- US$775m invested in network
- Approximately 1,830 Base Stations on air as at June 2007
- Network covers 60% of addressable population
- Modern network with core network GPRS and EDGE-ready

Expanding network coverage

Warid has coverage in over 150 cities



SingTel

Competitive Positioning

Postpaid features


zahi 150
zahi 500

- Implement talk & save programs
- Co-brand promotions with credit cards
- Handset bundling & loyalty programs
- Flexible billing options (per sec, 30 sec & per min)

Prepaid features


zem
1
SECOND
zem
SECOND
zem
SECOND
zem
12 to 9

- Innovative recharge
  - Easy load
  - E-top up
  - P2P charging
  - ATM & credit card charging
- Differentiated services
  - Per second & 30 second billing
  - On-net & off-net free minutes
  - Late Night Option
  - Bundled products (Warid Zoom)

SingTel

Warid: Gaining Momentum Since Launch



Cellular Market Share
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Mar-2006
1.4%
3.1%
9.6%
11.0%
22.8%
51.4%
Jun-2006
1.0%
3.2%
11.6%
12.7%
21.6%
49.8%
Sep-2006
0.7%
3.7%
11.3%
14.4%
21.2%
48.6%
Dec-2006
0.5%
2.8%
13.7%
15.8%
20.8%
46.4%
Apr-2007
0.6%
1.8%
16.5%
16.6%
21.4%
43.2%
Mobilink
Ufone
Warid
Telenor
Paktel
Pakcom
telenor
WARID

Source: PTA

SingTel

Key Operating and Financial Highlights

	FYE 30 Jun 06	9 months ended 31 Mar 07
Financial highlights (US$ m)		
Revenue	159	232
EBITDA	(20)	15
EBITDA margin (%)	n.m.	6.4%
Capex (accrued)	231	307
Net Debt	231	489
Net Gearing (%)	45%	60%
Operational highlights		
Customer Base (m)	4.9	9.7 [1]
Postpaid : Prepaid (%)	13 : 87	8 : 92 [1]
ARPU (US$)	6.9	5.4
MOU (min)	231	256

(1) As at 30 Apr 2007

SingTel

SingTel Financial Impact:

➢ Retaining significant financial flexibility

	Reported FY07	Proforma FY07[1]
Basic EPS (S¢ per share)	23.25	Slightly lower
NTA (S¢ per share)	53.67	48.00 (estimated goodwill: S$900m)
Net debt (S$ m)	5,895	7,061
Net Debt : EBITDA	0.9x	1.1x
EBITDA : Net Interest Expense	21.3x	18.8x
Net Gearing	22%	25%

(1) Proforma information is shown for illustrative purpose only. *Numbers in income statement calculated on the assumption that the acquisition was completed on 1/4/2006*. Numbers in balance sheet calculated on the assumption that the acquisition was completed on 31/3/2007.

SingTel

Transaction Rationale

Pakistan: High market Growth Potential

Warid: Strong Growth Platform

Attractive Valuation

Attractive Valuation

(US$ million) Company	Country	Market Position	Market Cap [1]	Enterprise Value [1]	Subs (000s) [1]	EV/Subs (US$)
Bharti Airtel	India	#1	33,532	34,549	37,141	930
Idea Cellular	India	#5	5,771	6,335	14,011	452
Reliance Communications	India	#2	19,887	20,314	28,968	701
Excelcomindo	Indonesia	#3	1,695	2,313	10,100	229
A.I.S	Thailand	#1	6,118	6,592	21,089	313
DTAC	Thailand	#2	2,144	3,193	13,328	240
Globe Telecom	Philippines	#2	3,384	3,840	16,923	227
Digi.Com	Malaysia	#3	4,061	3,877	5,783	670
Dialog Telekom	Sri Lanka	#1	1,702	1,774	3,365	527
Average						**477**
Recent Transactions						
Vodafone - Essar [2]	**India**	**#4**		**18,800**	**23,306**	**807**
China Mobile - Paktel [3]	**Pakistan**	**#5**		**460**	**1,055**	**436**
Warid Telecom	**Pakistan**	**#3**		**2,900**	**9,714**	**299**

Sources: Company reports, respective countries' telecommunications authorities
(1) Enterprise value and subscribers as at 31 March 2007, except for recent transactions (based on announcement date)
(2) Vodafone acquired a 67% stake in Hutchison Essar from Hutchison Telecommunication International for US$11.1 billion in May 2007
(3) China Mobile acquired an 89% stake in Paktel from Millicom International for US$284 million in Feb 2007

SingTel

Ownership Structure Post-SingTel investment

SingTel has a well-known and established partner in the Abu Dhabi Group, one of the largest foreign investor groups in Pakistan



SingTel
The Abu Dhabi Group
30%
70%
WARID
WE CARE

HH Sheikh Nahayan Mabarak Al Nahayan

- Chairman of the Dhabi Group
- Minister for Higher Education of the UAE
- Senior Member of the Emirate of Abu Dhabi's ruling family
- Chairman of Warid Telecom, Wateen Telecom and United Bank Limited

Telecom & Media

- Pakistan
  - Warid Telecom
  - Wateen Telecom
- Mobile operations in other countries
  - Bangladesh, Congo Brazzaville and Uganda
- Vision Television Network, Pakistan (CNBC)

Other Businesses

- Financial Institutions (Pakistan)
  - Bank Alfalah Limited
  - United Bank Limited
- Real Estate and Construction
  - Rasis Developer LLC (UAE)
  - Taavun (Pvt) Limited (Pakistan)
  - Ravi City (Pakistan)

Leveraging on SingTel's Experience

Board Representation

- 2 out of 7 Board members

Management Appointments

- Provide management expertise to Warid where necessary

Technical Service Know-how

- Network planning, sales & marketing, billing & retention management
- *Secondee program for key business areas*

Overall Execution

- Experience in rolling out network and adding subscribers in low penetration markets

Equipment Procurement

- Leverage purchasing scale and vendor relationships to minimise pricing for handsets and network

Sales & Distribution

- Apply SingTel expertise in brand management, marketing and pricing plan development

Customer Retention

- Apply best-in-class techniques for churn management and customer support

Corporate Governance

- Improve board and management practices to world standards

Accounting & Financial Control

- Enhance MIS, financial reporting and audit practices

SingTel

Enhanced Regional Footprint

Participation in the Pakistan mobile market will enhance SingTel's growth trajectory


High
MOBILE PENETRATION
Low
SingTel
yes
OPTUS
AIS
GLOBE TELECOM
WARID
WE CARE
TELKOMSEL
bharti
GDP per capita
Low
High

SingTel

SingTel

Asia's Leading Communications Company



OPTUS
hello!
OPTUS

www.singtel.com

SingTel

Lorinda Leung

From: Lim Li Ching

Sent: Thursday, June 28, 2007 10:08 PM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, June 28, 2007 10:07:48 PM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00185
Submission Date & Time :: 28-Jun-2007 22:07:07
Broadcast Date & Time :: 28-Jun-2007 22:07:48
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Friday, June 29, 2007 6:29 AM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 471648.pdf

471648.pdf (462 KB)

ASX confirms the release to the market of Doc ID: 471648 as follows:
Release Time: 29-Jun-2007 08:27:48
ASX Code: SGT
File Name: 471648.pdf
Your Announcement Title: SingTel Extends Asian Footprint with Pakistant Investments

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Miscellaneous
* Asterisks denote mandatory information

>> Explanatory Notes
Please use this template for any miscellaneous announcements.

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	
Announcement No.	

The Price Sensitivity and Contact Number information will not be published.

Price Sensitivity *	Yes
Contact Number *	68382201

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SingTel Extends Asian Footprint with Pakistan Investment
Description	
Attachments:	MR28Jun07-slides.pdf Total size = **338K** (2048K size limit recommended)

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ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/06/2007

TIME: 08:27:58

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SingTel Extends Asian Footprint with Pakistant Investments

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Lorinda Leung

From: Ong Swan Tah
Sent: Thursday, June 28, 2007 7:11 PM
To: Lorinda Leung
Cc: Sin Yang Fong; James Goh Chat Shen; Stephen Tan
Subject: To upload "SingTel Extends Asian Footprint with Pakistan Investment"

Dear Lorinda,

I will be uploading the document to our website after your filing.

Looking forward to seeing your email later.

Thank you.

Best regards
Swan Tah

-----Original Message-----
From: James Goh Chat Shen
Sent: Thursday, June 28, 2007 7:08 PM
To: Lorinda Leung; Stephen Tan; Ong Swan Tah
Cc: Sin Yang Fong
Subject: RE: pakistan slides

Pl use this title "SingTel Extends Asian Footprint with Pakistan Investment"

-----Original Message-----
From: James Goh Chat Shen
Sent: Thursday, June 28, 2007 6:49 PM
To: Lorinda Leung; Stephen Tan; Ong Swan Tah; Tan Ee Woon
Subject: pakistan slides

Dear all, here're the slides for your action please.

SEC File No: 82-3622

copy to co sec on 3/7/07

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	29-Jun-2007 18:10:00
Announcement No.	00139

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement on Komisi Pengawas Persaingan Usaha Republik Indonesia
Description	
Attachments:	367-sgx.pdf Total size = **10K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

ATTENDANCE BEFORE KOMISI PENGAWAS PERSAINGAN USAHA REPUBLIK INDONESIA

Singapore Telecommunications Limited ("SingTel") wishes to announce that SingTel and its wholly-owned subsidiary, Singapore Telecom Mobile Pte Ltd, have been called by the Komisi Pengawas Persaingan Usaha Republik Indonesia (Republic of Indonesia Commission for Supervision of Business Competition) to attend before it for an examination concerning the allegation of a violation by Temasek Business Group of Article 27(a) of Law No.5 of 1999 relating to business competition matters.

Dated : 29 June 2007

Lorinda Leung

From: Lim Li Ching

Sent: Friday, June 29, 2007 6:10 PM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Friday, June 29, 2007 6:10:00 PM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

```
=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00139
Submission Date & Time :: 29-Jun-2007 18:09:08
Broadcast Date & Time :: 29-Jun-2007 18:10:00
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
```

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/07/2007

TIME: 08:28:01

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Attendance before KPPU

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Monday, July 02, 2007 6:28 AM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 472336.pdf

472336.pdf (14 KB)

ASX confirms the release to the market of Doc ID: 472336 as follows:
Release Time: 02-Jul-2007 08:27:51
ASX Code: SGT
File Name: 472336.pdf
Your Announcement Title: Attendance before KPPU

END

END